Exhibit 99.1

Year Ended December 31, 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
Introduction	2
About IAMGOLD	2
Highlights	2
Operating and Financial Results	4
Outlook	7
Environmental, Social and Governance	8
Operations
Operating and Financial Performance
Côté Gold	11
Westwood	15
Essakane	18
Other Projects	20
Exploration	21
Financial Condition
Liquidity and Capital Resources	21
Cash Flow	26
Market Risk	27
Related Party Transactions	29
Shareholders’ Equity	29
Quarterly Financial Review	29
Disclosure Controls and Procedures and Internal Control over Financial Reporting	30
Critical Judgments, Estimates and Assumptions	31
Notes to Investors Regarding the Use of Resources	32
New Accounting Standards	32
Risks and Uncertainties	32
Non-GAAP Financial Measures	35
Cautionary Statement on Forward-Looking Information	50
CONSOLIDATED FINANCIAL STATEMENTS
Management’s responsibility for financial reporting	53

Management’s report on internal control over financial reporting	54

Report of independent registered public accounting firm	55 to 56

Report of independent registered public accounting firm	57

Consolidated financial statements

Consolidated balance sheets	58

Consolidated statements of earnings (loss)	59

Consolidated statements of comprehensive income (loss)	60

Consolidated statements of cash flows	61

Consolidated statements of changes in equity	62

Notes to consolidated financial statements	63 to 108

2024 MINERAL RESERVES AND RESOURCES	109

MODERN SLAVERY REPORT	112

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	1

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 20, 2025, should be read in conjunction with IAMGOLD’s audited consolidated financial statements and related notes as at and for the fiscal year ended December 31, 2024. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.iamgold.com. However, the information on the website is not in any way incorporated in or made a part of this MD&A.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with three operating mines: Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso) (together referred to as continuing operations). Côté Gold (“Côté’) commenced production on March 31, 2024. The Company has an established portfolio of early stage and advanced exploration projects within highly prospective mining districts in Canada.

IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance (“ESG”) practices, including its commitment to strive for the goal of Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

On January 31, 2023, IAMGOLD completed the sale of its interests in Rosebel to Zijin Mining Group Co. Ltd. (“Zijin”). Rosebel was accounted for as an asset held for sale until derecognition on January 31, 2023, and discontinued operation for the one month ended January 31, 2023. On December 20, 2022, the Company entered into definitive agreements to sell its interests in its development and exploration assets in West Africa (the “Bambouk Assets”) and some of the transactions closed on April 25, 2023, and December 23, 2024. See “Bambouk Assets” for additional details.

HIGHLIGHTS

Operating and financial results

•

Attributable gold production for the year was 667,000 ounces, the mid-point of the Company’s increased production guidance of 625,000 to 715,000 ounces. Fourth quarter attributable production was 177,000 ounces.

•

Côté produced 124,000 attributable ounces (199,000 ounces on a 100% basis) during its initial nine months of operation and 62,000 attributable ounces (96,000 ounces on a 100% basis) in the fourth quarter as it continued to ramp up to nameplate capacity, close to the bottom end of the attributable production guidance range of 130,000 to 175,000 ounces (220,000 to 290,000 ounces at 100%).

•	Westwood produced 134,000 ounces for the full year and 35,000 ounces in the fourth quarter, exceeding the top end of the production guidance range of 115,000 to 130,000 ounces.

•

Essakane produced 409,000 attributable ounces for the full year and 80,000 attributable ounces in the fourth quarter, achieving the top end of the attributable production guidance range of 380,000 to 410,000 ounces.

•

Revenues for the year were a record of $1,633.0 million from sales of 699,000 ounces at an average realized gold price[1] of $2,330 per ounce and $469.9 million from sales of 185,000 ounces at an average realized gold price of $2,525 per ounce for the quarter.

•

Cost of sales per ounce sold, excluding Côté[1], was $1,181 for the year, at the low end of cost guidance of $1,175 to $1,275 and $1,397 for the fourth quarter. Including Côté, cost of sales per ounce sold was $1,156 for the year and $1,298 for the fourth quarter.

•

Cash cost[1] per ounce sold, excluding Côté, was $1,176 for the year, at the low end of guidance range of $1,175 to $1,275 and $1,393 for the fourth quarter. Including Côté, cash cost[1] per ounce sold was $1,152 for the year and $1,294 for the fourth quarter.

•

AISC[1] per ounce sold, excluding Côté, was $1,725 for the year, trending toward the low end of guidance range of $1,700 to $1,825 and $2,071 for the fourth quarter. Including Côté, AISC[1] per ounce sold was $1,716 for the year and $1,949 for the fourth quarter.

•

Net earnings and adjusted net earnings per share attributable to equity holders[1] of $1.52 and $0.55 for the year, respectively; for the fourth quarter, net earnings and adjusted net earnings per share attributable to equity holders[1] of $0.15 and $0.10, respectively. The 2024 net earnings were adjusted for a $455.5 million gain on the reversal of the previously recorded impairment at Westwood.

•

Net cash from operating activities was $486.0 million for the year and $102.6 million for the fourth quarter. Net cash from operating activities, before movements in working capital and non-current ore stockpiles[1], was $600.4 million for the year and $127.2 million for the fourth quarter.

1.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	2

•

Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)[1] was $1,323.0 million for the year ($259.5 million for the fourth quarter) and adjusted EBITDA[1] was $780.6 million for the year ($215.4 million for the fourth quarter). The 2024 EBITDA was adjusted for a $455.5 million gain on the reversal of the previously recorded impairment at Westwood.

•

Mine-site free cash flow[1], excluding Côté Gold, was $344.9 million for the year and $61.3 million for the fourth quarter. The mine-site free cash flow from Côté Gold was $40.2 million for the initial five months of commercial operations and $16.9 million during the fourth quarter.

•

The Company has available liquidity[1] of $767.0 million, mainly comprised of cash and cash equivalents of $347.5 million and the available balance of the revolving credit facility (“Credit Facility”) of $418.5 million as at December 31, 2024.

•

In health and safety, for the year ended December 31, 2024, the Company reported a TRIFR (total recordable injuries frequency rate) of 0.63, an improved trend since last year and third successive year of improvement.

Outlook

•	Attributable gold production of 735,000 to 820,000 ounces, driven by the ramp-up of Côté to nameplate production later in the year and continued strong production levels from Essakane and Westwood.

•	Production at Côté in its first full year, on a 100% basis, is expected to be between 360,000 to 400,000 ounces for the year (250,000 to 280,000 ounces on an attributable basis).

•

Cash cost[1] guidance of $1,200 to $1,350 per ounce sold and AISC[1] guidance of $1,625 to $1,800 per ounce sold. Costs are expected to be lower in the second half of the year as Côté progresses towards nameplate production.

Mineral Reserves and Resources

•

Proven and Probable (“P&P”) Mineral Reserves (100% basis) total 10.7 million ounces of gold in 296 million tonnes (“Mt”) at 1.12 grams per tonne gold (“g/t Au”) (8.2 million ounces attributable). P&P Mineral Reserves decreased 3%, or 367,000 ounces, from the year prior. P&P Mineral Reserves at Essakane increased 5% net of depletion, offset by a 4% decrease at Côté due to depletion.

•

Measured and Indicated (“M&I”) Mineral Resources (100% basis) increased 3% to 26.7 million ounces of gold in 846 Mt at 0.98 g/t Au (21.2 million ounces attributable). Inferred Mineral Resources (100% basis) increased 27% to a total of 12.8 million ounces (11.4 million ounces attributable).

•

Updated Mineral Resources for the 100%-owned Nelligan Project of 3.1 million Indicated gold ounces in 102.8 million tonnes (“Mt”) at 0.95 grams per tonne gold (“g/t Au”), and 5.2 million Inferred ounces (166.4 Mt at 0.96 g/t Au). This represents a 56% increase in Indicated ounces, or 1.1 million ounces, with an accompanying 13% increase in grade; as well as a 33% increase in Inferred ounces, or 1.3 million ounces, with a similar 14% increase in grade. Nelligan mineralization remains open along strike and at depth.

Corporate

•

On December 2, 2024, the Company announced the return of its ownership in Côté to a 70% interest effective November 30, 2024, following the repurchase of the 9.7% interest of the Côté Gold Mine for $377.7 million. The interest that was transferred to Sumitomo Metal Mining Co. Ltd. (“Sumitomo” or “SMM”) as part of the JV funding and amending agreement entered into on December 19, 2022.

•

On December 23, 2024, the Company announced that it executed an amendment to its secured revolving credit facility (“Credit Facility”). Under the amendment, the term has been extended to four years with a new maturity date of December 20, 2028, and the Credit Facility size has been increased from $425 million to $650 million. The Credit Facility will be available for general working capital purposes and provides flexibility as the Company looks to lower the cost of its debt and improve its capital structure in 2025.

•

On December 23, 2024, the Company announced that it closed the sale of its 100% interest in the Karita Gold Project (“Karita”) and associated exploration assets in Guinea (together, the “Guinea Assets”) for gross cash proceeds of $35.5 million. The sale of the Guinea Assets is part of the previously announced transactions with Managem (see news release dated December 20, 2022).

•

During the second half of 2024, the Company delivered 75,000 ounces into the 2022 gold prepay arrangements (37,500 ounces in the fourth quarter), and a further 12,500 ounces during January 2025, reducing the outstanding balance of all prepay arrangements to 62,500 ounces as at January 31, 2025.

•

On November 26, 2024, the Company received an updated credit rating from Standard and Poor’s which upgraded the corporate credit rating from B- to B with a stable outlook. On January 13, 2025, the Company received an updated credit rating from Moody’s which upgraded the corporate credit rating from B3 to B2 with a stable outlook.

•	On November 20, 2024, the Company consolidated corporate functions to better align with current asset base and initiated the closure of the Brossard office in Quebec.

•

On February 3, 2025, Annie Torkia Lagace joined as the Chief Legal and Strategy Officer to lead the Legal, Business Development, and External Affairs teams. As part of this strategic realignment, two long-tenured executives, Tim Bradburn, SVP, General Counsel and Corporate Secretary and Stephen Eddy, SVP, Business Development departed IAMGOLD.

1.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	3

OPERATING AND FINANCIAL RESULTS

For more details and the Company’s overall outlook for 2025, see “Outlook”, and for individual mines performance, see “Operations”. The following table summarizes certain operating and financial results for the three months ended December 31, 2024 (Q4 2024) and December 31, 2023 (Q4 2023) and the years ended December 31 for 2024, 2023 and 2022 and certain measures of the Company’s financial (“discontinued operations”) position as at December 31, 2023, and December 31, 2022. Financial results of Rosebel include the one-month period ended January 31, 2023, and twelve month period ended December 31, 2022, prior to the closing of the sale to Zijin.

	Q4 2024	Q4 2023	2024	2023	2022
Key Operating Statistics
($ millions from continuing operations)
Gold production – attributable (000s oz)	177	136	667	465	499
- Côté Gold[1]	62	—	124	—	—
- Westwood	35	28	134	93	67
- Essakane	80	108	409	372	432
Gold sales – attributable (000s oz)	177	136	654	462	506
- Côté Gold[1]	56	—	111	—	—
- Westwood	37	29	134	90	66
- Essakane	84	107	409	372	440
Cost of sales[2] ($/oz sold) – attributable	$1,298	$1,201	$1,156	$1,291	$1,041
- Côté Gold[1]	$1,083	$—	$1,035	$—	$—
- Westwood	$1,155	$1,446	$1,177	$1,600	$2,093
- Essakane	$1,504	$1,134	$1,182	$1,216	$882
Cash costs[3] ($/oz sold) – attributable	$1,294	$1,197	$1,152	$1,261	$1,052
- Côté Gold[1]	$1,080	—	$1,032	—	—
- Westwood	$1,148	$1,434	$1,167	$1,591	$2,068
- Essakane	$1,501	$1,132	$1,179	$1,181	$899
AISC[3] ($/oz sold) – attributable	$1,949	$1,735	$1,716	$1,783	$1,508
- Côté Gold[1]	$1,685	$—	$1,658	$—	$—
- Westwood	$1,688	$2,049	$1,702	$2,344	$2,568
- Essakane	$2,118	$1,548	$1,625	$1,521	$1,234
Average realized gold price[3,4] ($/oz)	$2,525	$2,005	$2,330	$1,955	$1,721

Key Operating Statistics
($ millions from Rosebel discontinued operation)
Gold production – attributable (000s oz)	—	—	—	25	214
Gold sales – attributable (000s oz)	—	—	—	24	215
Cost of sales[3] ($/oz sold) – attributable	$—	$—	$—	$949	$1,269
Cash costs[3] ($/oz sold) – attributable	$—	$—	$—	$949	$1,243
AISC[3] ($/oz sold) – attributable	$—	$—	$—	$1,358	$1,753

1.

Attributable portion for Côté Gold is based on IAMGOLD’s ownership of 60.3% for the period of January to November 2024, increasing to 70% for December 2024. All-in sustaining cost for Côté Gold for 2024 represents the five-month period following achievement of commercial production.

2.	Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the segment note in the consolidated financial statements.
3.	Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
4.	The average realized gold price in the fourth quarter 2024, excluding the impact of the 2022 Prepay Arrangement (as defined below), was $2,664 per ounce and $2,414 per ounce for the year ended 2024.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	4

	Q4 2024	Q4 2023	2024	2023	2022
Financial Results
($ millions from continuing operations)
Revenues	$469.9	$297.6	$1,633.0	$987.1	$958.8
Gross profit	$130.9	$49.8	$549.9	$124.1	$147.9
EBITDA[1]	$259.5	$70.2	$1,323.0	$381.0	$300.4
- Continuing operations	$259.5	$70.2	$1,323.0	$366.6	$292.3
- Discontinued operations	$—	$—	$—	$14.4	$8.1
Adjusted EBITDA[1]	$215.4	$110.6	$780.6	$338.5	$434.0
- Continuing operations	$215.4	$110.6	$780.6	$315.1	$313.4
- Discontinued operations	$—	$—	$—	$23.4	$120.6
Net earnings (loss) attributable to equity holders	$86.2	$(9.4)	$819.6	$94.3	$(70.1)
- Continuing operations	$86.2	$(9.4)	$819.6	$88.7	$(55.5)
- Discontinued operations	$—	$—	$—	$5.6	$(14.6)
Adjusted net earnings (loss) attributable to equity holders[1]	$57.2	$26.8	$296.0	$59.3	$22.7
- Continuing operations	$57.2	$26.8	$296.0	$44.7	$(35.6)
- Discontinued operations	$—	$—	$—	$14.6	$58.3
Net earnings (loss) per share attributable to equity holders – continuing operations	$0.15	$(0.02)	$1.52	$0.18	$(0.12)
Adjusted net earnings (loss) per share attributable to equity holders[1] – continuing operations	$0.10	$0.06	$0.55	$0.09	$(0.07)
Net cash from operating activities before changes in working capital[1] – continuing operations	$127.2	$52.1	$600.4	$158.9	$298.2
Net cash from operating activities	$102.6	$69.9	$486.0	$159.4	$408.7
- Continuing operations	$102.6	$69.9	$486.0	$144.0	$257.6
- Discontinued operations	$—	$—	$—	$15.4	$151.1
Mine-site free cash flow[1]	$78.2	$28.9	$385.1	$54.1	$187.6
- Continuing operations	$78.2	$28.9	$385.1	$48.2	$167.2
- Discontinued operations	$—	—	$—	$5.9	$20.4
Capital expenditures[1,2] – sustaining	$93.6	$68.6	$290.8	$200.3	$190.4
Capital expenditures[1,2] – expansion	$7.4	$166.1	$196.1	$656.8	$540.3

	December 31	December 31	December 31	December 31	December 31
	2024	2023	2024	2023	2022
Financial Position ($ millions)
Cash and cash equivalents	$347.5	$367.1	$347.5	$367.1	$407.8
Long-term debt	$1,028.9	$830.8	$1,028.9	$830.8	$918.7
Net cash (debt)[1]	$(859.3)	$(649.5)	$(859.3)	$(649.5)	$(605.6)
Available Credit Facility	$418.5	$387.0	$418.5	$387.0	$26.6

1.	Refer to the “Non-GAAP Financial Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
2.

Sustaining and expansion capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets and working capital impacts. Sustaining capital expenditures for Côté Gold for 2024 represent the five-month period following achievement of commercial production.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	5

1.	Cost of sales, including depreciation, cash costs and AISC are expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane).
2.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
3.	Côté capital expenditures reflect the proportionate interest in Côté Gold UJV on an incurred basis.
4.	All-in sustaining cost and sustaining capital expenditures for the third quarter 2024 for Côté Gold represent the two-month period following achievement of commercial production.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	6

OUTLOOK

Production

	Actual 2024	Full Year Guidance 2025
Côté Gold (000s oz)	124	250 – 280
Westwood (000s oz)	134	125 – 140
Essakane (000s oz)	409	360 – 400

Total attributable production[1] (000s oz)	667	735 – 820

1.

Attributable ounces account for IAMGOLD ownership interests of: Côté Gold - weighted average to account for the repurchase of the 9.7% interest effective November 30, 2024, returning IAMGOLD’s interest to 70%; Westwood - 100%; Essakane - 90%.

Total attributable production for IAMGOLD in 2025 is expected to be in the range of 735,000 to 820,000 ounces, an increase from 2024 production, driven by the ramp-up of Côté Gold to nameplate production later during 2025 and continued strong production levels from Essakane and Westwood. Production at Côté Gold in its first full year, on a 100% basis, is expected to be between 360,000 to 400,000 ounces for the year (250,000 to 280,000 ounces on an attributable basis). For further details, refer to the operations section of each mine below.

Costs

	Actual 2024	Full Year Guidance 2025
Côté Gold
Cash costs ($/oz sold)	$1,032	$950 – $1,100
AISC ($/oz sold)	$1,658	$1,350 – $1,500
Westwood
Cash costs ($/oz sold)	$1,167	$1,175 –$1,325
AISC ($/oz sold)	$1,702	$1,675 –$1,825
Essakane
Cash costs ($/oz sold)	$1,179	$1,400 –$1,550
AISC ($/oz sold)	$1,625	$1,675 –$1,825
Consolidated
Cost of sales[1] ($/oz sold)	$1,156	$1,200 –$1,350
Cash costs[1,2] ($/oz sold)	$1,152	$1,200 –$1,350
AISC[1,2] ($/oz sold)	$1,716	$1,625 –$1,800

1.

Consists of Westwood and Essakane on an attributable basis of 100% and 90%, respectively. For Côté Gold, the attributable basis in 2024 is based on IAMGOLD’s ownership of 60.3% up to November 2024, thereafter, increasing to 70% for December 2024. 2024 all-in sustaining cost for Côté Gold represents the five-month period following achievement of commercial production. For 2025, the attributable basis for Côté Gold is 70% for all periods.

2.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.

Cash costs on a consolidated basis are expected to be in the range of $1,200 to $1,350 per ounce sold, a slight increase from last year primarily as a result of an increase in expected cash costs at Essakane. AISC for IAMGOLD are expected to be in the range of $1,625 and $1,800 per ounce sold, in line with last year as a result of the ramp up of Côté Gold and reduced capitalized waste stripping at Essakane.

The full year guidance is based on the following 2025 full year assumptions, before the impact of hedging: average realized gold price of $2,500 per ounce, USDCAD exchange rate of 1.35, EURUSD exchange rate of 1.11, average Brent oil price of $75 per barrel and WTI price of $70 per barrel.

Capital Expenditures

	Actual 2024[1]			Full Year Guidance 2025[2]
($ millions)	Sustaining	Expansion	Total	Sustaining	Expansion	Total
Côté Gold (IMG share)	$42.7	$191.0	$233.7	$110	$15	$125
Westwood	$66.1	$—	$66.1	$70	$—	$70
Essakane	180.4	5.1	185.5	110	5	115

	$289.2	$196.1	$485.3	$290	$20	$310
Corporate	1.6	—	1.6	—	—	—

Total[3]	$290.8	$196.1	$486.9	$290	$20	$310

1.	100% basis, for Westwood and Essakane, and reflects IAMGOLD’s proportionate interest in Côté Gold UJV on an incurred basis.
2.	Capital expenditures guidance (±5%).
3.	Includes $11 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	7

Capital expenditures for IAMGOLD in 2025 are expected to total $310 million, of which $290 million is categorized as sustaining capital. Capital expenditures are down from the prior year, as a result of the completion of expansion capital outlays as Côté Gold construction and commissioning was completed earlier in the year. Sustaining capital estimates are expected to decline going forward, as Côté completes the construction of the full tailings dam footprint and as capitalized waste stripping declines at Essakane based on the current mine plan.

Exploration Outlook

Exploration expenditures for 2025 are expected to be approximately $38 million, the majority of which will be expensed. The largest exploration spend will be at Côté Gold of approximately $13 million attributable to IAMGOLD including the Gosselin resource delineation drilling program, Essakane at approximately $7 million, followed by Nelligan/Monster Lake at approximately $6 million.

	Actual 2024			Full Year Guidance 2025
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$1.0	$16.5	$17.5	$—	$25	$25
Exploration projects – brownfield	6.5	2.4	8.9	11	2	13

	$7.5	$18.9	$26.4	$11	$27	$38

Income Taxes Paid and Depreciation Outlook

The Company expects to pay cash taxes in the range of $120 to $130 million during 2025. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. There are no significant cash taxes expected in respect of the new global minimum top-up taxes (“GloBE”). The income taxes paid guidance does not include cash tax obligations arising as part of the Bambouk sales process. See “Bambouk Assets” for additional details.

Depreciation expense for 2025 is expected to be $450 million (±5%) with increased depreciation expense due to the increase in the value of depreciable property, plant and equipment following the completion of construction and commencement of commercial operations at Côté Gold and the impairment reversal at the Westwood cash generating unit (“CGU”).

($ millions)	Actual 2024	Full Year Guidance 2025
Depreciation expense	$273.8	$450 (±5%)
Income taxes paid	$55.4	$120 – $130

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to strive for the goal of Zero Harm®, in every aspect of its business.

The Company reports annually on its ESG performance highlighting progress and achievements across a range of material topics and indicators and draws upon various ESG frameworks and standards and internationally recognized methodologies such as the Global Reporting Initiative (“GRI”) and Sustainability Accounting Standards Board (“SASB”) to guide its Sustainability Report. On May 15, 2024, the Company released its annual Sustainability Report, outlining the Company’s 2023 sustainability performance, and the inaugural Tailings Management Report. On December 18, 2024, the Company released its 2023 Scope 3 Emissions Report.

As a member of the Mining Association of Canada (“MAC”), the Company participates in the Towards Sustainable Mining (“TSM”) initiative at all its operations, including internationally at Essakane (Burkina Faso), which exceeds MAC’s requirements of reporting only on Canadian operations. The Company conducts an annual self-assessment at each of its operating facilities to assess the performance against the TSM Assessment Protocols, with a third-party verification every three years. Côté Gold will begin reporting publicly against the TSM Assessment Protocols in 2026 as per MAC requirements.

In the fourth quarter, the Company sought external verifications of the TSM results for the Westwood and Essakane mines. The verification report indicated an ‘A’ level or higher for all indicators within all protocols. IAMGOLD was also selected to participate in a Post-Verification Review exercise in 2025 with MAC’s Community of Interest Panel, which is part of MAC’s annual internal review process.

In 2024, the Company set and achieved most of its ESG targets set related to health and safety; equity, diversity, and inclusion; and environment, including:

•	meeting or exceeding leading and lagging health and safety targets (achieve total recordable incident frequency rate (TRIFR) of 0.66 and implement the Critical Risks Protocols),

•	developing a biodiversity roadmap,

•	developing a water stewardship framework, and

•	zero significant environmental and community incidents[1].

1.

IAMGOLD defines significant incidents as those assessed as Level 4 or 5 based on the Company’s risk matrix, and/or resulting in fines greater than US$100,000. The Company’s risk matrix includes incident severity of environmental, health and safety, social, and financial aspects.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	8

Health and Safety

Health and safety is core to the Company’s pursuit of its Zero Harm® vision. Through various prevention programs, the Company continually promotes a wellness program and a safe work environment at its sites. The TRIFR (total recordable injuries frequency rate) was 0.63 as at December 31, 2024 (compared to 0.69 as at December 31, 2023), tracking below the Company’s target of 0.66.

In the fourth quarter of 2024, teams from each operation participated in workshops to review and identify the Company’s health and safety leading and lagging indicators for 2025 with a continued focus on Critical Risk Management and Visible Felt Leadership.

Environmental

In 2024, the key environmental focus areas for the Company were water and biodiversity. In the fourth quarter 2024, the Company reached the final stages of the development of a water stewardship framework that takes a catchment-based planning approach, to enhance its management capacities in this area and allow the Company to evaluate its impacts and contributions to regional watersheds. Part of this water stewardship framework included the development of a Water Management Standard and updating of the Water Policy. In 2024, the Company also expanded on the initial biodiversity assessment performed in 2022 to develop a more comprehensive roadmap to understand its dependencies and impacts on nature and evaluate the appropriateness of the Company reporting against the Taskforce on Nature-related Financial Disclosures. The Company also initiated decarbonization and energy management assessments of its sites, in support of the Company’s decarbonization aspirations.

At Essakane, the Falagountou Closure Plan was filed at the end of May 2024. The Closure Plan for the Essakane pit that was submitted in 2019 is currently being updated and the target timeline for the submission is the first quarter 2025. Essakane conducted a management review of its environmental management system. The site continued to run an environmental ‘stop incident’ campaign to educate and empower employees to recognize and respond to environmental risks. External audits were also performed on Tailings, Water and Health & Safety management systems at Essakane, in support of, but separate from the TSM audit.

At Westwood, external audits were performed on Tailings, Water and Health & Safety management systems. The 2021 Westwood Closure Plan was approved on June 11, 2024, and the Doyon Closure Plan was approved on July 3, 2024, by the Quebec Ministry of Natural Resources and Forestry. Westwood continues to pilot water recycling projects to reduce water withdrawal from the Bousquet River.

Côté Gold submitted its Phase 1 Environmental Effects Monitoring Report to Environment and Climate Change Canada. Côté Gold submitted its greenhouse gas emissions report for 2023 to Ontario’s Emissions Performance Standard Program, which required reasonable assurance under ISO 14064 in September 2024.

As of December 31, 2024, there were zero environmental significant incidents1.

Social Performance

In 2024, the Company reviewed its approach to community investment and initiated the development of a Community Investment Strategy. In the fourth quarter 2024, the Company began the implementation of a new Community Investment Standard that provides guidance on investments that aligns with the Company’s community investment focus areas. Each operation continues to engage with their communities of interest and support community investment initiatives. At Essakane, key engagements and activities included discussions on economic, social, security, and resettlement topics, engagements with stakeholders as part of the Essakane Closure Plan and monitoring of artisanal miners. The Company continues to address legacy issues from the original Relocation Action Plan (“RAP 1”) with the rebuilding of select houses. The Company is expected to complete all rebuilding efforts associated with RAP 1 within a three-year time period.

During the fourth quarter 2024, IAMGOLD entered into a partnership agreement with Project CURE to deliver two 40-foot cargo containers of medical supplies to seven health centres in the Dori and Gorom-Gorom medical districts in 2025.

Throughout the fourth quarter 2024, Côté Gold hosted: Mattagami First Nation, academic institutions and the Federal Economic Development Agency for Northern Ontario (“FedNor”) for tours of the site to share information about the mine and IAMGOLD’s approach to responsible mining. IAMGOLD and Côté Gold representatives participated in the Organization for Economic Co-operation and Development (“OECD”) Mining Regions and Cities Conference in Sudbury.

At Westwood, the team continued to meet with Abitibiwinni First Nation related to the development of an Impact Benefit Agreement.

1.

IAMGOLD defines significant incidents as those assessed as Level 4 or 5 based on the Company’s risk matrix, and/or resulting in fines greater than US$100,000. The Company’s risk matrix includes incident severity of environmental, health and safety, social, and financial aspects.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	9

Indigenous Relations

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada’s Calls to Action, the Company continues to take meaningful action towards reconciliation by respecting and upholding Indigenous rights, founded upon relationships that foster trust, transparency and mutual respect. In support of this commitment, during the fourth quarter we hosted an educational workshop in our Toronto office focused on the historical and current context of Indigenous relations in Canada.

Equity, Diversity and Inclusion

Guided by the value principle to conduct ourselves with respect and embrace diversity, the Company continues to uphold its commitment to Equity, Diversity and Inclusion (“EDI”) and to engage, empower and support our employees, as well as our partners in the communities in which we operate. The Company recognizes that diversity exists across many dimensions and lived experiences, and a diverse workforce and an inclusive work culture can inspire creativity and innovation, promote effective decision-making and lead to stronger business outcomes.

The EDI Steering Committee, comprised of executive and senior business leaders and functional specialists, ensures that diversity efforts align with business strategy. Key prioritization for the Company is on retaining and attracting diverse talent through training and education, the improvement of working conditions and the expansion of individual growth opportunities. Additional focus is placed on the promotion of inclusive and equitable practices that enable a culture of belonging where every employee can excel both professionally and personally.

The Company has established a female representation target of 20% of overall workforce by 2030. Annual goals designed to achieve progress towards this are included as part of the ESG metric in the Company Scorecard, and progress towards goals is being tracked.

The Company is implementing the MAC TSM protocol on Equitable, Diverse and Inclusive Workplaces and also actively engages with the Mining Industry HR Council Canada, including representation on their Inclusion & Diversity Sub-Committee.

IAMGOLD continues to be recognized as a Greater Toronto Area Top 100 Employer for its efforts on various inclusion, engagement and culture work, and is a two-time Excellence Awardee in the Canadian HR Awards for financial, physical and mental wellness.

Governance

The Board of Directors of IAMGOLD (the “Board”) adopted diversity and renewal guidelines in 2021, reflecting governance best practices. Regarding diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30% female directors. With respect to Board membership renewal, it was decided that the average tenure of the Board should not exceed ten years, and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years.

Currently, women represent 44% of the directors and 50% of the independent directors. The average tenure of directors on the Board is approximately two years.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	10

OPERATIONS

Côté Gold, Canada

The Côté District is located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada. The mine is being operated through an unincorporated joint venture (the “Côté Gold UJV” or “UJV”) between IAMGOLD, as the operator, and Sumitomo Metal Mining Co. Ltd. (“Sumitomo” or “SMM”). The UJV is governed by the Côté Gold Joint Venture Agreement. The Company exercised the repurchase option on November 30, 2024, which returned IAMGOLD to its full 70% interest in the Côté Gold UJV (see “Funding Agreement with Sumitomo” below).

Côté Gold Mine (IAMGOLD interest - 60.3% from January to November, 70% for December)

	Q4 2024	2024
Key Operating Statistics (100% basis, unless otherwise stated)
Ore mined (000s t)	3,637	10,849
Grade mined (g/t)	1.07	0.97
Operating waste mined (000s t)	4,765	16,666
Capital waste mined (000s t)	2,445	11,821
Material mined (000s t) — total	10,847	39,336
Strip ratio[1]	2.0	2.6
Ore milled (000s t)	2,433	4,948
Head grade (g/t)	1.34	1.37
Recovery (%)	91	92
Gold production (000s oz) — 100%	96	199
Gold production (000s oz) — attributable	62	124
Gold sales (000s oz) — 100%	87	179
Average realized gold price[2,3] ($/oz)	$2,644	$2,555
Financial Results ($ millions — attributable interest)
Revenues[4]	$147.9	$284.3
Cost of sales[4]	60.6	115.0
Production costs	52.8	107.2
(Increase)/decrease in finished goods	(2.1)	(9.6)
Royalties[5]	9.9	17.4
Cash costs[2]	60.4	114.7
Sustaining capital expenditures[2,6]	25.6	42.7
Expansion capital expenditures[2,6]	5.4	191.0
Total sustaining and expansion capital expenditures[2,6]	31.0	233.7
Earnings from operations	44.2	105.6
Mine site free cash flow[2]	16.9	40.2
Unit costs per tonne[2]
Mine costs per operating tonne mined	$4.19	$3.90
Mill costs per tonne milled[2]	$17.59	$17.32
G&A costs per tonne milled[2]	$7.35	$8.49
Operating costs per ounce[7]
Cost of sales excluding depreciation ($/oz sold)	$1,083	$1,035
Cash costs[2] ($/oz sold)	$1,080	$1,032
AISC[2,7] ($/oz sold)	$1,685	$1,658

1.	Strip ratio is calculated as waste mined divided by ore mined.
2.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
3.	Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
4.	As per note 35 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
5.	Includes 7.5% net profit interest payment.
6.

All-in sustaining cost and sustaining capital expenditure for 2024 represents the five-month period following achievement of commercial production on August 1, 2024, and excludes working capital adjustments. Expansion capital expenditures include Project Expenditures.

7.	Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	11

Operational Insights

•

Attributable gold production was 124,000 ounces (199,000 ounces on a 100% basis) in the first nine months of operations as the plant poured first gold on March 31, 2024, achieved commercial production on August 1, 2024, and completed a comprehensive mill shutdown in September to deploy key improvements to stabilize the crushing circuit and attend to areas of high wear in the plant. Attributable production in the fourth quarter 2024 was 62,000 ounces (96,000 ounces on a 100% basis), higher by 21,000 than the third quarter 2024. In November and December, Côté produced 37,000 ounces (100% basis) each month.

•

Mining activity totaled 10.8 million tonnes in the fourth quarter 2024, an increase over the prior quarter and ore tonnes mined increased to 3.6 million tonnes during the period with an associated decrease in the strip ratio to 2.0:1 waste to ore. During the fourth quarter, three additional CAT 793 autonomous haul trucks were commissioned, for a total of 21 in the haulage fleet. During December, mining activities demonstrated the ability to mine at sustainable rates of 150,000 tpd over a weekly period. The average grade of mined ore was 1.07 g/t in the fourth quarter 2024, in line with the mine plan. The reconciliation between the grade control and reserve models continues in line with expected tolerances.

•

Mill throughput in the fourth quarter 2024 totaled 2.4 million tonnes, approximately 49% higher than the throughput of the prior quarter. Head grades of 1.34 g/t were in line with the mine plan, which requires feed material from a combination of higher grade direct-feed ore and higher-grade stockpiles. Recoveries in the plant averaged 91% in the quarter.

•

The target is to achieve the steady-state nameplate throughput rate of 36,000 tpd in the fourth quarter of 2025. In December, the plant operated at an average of 87% of the designed throughput level over a two-week period, prior to an unscheduled shutdown due to a split in a conveyor belt associated with ramp-up wear and tear. Repairs were made to the belts and replacement with a modified design was completed in January 2025. When online in December, the plant averaged 1,593 tph, or effectively 106% of nameplate, with a record daily throughput of 42,635 tonnes per day.

•

Subsequent to quarter end, the HPGR rollers demonstrated accelerated wear necessitating a changeover ahead of schedule and limiting the secondary crushing capacity in January. The changeover of the HPGR rolls was completed in February 2025 with operating and maintenance procedures adjusted to maximize lifespan and optimize future changeover windows. Inside the plant, the grinding circuit was also impacted early in the quarter, due to repairs required on one of the Vertimills following a faulty start-up post-maintenance. Prevention and mitigation procedures have been put in place. Plant throughput is expected to be lower in the first quarter as a result of the impact of the timing of these maintenance issues, while operating guidance has been maintained (as discussed below).

Financial Highlights (attributable basis) - Q4 2024 and 2024

•

For accounting purposes, revenue and cost of sales were recognized at 60.3% from the commencement of the first sale in April 2024 up to the repurchase of the 9.7% Transferred Interest from Sumitomo on November 30, 2024. Revenue and cost of sales were recognized in accordance with IAMGOLD’s increased ownership level of 70% during December.

•

Production costs of $52.8 million were incurred during the three months ended December 31, 2024, and $107.2 million incurred for the full year. Production cost for the full year is net of $33.9 million of operating expenditures incurred in the period preceding the achievement of commercial production on August 1, which relates to milling and surface operating costs that have been capitalized during commissioning and ramp-up efforts in advance of achieving commercial production.

•

Mining cost was $4.19 and $3.90 per tonne mined during the three and twelve months ended December 31, 2024, respectively. Costs are higher than planned due to higher than planned rehandling of ore to achieve the required segregation of high grade material, higher maintenance costs on the drill rigs to improve availability and higher one-time contractor costs to support the ramp-up of the mine.

•

Mill cost was $17.59 and $17.32 per tonne milled during the three and nine months ended December 31, 2024, respectively. Unit costs remain high as the average throughput during the quarter was below nameplate capacity while the mill is in the process of ramping up and due to the shutdown in the third quarter. Costs were also higher due to the deployment of key optimizations to improve the operating availability of the plant. Unit costs are expected to decrease as throughput increases and costs stabilize.

•

G&A cost was $7.35 and $8.49 per tonne milled during the three and nine months ended December 31, 2024, respectively. Unit costs decreased during the quarter but remain higher than expected as the average throughput during the quarter was below nameplate capacity as the mill is in the process of ramping up as described above. Unit costs are expected to further decrease as throughput increases.

•

Cost of sales, excluding depreciation, during the three and nine months ended December 31, 2024, totaled $60.6 million and $115.0 million, respectively, and is net of $2.1 million and $9.6 million, respectively, of the production cost related to the in- circuit inventory that was built up during the period and is recorded in inventory as finished goods. Cost of sales includes $9.9 million and $17.4 million of royalties for the three and nine months ended December 31, 2024, respectively.

Cost of sales per ounce sold, excluding depreciation, was $1,083 and $1,035 for the three and nine months ended December 31, 2024, respectively.

•

Cash costs during the three and nine months ended December 31, 2024, totaled $60.4 million and $114.7 million, respectively. Cash cost per ounce sold during the three and nine months ended December 31, 2024, was $1,080 and $1,032, respectively. Cash costs exclude production costs that have been capitalized during commissioning and ramp-up efforts in advance of achieving commercial production.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	12

•

AISC per ounce sold was $1,685 and $1,658 for the quarter and five months following the achievement of commercial production, respectively, with the sustaining capital expenditures totaling $33.3 million and $47.0 million that includes capitalized waste stripping and projects which are sustaining in nature in line with World Gold Council guidance. Included in sustaining capital and AISC is approximately $6.5 million for the quarter ($116 per ounce sold) and $13.0 million for the five months in the period ($154 per ounce sold), respectively, in support of the construction of the full tailings dam footprint to support the life of mine; excluding this non-recurrent capital item, AISC per ounce sold was $1,569 for the quarter and $1,504 for the five months in the period following the achievement of commercial production.

•	Project and capital expenditures, on an 100% and incurred basis, of $48.0 million in the fourth quarter 2024 ($382.1 million for 2024), includes:

•

Capital expenditures related to operations for the fourth quarter 2024 were $48.0 million ($139.8 million for 2024), including $8.3 million of capitalized stripping ($44.8 million for 2024), $12.1 million of tailings and earthworks ($49.8 million for 2024), $1.9 million of mobile equipment ($4.1 million for 2024) and $25.7 million of capital projects related to operation improvements and ramp-up ($41.1 million for 2024).

•

There were no project expenditures incurred in the fourth quarter. For the year, project expenditures totaled $186.1 million, including $151.7 million prior to the first gold pour on March 31, 2024, and $34.4 million following first gold to support the completion of commissioning and certain scopes of non-critical path earthwork and infrastructure.

•

In addition to the project expenditures, approximately $56.3 million of operating expenditures related to milling and surface costs in support of the commissioning and ramp-up efforts were capitalized during the period preceding the achievement of commercial production on August 1, 2024.

•

Total capital expenditures paid during the quarter, on an attributable basis, were $41.1 million ($258.5 million for 2024), which includes, on an attributable basis, the $31.0 million of sustaining and expansion capital expenditures incurred in the fourth quarter 2024 ($233.7 million for 2024) and working capital adjustments and long-term advances of $10.1 million ($24.8 million for 2024) (see “Non-GAAP Financial Measures - Sustaining and Expansion Capital Expenditures”).

2025 Outlook

Production at Côté Gold is expected to be in the range of 360,000 to 400,000 ounces on a 100% basis (250,000 to 280,000 ounces on an attributable basis). The primary focus remains to build up and achieve nameplate mill design capacity of 36,000 tpd by the fourth quarter of this year, while stabilizing operations through the implementation and improvement of operating and maintenance procedures. Mining activities are expected to be relatively stable throughout the year, averaging approximately 12 million tonnes per quarter, with a declining strip ratio throughout the year as ore mined increases. Plant throughput is expected to total approximately 12 million tonnes in 2025 and achieve the steady-state nameplate throughput rate of 36,000 tpd in the fourth quarter of this year. Processing rates are expected to increase quarter over quarter, particularly in the second quarter following the winter season and the earlier than expected maintenance required on the HPGR and Vertimill (as outlined above), as well as in the fourth quarter with the installation of the additional secondary crusher. Plant head grades are expected to average approximately 1.1 to 1.2 g/t Au, as mining and stockpiling activities shift towards a more efficient mine plan to reduce rehandling of stockpiled ore and optimized for potential future expansions. Gold production is expected to be lowest in the first quarter of the year and increase sequentially as plant throughput increases throughout the year.

Cash costs are expected to be in the range of $950 to $1,100 per ounce sold and AISC to be in the range of $1,350 to $1,500 per ounce sold. The cash cost guidance reflects the cost levels experienced in the first year of operations, including higher levels of maintenance, contractor support and continuous improvement consultants. Costs are expected to be lower in the second half of the year as targeted improvements are deployed and as production increases.

Sustaining capital expenditures guidance (±5%) attributable to IAMGOLD is approximately $110 million ($157 million on a 100% basis) and continues to be higher than the life-of-mine average as the mine progresses the completion of construction of the full tailings dam footprint and related earthworks projects and incurs higher capital waste spending of approximately $20 million ($28 million on a 100% basis) to complete the final year of the initial pit pushback. Expansion capital of $15 million ($21 million on a 100% basis) is primarily associated with the planned installation of the additional secondary crusher in the fourth quarter of this year.

Exploration

The Gosselin zone is located immediately to the northeast of the Côté zone. Approximately 35,000 metres of expansion and delineation diamond drilling was originally planned for 2024, which was increased mid-year by approximately 5,400 metres, for a total completed drilling program of approximately 40,400 metres. The 2025 drilling plan entails the continuation of the ongoing diamond drilling program targeting resource conversion of Inferred Mineral Resources to Indicated in the Gosselin zone, the testing of the southern and northeastern extensions, as well as testing the breccias at depth for a total of 45,000 metres planned. In addition, 6,500 metres is planned this year to test high potential targets along the favourable structural corridor towards the Jack Rabbit area to the north-east of the Gosselin zone and develop models and targets within the larger Côté District at Swayze West—Jerome area.

On October 15, 2024, the Company provided an update on the assay results from its delineation and expansion drilling program at Gosselin with assay highlights including: 368.8 metres grading 0.96 g/t Au in drill hole GOS23-151 from 221.2 m; 235.0 metres grading 2.70 g/t Au in drill hole GOS24-160 from 697.0 m; 357.0 metres grading 1.10 g/t Au in drill hole GOS24-166 from 864.0 m; and 18.5 metres grading 12.33 g/t Au in drill hole GOS24-177 from 262.5 m (see news release dated October 15, 2024).

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	13

Technical studies are progressing to advance metallurgical testing, conduct mining and infrastructure studies to review options for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.

Funding Agreement with Sumitomo

On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM (“JV Funding Agreement”), whereby SMM contributed $250.0 million of the Company’s funding obligations to the Côté Gold UJV and as a result, the Company transferred 9.7% of its interest in Côté Gold to SMM (the “Transferred Interests”) with a right to repurchase the Transferred Interests to return to its full 70% interest in the Côté Gold Mine.

The JV Funding Agreement also provided that until the earlier of the Company repurchasing the Transferred Interests and November 30, 2026, the Company would pay a repurchase option fee to Sumitomo equal to the three-month Secured Overnight Financing Rate (“SOFR”) plus 4% on the contributions made by Sumitomo due to the Transferred Interests.

On November 30, 2024, the Company exercised its right to repurchase the 9.7% interest in Côté Gold returning IAMGOLD to its full 70% interest in Côté Gold.

The repurchase price was approximately $377 million and included $23.7 million for the repurchase option fee accrued during 2023.

The total payment of the repurchase is the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus any incremental contributions made, and less incremental gold production received by SMM based on its increased ownership, up to achieving commercial production. SMM retained the net proceeds or payments corresponding to its increased ownership from the achievement of commercial production, as defined by the UJV agreement, up to the date of repurchase of the Transferred Interests. The UJV agreement defined the start of commercial production as the first day of the month following the period in which the mill operated at an average of 60% of the expected annual throughput over 30 days. On August 2, 2024, the Company announced commercial production at Côté Gold, thereby equating to an effective commercial production date, as defined by the UJV agreement, of September 1, 2024.

For accounting purposes, the JV Funding and Amending Agreement did not meet the requirements under IFRS to recognize the dilution of the Company’s interest in the Côté UJV as a sale and the Company continued to account for 70% of the assets and liabilities of the joint venture and for 60.3% of the revenues and costs up to the repurchase date of November 30, 2024.

Following the return to 70% ownership in the Côté Gold UJV on December 1, 2024, the Company will fund 70% of the operating and capital expenditures through cash calls and receive 70% of the gold production.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	14

Westwood Complex, Canada

The Westwood Complex is located 35 kilometres northeast of Rouyn-Noranda and 80 kilometres west of Val d’Or in southwestern Québec, Canada. The Westwood Complex includes the Westwood underground mine and the Grand Duc open pit mine.

Westwood Complex (IAMGOLD interest — 100%)

	Q4 2024	Q4 2023	2024	2023	2022
Key Operating Statistics
Underground lateral development (metres)	1,086	1,263	4,591	5,271	4,303
Ore mined (000s t) — underground	98	77	354	280	241
Ore mined (000s t) — open pit	283	162	662	742	836
Ore mined (000s t) — total	381	239	1,016	1,022	1,077
Grade mined (g/t) — underground	9.65	7.77	9.19	7.11	5.47
Grade mined (g/t) — open pit	1.33	2.33	1.75	1.71	1.04
Grade mined (g/t) — total	3.47	4.08	4.34	3.19	2.03
Ore milled (000s t)	267	245	1,107	1,034	1,118
Head grade (g/t) — underground	9.51	7.92	9.17	7.12	5.42
Head grade (g/t) — open pit	1.17	2.02	1.60	1.51	1.05
Head grade (g/t) — total	4.34	3.90	4.04	3.03	1.99
Recovery (%)	93	94	93	93	93
Gold production (000s oz)	35	28	134	93	67
Gold sales (000s oz)	37	29	134	90	66
Average realized gold price[1,2] ($/oz)	$2,652	$1,989	$2,403	$1,946	$1,788
Financial Results ($ millions)
Revenues[3]	$97.6	$58.6	$323.0	$176.6	$120.6
Cost of sales[3]	42.3	42.4	157.5	144.6	139.2
Production costs	39.0	39.3	155.3	148.5	145.5
(Increase)/decrease in finished goods	3.3	2.9	1.9	(4.1)	(6.3)
Royalties	—	0.2	0.3	0.2	—
Cash costs[1]	42.2	41.9	156.3	143.7	137.5
Sustaining capital expenditures[1]	18.5	16.8	66.1	65.0	30.3
Expansion capital expenditures[1]	(0.1)	0.4	—	0.6	4.8
Total sustaining and expansion capital expenditures[1]	18.4	17.2	66.1	65.6	35.1
Earnings/(loss) from operations[4]	45.1	(2.4)	578.9	(9.7)	(41.4)
Mine site free cash flow[1]	41.3	3.7	94.4	(42.8)	(51.9)
Unit costs per tonne[1]
Underground mining cost per tonne mined	$233.72	$251.85	$250.86	$281.76	$322.78
Open pit mining cost per operating tonne mined	$6.88	$11.25	$8.75	$8.86	$7.74
Milling cost per tonne milled	$28.55	$22.66	$24.25	$23.56	$22.81
G&A cost per tonne milled	$19.70	$20.20	$18.44	$21.30	$21.22
Operating costs per ounce[5]
Cost of sales excluding depreciation[6]($/oz sold)	$1,155	$1,446	$1,177	$1,600	$2,093
Cash costs[1] ($/oz sold)	$1,148	$1,434	$1,167	$1,591	$2,068
AISC[1] ($/oz sold)	$1,688	$2,049	$1,702	$2,344	$2,568

1.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
2.	Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
3.	As per note 35 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
4.	Included in 2024 net earnings from operations is a $455.5 million gain on the reversal of the previously recorded impairment of the Westwood CGU.
5.	Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
6.

Includes non-cash ore stockpile and finished goods inventories NRV write-down of $nil for the fourth quarter 2024 (fourth quarter 2023 - $nil) and $nil for 2024 (2023 - $3.2 million, 2022 - $8.4 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $nil for the fourth quarter 2024 (fourth quarter 2023 - $nil) and $nil for 2024 (2023 - $36, 2022 - $126).

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	15

Operational Insights

•

Westwood delivered its highest ever annual gold production of 134,000 ounces, exceeding the top end of its 2024 production guidance range of 115,000 to 130,000 ounces due to increased production from the underground mine. Production in the fourth quarter 2024 was 35,000 ounces, higher by 7,000 ounces or 25% compared with the same prior year period, primarily due to higher grades and an increased proportion of the ore feed from the underground mine compared to the prior year period.

•

Mining activity in the fourth quarter 2024 of 381,000 tonnes of ore was higher by 142,000 tonnes or 59% from the same prior year period. Mining activity for the year totaled 1.02 million tonnes of ore, in line with the prior year. The underground mine averaged 1,065 tonnes per day (“tpd”) as production from the underground operation continued to increase compared to the prior year in terms of both tonnes and grade, with eight active mining zones in the quarter.

•

Lateral underground development of 1,086 metres in the fourth quarter 2024 was lower by 177 metres or 14% compared to the same prior year period, as the mining crews can now prioritize the extraction of ore after sufficiently advancing underground development in prior periods, in line with the mine plan. Lateral underground development for the year totaled 4,591 metres, 680 metres or 13% lower than the prior year as the mining team continues to optimize the design and refine the amount of development activities required to support the mine plan.

•

The mining team concluded the underground rehabilitation and development work program on all existing mine areas, which has provided increased operational flexibility with multiple stope sequences available to mine concurrently at different levels and sectors of the mine. The rehabilitation work program consisted of repairing and upgrading the existing underground infrastructure following the 2020 seismic event, in line with the revised rock mechanic standard, which has been developed to ensure that safe work conditions are maintained in seismic portions of the mine. This activity enabled production to safely recommence once rehabilitation work on a specific level has been completed. The rehabilitation work program will be extended for the re-opening of previously closed mining areas within the underground mine in accordance with the mine plan.

•

Mill throughput in the fourth quarter 2024 was 267,000 tonnes at an average head grade of 4.34 g/t, 9% and 11% higher than the same prior year period, respectively. For the full year, mill throughput was 1.1 million tonnes at an average head grade of 4.04 g/t, 7% and 33% higher, respectively, than the prior year. The higher head grades are due to an increase in the grade from the underground mine as described above.

•

The mill achieved recoveries of 93% in the fourth quarter 2024, slightly lower than the same prior year period. Plant availability in the quarter of 88% was higher than the same prior year period of 78%, with the successful completion of the annual mill shutdown in November.

•

On January 10, 2025, the Company filed an updated NI 43-101 compliant technical report for the Westwood Mine complex detailing the results of certain mine optimization efforts and strategic assessments of the underground mine.

Financial Performance - Q4 2024 Compared to Q4 2023

•

Production costs of $39.0 million were lower by $0.3 million or 1% than the same prior year period primarily due to increased open pit mining activity and increased mining activity in the underground mine.

•

Cost of sales, excluding depreciation, of $42.3 million was in line with the same prior year period with higher milling costs resulting from repairs during November 2024 shutdown, offset by lower mining costs. Cost of sales per ounce sold, excluding depreciation, of $1,155, was lower by $291 or 20% primarily due to higher production and sales volumes.

•	Cash costs of $42.2 million were in line with the prior year period. Cash costs per ounce sold of $1,148 were lower by $286 or 20%, primarily due to higher production and sales volumes.

•	AISC per ounce sold of $1,688 was lower by $361 or 18%, primarily due to lower cash costs per ounce sold and higher production and sales volumes, partially offset by higher sustaining capital.

•

Sustaining capital expenditures of $18.5 million included underground development and rehabilitation of $9.7 million, mill and mobile equipment of $4.7 million, and other sustaining capital projects of $4.1 million.

Financial Performance - 2024 Compared to 2023

•	Production costs of $155.3 million were higher by $6.8 million or 5%, primarily due to increased underground mining activity partially offset by decreased open pit mining activity.

•

Cost of sales, excluding depreciation, of $157.5 million was higher by $12.9 million or 9%, primarily due to higher production costs and the timing of sales. Cost of sales per ounce sold, excluding depreciation, of $1,177 was lower by $423 or 26%, primarily due to higher production and sales volumes, partially offset by higher production costs.

•

Cash costs of $156.3 million were higher by $12.6 million or 9%, primarily due to higher production costs and the timing of sales. Cash costs per ounce sold of $1,167 were lower by $424 or 27%, primarily due to higher production and sales volumes, partially offset by higher production costs.

•	AISC per ounce sold of $1,702 was lower by $642 or 27%, primarily due to lower cash costs per ounce sold and higher production and sales volumes.

•

Sustaining capital expenditures of $66.1 million included underground development and rehabilitation of $35.3 million, mill and mobile equipment of $14.5 million, capitalized stripping of $5.3 million and other sustaining capital projects of $11.0 million.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	16

•

During the year, the Company assessed that the increase in the long-term consensus price of gold was an indicator of impairment reversal for the Westwood CGU, which includes the Doyon closed mine. As a result, a $462.3 million reversal of previously recorded impairments was recognized as the recoverable amount of the Westwood CGU exceeded the carrying value.

2025 Outlook

Westwood production is expected to be in the range of 125,000 to 140,000 ounces in 2025, as mining activities continue the underground ramp-up towards 1,000 tpd steady-state targeting multiple active mining areas while striving to maintain relatively high grades and minimize dilution. Open pit activities from Grand Duc are currently planned to be completed by the fourth quarter of 2025, though Grand Duc stockpiled material will contribute to the mill feed into 2027. There are potential options for an accretive expansion and extension of the pit, which will be investigated this year.

Cash costs at Westwood are expected to be in the range of $1,175 to $1,325 per ounce sold and AISC in the range of $1,675 to $1,825 per ounce sold. Unit costs are expected to decrease from 2024 levels, in line with increased production levels.

Capital expenditures guidance is $70 million (±5%), primarily consisting of underground development and rehabilitation in support of the 2025 mine plan, the continued renewal of the mobile fleet and equipment overhauls, and certain asset integrity projects at the Westwood mill.

Brownfield Exploration

During the three and twelve months ended December 31, 2024, approximately 6,200 metres and 24,000 metres, respectively of underground diamond drilling (including approximately 1,400 metres of geotechnical drilling) were completed to support the continued ramp-up of underground mining operations.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	17

Essakane, Burkina Faso

The Essakane District is located in north-eastern Burkina Faso, West Africa approximately 330 km northeast of the capital, Ouagadougou. The Essakane District includes the Essakane Mine and the surrounding mining lease and exploration concessions totaling approximately 600 square kilometres. The Company owns a 90% interest in the Essakane mine with the remaining 10% held by the government of Burkina Faso.

Essakane Mine (IAMGOLD interest - 90%)

	Q4 2024	Q4 2023	2024	2023	2022
Key Operating Statistics[1]
Ore mined (000s t)	2,170	3,217	9,714	9,586	12,585
Grade mined (g/t)	1.14	1.42	1.44	1.35	1.20
Operating waste mined (000s t)	4,036	3,353	13,315	19,530	12,696
Capital waste mined (000s t)	6,168	6,340	23,895	14,233	24,404
Material mined (000s t) — total	12,374	12,910	46,924	43,349	49,685
Strip ratio[2]	4.7	3.0	3.8	3.5	2.9
Ore milled (000s t)	2,948	3,116	12,087	11,283	11,632
Head grade (g/t)	1.07	1.32	1.33	1.26	1.44
Recovery (%)	87	91	88	90	89
Gold production (000s oz) — 100%	88	120	454	413	480
Gold production (000s oz) — attributable 90%	80	108	409	372	432
Gold sales (000s oz) — 100%	93	118	454	413	489
Average realized gold price[3,4] ($/oz)	$2,680	$2,009	$2,383	$1,957	$1,804
Financial Results ($ millions)[1]
Revenues[5]	$249.3	$238.3	$1,083.2	$809.6	$883.3
Cost of sales[5]	139.7	134.3	536.8	502.4	431.2
Production costs	124.4	112.2	469.1	458.6	382.6
(Increase)/decrease in finished goods	(1.7)	6.3	(6.8)	(0.8)	4.8
Royalties	17.0	15.8	74.5	44.6	43.8
Cash costs[3]	139.4	134.1	535.5	488.0	439.5
Sustaining capital expenditures[3]	49.0	51.7	180.4	134.9	158.8
Expansion capital expenditures[3]	2.1	0.3	5.1	1.7	3.8
Total sustaining and expansion capital expenditures[3]	51.1	52.0	185.5	136.6	162.6
Earnings from operations	77.4	14.3	384.4	92.0	219.5
Mine site free cash flow[3]	20.0	25.2	250.5	91.0	219.1
Unit costs per tonne[3]
Open pit mining cost per operating tonne mined	$5.37	$5.09	$5.34	$5.02	$4.41
Milling cost per tonne milled	$20.35	$18.58	$19.26	$18.94	$16.46
G&A cost per tonne milled	$10.67	$8.04	$9.39	$9.07	$7.37
Operating costs per ounce[6]
Cost of sales excluding depreciation ($/oz sold)	$1,504	$1,134	$1,182	$1,216	$882
Cash costs[3] ($/oz sold)	$1,501	$1,132	$1,179	$1,181	$899
AISC[3] ($/oz sold)	$2,118	$1,548	$1,625	$1,521	$1,234

1.	100% basis, unless otherwise stated.
2.	Strip ratio is calculated as waste mined divided by ore mined.
3.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
4.	Average realized gold price excludes the impact of gold delivered into prepayment arrangements.
5.	As per note 35 of the consolidated financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
6.	Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	18

Operational Insights

•

Essakane delivered full year attributable production of 409,000 ounces produced, achieving the top end of the revised guidance range of 380,000 to 410,000 ounces, with fourth quarter 2024 attributable production of 80,000 ounces, in line with expectations. Full year production is an increase of 37,000 ounces, or 10%, over the prior year primarily the result of higher grades milled and increased throughput. Compared to the same prior year period, fourth quarter production decreased by 28,000 ounces or 26%, primarily due to a decrease in the grade milled and lower tonnage due to increased downtime at the mill resulting from maintenance activities.

•

Mining activity totaled 12.4 million tonnes mined in the fourth quarter 2024, lower by 0.5 million tonnes or 4% compared to the same prior year period. For the full year mining activity totaled 46.9 million tonnes, 3.6 million tonnes or 8% higher than the prior year period. During the quarter, the mining fleet achieved targeted capital stripping activities intended to secure access to ore on deeper benches of Phase 7 in support of the 2025 mine plan. In the prior year period, mining activity was lower due to periodic interruptions due to supply chain constraints related to the security environment in the country.

•

Mill throughput in the fourth quarter 2024 was 2.9 million tonnes at an average head grade of 1.07 g/t, 5% lower and 19% lower than the same prior year period, respectively. Mill throughput for the year totaled 12.1 million tonnes at an average head grade of 1.33 g/t, 7% and 6% higher than prior year levels. Throughput was lower due to scheduled maintenance during December. Average head grades decreased in the fourth quarter compared to the first half of the year, in line with the mine plan as mining activities prioritized waste stripping sequences in support of the 2025 production plan including the opening of the upper benches of Phase 7 resulting in increased supplementation of the mill feed from available ore stockpiles.

•

The security situation in Burkina Faso continues to be a focus for the Company. Security-related incidents are still occurring in the country, the immediate region of the Essakane mine and, more broadly, the West African region. The security situation in Burkina Faso and its neighboring countries continues to apply pressures to supply chains, although with a reduced impact and there was no related business interruption during 2024. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies and inventory to the mine.

Financial Performance - Q4 2024 Compared to Q4 2023

•

Production costs of $124.4 million were higher by $12.2 million or 11%, resulting from higher mining and milling costs arising during the period due to scheduled maintenance activities, higher realized fuel prices and higher supply chain and transportation cost impacted by the security situation. While higher than levels realized in the previous year, the landed prices of key consumables, including light fuel, cyanide, grinding media and lime remained at levels experienced over the past few quarters.

•

Cost of sales, excluding depreciation, of $139.7 million was higher by $5.4 million or 4% primarily due to higher production costs and higher royalties. Cost of sales per ounce sold, excluding depreciation, of $1,504 was higher by $370 or 33% primarily due to lower production and sales volumes and higher royalties. Royalties increased due to increased sales volume and higher realized gold prices.

•

Cash costs of $139.4 million were higher by $5.3 million or 4%, primarily due to higher cost of sales and higher royalties. Cash costs per ounce sold of $1,501 were higher by $369 or 33%, primarily due to lower production and sales volumes and higher royalties.

•	AISC per ounce sold of $2,118 was higher by $570 or 37% primarily due to lower production and sales volumes and an increase in sustaining capital expenditures compared to the prior period.

•

Total capitalized stripping of $33.1 million was higher by $0.8 million or 2%, as the mine fleet operated at full capacity and continued the strategic pushback of Phase 7 in the main pit in support of the 2025 mine plan.

•

Sustaining capital expenditures, excluding capitalized stripping, of $15.9 million included capital spares of $3.9 million, mobile and mill equipment of $3.3 million, tailings management of $2.7 million, resource development of $1.9 million, generator overhaul of $0.4 million, and other sustaining projects of $3.7 million. Expansion capital expenditures of $2.1 million were incurred in fulfillment of the community village resettlement commitment.

Financial Performance - 2024 Compared to 2023

•

Production costs of $469.1 million were higher by $10.5 million than the prior year period. Increased mining and milling activity was offset by a higher proportion of mining cost being capitalized resulting from the pushback in Phase 7 of the main pit. The prior year period was impacted by supply chain constraints which reduced operating capacity and resulted in abnormal costs of $13.5 million and $1.0 million in production costs and depreciation, respectively. The abnormal costs were excluded from cash costs and AISC in the prior year period, reducing both metrics by $33 per ounce sold in the comparative period.

•

Cost of sales, excluding depreciation, of $536.8 million was higher by $34.4 million or 7%, primarily due to an increase in royalties of $29.9 million impacted by higher gold prices and sales volumes. Cost of sales per ounce sold, excluding depreciation, of $1,182 was lower by $34 or 3%, primarily due to higher production and sales volumes, partially offset by increased royalties.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	19

•

Cash costs of $535.5 million were higher by $47.5 million or 10%, primarily due to increased royalties and the return to full operating capacity as described above. Cash costs per ounce sold of $1,179 were in line with the levels achieved in the prior year.

•	AISC per ounce sold of $1,625 was higher by $104 per ounce or 6%, primarily due to higher sustaining capital expenditures, partially offset by higher production and sales volume.

•	Total capitalized stripping of $126.1 million was higher by $52.3 million or 71%, as the mine fleet operated at full capacity and continued the strategic pushback of Phase 7 of the main pit.

•

Sustaining capital expenditures, excluding capitalized stripping, of $54.3 million included capital spares of $17.0 million, tailings management of $9.7 million, mobile and mill equipment of $6.7 million, resource development of $6.5 million, generator overhaul of $3.5 million and other sustaining projects of $10.9 million. Expansion capital expenditures of $5.1 million were incurred in support of fulfilling the community village resettlement commitment.

2025 Outlook

Essakane attributable production is expected to be in the range of 360,000 to 400,000 ounces (400,000 to 440,000 ounces at 100%). Mining activities are expected to complete mining in Phase 5 in the first half of the year, with the bulk of the mined material coming from Phase 6 and Phase 7. With mining moving into the primary zones of Phase 6 and 7, capitalized waste stripping is expected to be relatively lower in 2025. The mill is expected to operate at throughput and head grades in line with the current life of mine plan as per the December 2023 43-101 Technical Report.

Cash costs at Essakane are expected to be in the range of $1,400 to $1,550 per ounce sold and AISC to be in the range of $1,675 to $1,825 per ounce sold. The cost guidance for 2025 is higher than the 2024 cost guidance ranges due to lower production and higher local spending including regional security expenditures, increased community programs, permit fees and taxes. A decrease in capitalized waste mining resulted in less waste stripping costs being capitalized and therefore in a higher proportion of costs included in cash costs with an equal reduction in capitalized waste stripping costs included in AISC.

Capital expenditures guidance is approximately $115 million (±5%), including approximately $40 million on capitalized waste stripping to progress into Phases 6 and 7, as well as the ongoing replacement of certain equipment to improve efficiency and maintenance costs at Essakane.

Continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional infrastructure and supply inventory levels appropriate to secure operational continuity. (See “Risks and Uncertainties”)

Brownfield Exploration

During the twelve months ended December 31, 2024, approximately 30,400 metres of diamond drilling were completed as part of a step-out and infill drilling program to extend known mineralization and improve resource confidence within selected areas of Essakane North, Essakane Main Zone and the Lao satellite deposit and southern extension. The deposits remain open along strike and at depth. Exploration activities on concessions surrounding the mine lease continue to be suspended due to regional security constraints.

OTHER PROJECTS

Chibougamau District, Canada

The Chibougamau District includes the Nelligan Gold Project, the Monster Lake Project and the Anik Gold Project.

Nelligan Gold Project

The Nelligan Gold Project (“Nelligan”) is located approximately 45 kilometres south of the Chapais Chibougamau area in Québec. Following the transaction closed on February 13, 2024, where the Company acquired all of the issued and outstanding common shares of Vanstar Mining Resources Inc., the Company’s holds 100% interest in Nelligan.

Subsequent to quarter end, on February 20, 2025, the Company announced its updated Mineral Resources for the 100%-owned Nelligan Project of 3.1 million Indicated gold ounces in 102.8 million tonnes (“Mt”) at 0.95 grams per tonne gold (“g/t Au”), and 5.2 million Inferred ounces (166.4 Mt at 0.96 g/t Au). This represents a 56% increase in Indicated ounces, or 1.1 million ounces, with an accompanying 13% increase in grade; as well as a 33% increase in Inferred ounces, or 1.3 million ounces, with a similar 14% increase in grade. Nelligan mineralization remains open along strike and at depth.

Approximately 10,000 metres of expansion and delineation diamond drilling was initially planned for 2024, and it was increased due to positive results obtained. During the twelve months ended December 31, 2024, approximately 13,500 metres of diamond drilling were completed as part of the annual program.

In the fourth quarter 2024, the Company reported all 2024 drill results with highlights including: 46.1 metres grading 1.08 g/t Au and 48.8 metres grading 1.48 g/t Au in Zone 36; 35.2 metres grading 2.54 g/t Au and 32.9 metres grading 2.75 g/t Au in the Renard Zone; and 43.0 metres grading 2.28 g/t Au and 22.5 metres grading 3.85 g/t Au in the Footwall Zone (see news release dated October 23, 2024).

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	20

Monster Lake Gold Project

The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of the Nelligan Gold Project in the Chapais Chibougamau area in Québec.

Approximately 3,000 metres of exploration diamond drilling was initially planned for 2024 and approximately 3,500 metres were completed in the first quarter 2024 testing exploration targets along the main Monster Lake Shear Zone structural corridor. Summer field programs have progressed in specific highly prospective targets to be drill tested and approximately 600 additional metres of diamond drilling were completed.

In the fourth quarter 2024, the Company reported an updated Mineral Resource Estimate of 239,000 tonnes of Indicated Mineral Resources averaging 11.0 g/t Au for 84,000 ounces of gold, and 1,053,000 tonnes of Inferred Mineral Resources averaging 14.4 g/t Au for 489,000 ounces of gold (see news release dated October 23, 2024).

During the fourth quarter, an additional drilling program of approximately 1,800 metres was initiated to test further extensions of potential zones of resources, bringing the total to 5,900 metres completed in the twelve months ended December 31, 2024.

Anik Gold Project

The Anik Gold Project is wholly owned by Kintavar Exploration Inc. (“Kintavar”) and is contiguous with Nelligan to the north and east. IAMGOLD has entered into an option agreement on May 20, 2020, to acquire 80% of the interests in this project. Approximately 3,000 metres of exploration diamond drilling was planned for 2024, of which approximately 2,300 metres were completed in the first quarter 2024 testing different target areas. Summer field programs were conducted on different parts of the project to delineate further exploration targets.

Bambouk Assets, West Africa

On December 20, 2022, the Company announced it had entered into definitive agreements with Managem S.A (CAS:MNG) (“Managem”) to sell its interests in the Bambouk Assets for total cash payments of approximately $282.0 million (pre-tax). The Bambouk assets consists of the Company’s 90% interest in the Boto Gold Project in Senegal and 100% interest in each of: Karita Gold Project and associated exploration properties in Guinea, the Diakha-Siribaya Gold Project in Mali, and the early stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal.

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senala West, Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal, for aggregate gross cash proceeds of $197.6 million.

On December 23, 2024, the Company announced that it closed the sale of its 100% interest in the Karita Gold Project and associated exploration assets in Guinea for gross cash proceeds of $35.5 million. The definitive agreement to sell the Diakha- Siribaya Gold Project in Mali expired on December 31, 2024, and was not extended. The Company is pursuing alternative options for the sale of this asset.

Exploration

During the twelve months ended December 31, 2024, drilling activities on active projects and mine sites totaled approximately 128,000 metres. For additional information regarding the brownfield and greenfield exploration projects, see “Operations”. The Company’s exploration expenditures guidance for 2025 is $38 million.

($ millions)	Q4 2024	Q4 2023	2024	2023	2022
Exploration projects — greenfield	$4.7	$1.7	$17.5	$11.0	$9.8
Exploration projects — brownfield[1]	2.4	1.7	8.9	6.3	8.4

Total — continuing operations	7.1	3.4	26.4	17.3	18.2
Discontinued operations	—	—	—	0.1	3.9

Total — all operations	$7.1	$3.4	$26.4	$17.4	$22.1

1.

Exploration projects - brownfield for the fourth quarter 2024 included near-mine exploration and resource development of $2.0 million (fourth quarter 2023 - $1.3 million) and $6.5 million for 2024 (2023 - $4.4 million, 2022 - $5.4 million) which are capitalized.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at December 31, 2024, the Company had $347.5 million in cash and cash equivalents and net debt of $859.3 million. The Company has $220 million drawn on the Credit Facility and approximately $418.5 million remains available, resulting in liquidity at December 31, 2024, of approximately $767.0 million.

Within cash and cash equivalents, $46.0 million (70% basis) was held by the Côté Gold UJV, $130.2 million was held by Essakane and $160.4 million was held in the corporate treasury. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month’s expenditure.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	21

On February 11, 2025, the Company completed a private placement of 0.8 million flow-through common shares of the Company (the “Flow-Through Shares”) that will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)). The Flow-Through shares were issued at a price of C$12.25 per Flow-Through Share for aggregate gross proceeds of C$10.0 million.

The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company’s drawdowns under the Credit Facility. Excess cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. Essakane declared a dividend during the second quarter 2024 of $180.0 million, for which the minority interest portion and withholding taxes of $28.1 million were paid during the second quarter 2024, and $136.3 million of which was received by the Company in the third quarter and the balance of $15.6 million was received in October 2024.

On November 30, 2024, the Company issued a payment of $377.7 million to complete the repurchase of the 9.7% interest of the Côté Gold Mine that was transferred to SMM through the amended Côté Gold Joint Venture Agreement, returning IAMGOLD to its full 70% interest in Côté Gold. The repurchase payment was funded through available cash balances and amounts available under the Credit Facility.

On December 23, 2024, the Company announced that it closed the sale of its 100% interest in the Karita Gold Project associated exploration assets in Guinea for gross proceeds of $35.5 million.

Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold totaled $68.4 million.

The following sets out the changes in cash balance from September 30, 2024, to December 31, 2024, and December 31, 2023, to December 31, 2024:

December 31, 2024 vs September 30, 2024 Cash balance

($ millions)

December 31, 2024 vs December 31, 2023 Cash balance

($ millions)

Current assets as at December 31, 2024, were $668.3 million, down $85.4 million compared with December 31, 2023. The decrease was primarily due to decreased receivables of $36.8 million, with a portion of VAT receivable at Essakane reassessed in 2024 as a long-term receivable, lower assets held for sale of $34.6 million and lower cash and cash equivalents of $19.6 million, partially offset by higher inventories of $5.6 million.

Current liabilities as at December 31, 2024, were $550.6 million, down $80.2 million compared with December 31, 2023. The decrease was due to lower accounts payable and accrued liabilities of $52.8 million, a $89.6 million reduction in the current portion of deferred revenue, and the current portion of other obligations of $1.9 million, partially offset by an increase in income tax payable of $56.9 million and current portion of lease liabilities of $7.7 million.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	22

The following table summarizes the carrying value of the Company’s long-term debt:

($ millions)[1]	December 31 2024	December 31 2023	December 31 2022
Credit Facility	$220.0	$—	$455.0
5.75% senior notes ($450 million principal outstanding)	448.4	448.0	447.6
Term Loan ($400 million principal outstanding)	358.4	375.6	—
Equipment loans	2.1	7.2	16.1

	$1,028.9	$830.8	$918.7

1.	Long-term debt does not include leases in place at continuing operations of $124.2 million as at December 31, 2024 (December 31, 2023 - $121.3 million, December 31, 2022 - $73.8 million).

Debt Maturity Schedule1,2

($ millions)

1.

Includes principal for the Term Loan, 5.75% senior notes and equipment loans and does not include the repayment of the 2022 Prepay Arrangements, 2024 Q1 Prepay Arrangements or the 2024 Q2 Prepay Arrangements (defined below) which will be physically settled in 2025, and leases.

2.	Excludes the amounts drawn on the credit facility, which can be repaid at any time prior to maturity in 2028.

Credit Facility

On December 23, 2024, the Company announced that the Company and its syndicate of lenders executed an amendment to its existing secured revolving Credit Facility, extending the maturity by four years now maturing on December 20, 2028, and an increase in the facility size from $425 million to $650 million in support of the Company’s requirements for a senior revolving facility for its overall business.

The Credit Facility provides for an interest rate margin above the SOFR, banker’s acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company’s real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company’s subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants, including Net Debt to EBITDA, Interest Coverage and a minimum liquidity requirement of $150 million.

As at December 31, 2024, the Credit Facility was drawn in the amount of $220 million and the Company issued letters of credit under the Credit Facility in the amount of $7.4 million as collateral for surety bonds issued, $0.4 million as guarantees for certain environmental indemnities to government agencies, and $3.7 million as a supplier payment guarantee, with $418.5 million remaining available under the Credit Facility.

5.75% Senior notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the “Notes”). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company’s subsidiaries.

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

Term Loan

In May 2023, the Company entered into the $400.0 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three-month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company’s subsidiaries, subordinated to the Credit Facility.

The Company incurred transaction costs of $11.0 million, in addition to the 3% discount, which have been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	23

The Term Loan can be repaid in $20 million tranches at any time and has a make-whole premium if repaid in the first two years, a 104% premium if repaid after May 2025, a 101% premium if repaid after May 2026 and 100% thereafter.

The Term Loan has a minimum liquidity requirement of $150 million and an interest coverage ratio (1.5x trailing consolidated EBITDA to consolidated interest expense) covenants and has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps.

Leases

At December 31, 2024, the Company had lease obligations of $124.2 million at a weighted average borrowing rate of 7.33%.

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, which have been delivered through 2023 and 2024, with a value of approximately $125 million. In the second and fourth quarters 2024, the master lease agreement was amended to increase the facility to $150 million and $175 million, respectively. The increase in the facility supports additional leasing of mobile equipment at Côté Gold during 2024 and 2025.

Equipment loans

At December 31, 2024, the Company had equipment loans with a carrying value of $2.1 million secured by certain mobile equipment, with interest rates at 5.3% which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.

Gold prepay arrangements

During 2021, the Company entered into gold sale prepayment arrangements (the “2022 Prepay Arrangements”). The Company received $236.0 million in 2022 and was to physically deliver 150,000 gold ounces over the course of 2024, at an average forward contract price of $1,753 per ounce on 50,000 ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 ounces.

In December 2023 and April 2024, the Company entered into further gold sale prepay arrangements and amendments to certain of the 2022 Prepay Arrangements, which effectively transitioned the cash impact of the gold delivery obligations from the 2022 Prepay Arrangements out of the first and second quarters of 2024 into the first and second quarters of 2025.

•

2024 Q1 Prepay Arrangements: the Company received an amount of $59.9 million during the first quarter 2024 at an effective gold price of $1,916 per ounce and is required to physically deliver 31,250 ounces of gold over the period of January 2025 to March 2025 in equal monthly amounts.

•

2024 Q2 Prepay Arrangements: the Company received an amount of $59.4 million during the second quarter 2024 at an effective gold price of $1,900 per ounce and is required to physically deliver 31,250 ounces of gold over the period of April 2025 to June 2025. The arrangement includes a gold collar of $2,100 to $2,925 per ounce whereby the Company will receive a cash payment at the time of delivery of the ounces if the spot price of gold exceeds $2,100 per ounce, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at $2,925 per ounce.

•

Amendment to the 2022 Prepay Arrangements: deferred the delivery of 12,500 ounces that were previously scheduled for delivery in the first half of 2024 to the first half of 2025. The Company will make a cash payment of $0.5 million in the first quarter 2025 and $0.6 million in the second quarter 2025 in consideration for the deferral. The production previously designated to be delivered into the deferred arrangements was sold at market rates in the first and second quarters of 2024.

The Company delivered 37,500 ounces under the 2022 Prepay Arrangements in the fourth quarter 2024 (137,500 ounces for the year) and received $10.0 million ($38.9 million for the year) in relation to the collar.

Surety bonds and performance bonds

As at December 31, 2024, the Company had (i) C$255.7 million ($177.5 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold and (ii) C$32.0 million ($22.2 million) of performance bonds in support of certain obligations related to the construction of Côté Gold.

As at December 31, 2024, the total collateral provided through letters of credit and cash deposits for the surety and performance bonds was $18.3 million. The balance of $181.4 million remains uncollateralized for the surety and performance bonds.

During the quarter, the Company increased surety bonds to support the updated environmental closure cost obligations by C$40.2 million. The Company will be required to increase bonds further by C$19.0 million cumulatively during the second and third quarter of 2025 and C$19.0 million cumulatively during the second and third quarter of 2026.

Derivative contracts

In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility in costs and protect against downside, the Company entered into certain derivative contracts in respect of exchange rates. In addition, the Company may manage certain other commodities exposure such as oil through derivatives. See “Market Risk—Summary of Foreign Currency and Commodity Derivative Contracts” for information relating to the Company’s outstanding derivative contracts, including the derivative contracts associated with Côté Gold.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	24

Liquidity Outlook

At December 31, 2024, the Company had available liquidity of $767.0 million mainly comprised of $347.5 million in cash and cash equivalents and $418.5 million available under the Credit Facility. Within cash and cash equivalents, $46.0 million (70% basis) was held by Côté Gold and $130.2 million was held by Essakane. Cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes.

The Company has considerable obligations and factors impacting its liquidity projections during the next twelve months:

•

IAMGOLD will receive 70% of gold production and will fund 70% of the disbursements at Côté Gold related to the planned and unplanned costs related to the ramp-up, as well as ongoing operating and capital expenditures and working capital requirements. It is expected that Côté Gold will remain free cash flow positive, excluding the impact of gold prepay transactions. A slower than planned ramp-up or unplanned downtime would result in less gold sales and an increase in the net funding requirement.

•

The Company is required to deliver 75,000 ounces under its gold prepay arrangements from January 2025 to June 30, 2025. The prepay arrangements were funded at the time of entering into the agreements. The Company will receive cash payments at the time of delivering into the gold prepay arrangement based on the amount that market price of gold at the time of delivery exceeds $2,100 per ounce, capped at $2,925 per ounce, for 31,250 ounces that will be delivered during the second quarter 2025.

The Company’s liquidity position, comprised of cash and cash equivalents, short-term investments, and availability under the credit facility, together with expected cash flows from operations, is expected to be sufficient to support the Company’s normal operating requirements, capital commitments, and service the prepay and debt obligations as it becomes due.

The Company’s financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company’s ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

The Company will be dependent on the cash flows generated from its operations to repay its indebtedness that was incurred to fund the construction of the Côté Gold project. Readers are encouraged to read the “Caution Regarding Forward Looking Statements” and the “Risk Factors” sections contained in the Company’s 2023 Annual Information Form, which is available on SEDAR at www.sedarplus.ca and the “Caution Regarding Forward Looking Statements” and “Risk and Uncertainties” section of the MD&A.

Contractual Obligations

As at December 31, 2024, contractual obligations from continuing operations with various maturities were approximately $1.9 billion, primarily comprising expected future contractual payments of long-term debt, including principal and interest, purchase obligations, capital expenditures obligations, asset retirement obligations and lease obligations, partially offset by cash collateralized letters of credit and restricted cash in support of environmental closure cost obligations for certain mines. The Company believes these obligations will be met through available cash resources and net cash from operating activities. The Company entered into derivative contracts for risk management purposes. These derivative contracts are not included in the contractual obligations. Details of these contracts are included in “Market Risk - Summary of Foreign Currency and Commodity Derivative Contracts”.

		Payments due by period[1]
At December 31, 2024	Total	<1 yr	2-3 yrs	4-5 yrs	>5 yrs
Long-term debt	$1,144.5	$77.1	$164.5	$902.9	$—
Equipment loan	2.1	1.0	1.1	—	—
Purchase obligations	155.0	141.6	6.9	2.0	4.5
Capital expenditure obligations	117.2	102.3	14.9	—	—
Lease obligations	142.8	39.8	70.1	23.4	9.5

Total contractual obligations	$1,561.6	$361.8	$257.5	$928.3	$14.0
Asset retirement obligations	373.6	17.2	30.6	17.0	308.8

	$1,935.2	$379.0	$288.1	$945.3	$322.8

1.	Total contractual obligations exclude the 2022 Prepay Arrangements, 2024 Q1 Prepay Arrangements and the 2024 Q2 Prepay Arrangements which will be physically settled in 2025.
2.	Excludes the amounts drawn on the credit facility, which can be repaid at any time prior to maturity in 2028.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	25

Cash Flow

($ millions)	Q4 2024	Q4 2023	2024	2023	2022
Net cash from (used in) per consolidated financial statements:
Operating activities	$102.6	$69.9	$486.0	$159.4	$408.7
Investing activities	(102.5)	(272.2)	(582.4)	(402.3)	(891.9)
Financing activities	(194.9)	16.9	83.3	201.7	404.0
Effects of exchange rate fluctuation on cash and cash equivalents	(11.3)	3.6	(7.0)	1.3	(17.1)

Increase (decrease) in cash and cash equivalents	$(206.1)	$(181.8)	$(20.1)	$(39.9)	$(96.3)
Cash and cash equivalents, beginning of the period	553.4	548.9	367.1	407.8	544.9

Cash and cash equivalents, end of the period—all operations	$347.3	$367.1	$347.0	$367.9	$448.6
Decrease (increase) in cash and cash equivalents -held for sale	0.2	—	0.5	(0.8)	(40.8)

Cash and cash equivalents, end of the period -continuing operations	$347.5	$367.1	$347.5	$367.1	$407.8

Operating Activities

Net cash flow from operating activities for the fourth quarter 2024 was $102.6 million, higher by $32.7 million compared to the same prior year period, primarily due to:

•	Higher cash earnings of $140.2 million due to a higher realized gold price and higher sales volume, and

•	A decrease in income tax paid of $5.4 million,

Offset by:

•	A decrease in trade and other payables of $31.9 million due to the timing of the supplier invoices,

•

An increase in supplies inventories, finished goods and ore stockpiles of $9.4 million primarily due to an increase in finished goods and ore stockpiles at Côté Gold, offset by a reduction in supplies inventories and finished goods at Essakane and Westwood,

•	A negative impact of $64.4 million from deferred revenue recognized as part of the prepay arrangements, and

•	A decrease in derivative settlements of $3.9 million.

Net cash flow from operating activities for the year was $486.0 million, higher by $342.0 million compared to the same prior year period, primarily due to:

•	Higher cash earnings of $533.4 million due to higher realized gold price and sales volume,

•	A decrease in income tax paid of $26.9 million,

•	The receipt of an insurance claim of $26.7 million, and

•

A net decrease in supplies inventories, finished goods and ore stockpiles of $25.2 million, primarily due to a reduction in supplies inventory and finished goods inventories at Essakane and Westwood, offset by an increase of finish goods and ore stockpiles at Côté Gold,

•	Offset by:

•	A negative impact of $116.4 million from deferred revenue recognized as part of the gold prepay arrangements,

•	A decrease in trade and other payables of $61.1 million due to the timing of payments, and

•	An increase in trade and other receivables of $56.0 million, primarily due to increased VAT receivable at Essakane.

Investing Activities

Net cash used in investing activities for the fourth quarter 2024 was $102.5 million, a decrease of $169.7 million from the same prior year period, primarily due to:

•	A decrease in capital expenditures for property, plant and equipment of $130.9 million, mainly due to the completion of the Côté Gold construction phase,

•	A decrease in restricted cash of $22.4 million, and

•	A decrease in capitalized borrowing costs of $10.9 million.

Net cash used in investing activities for the year was $582.4 million, an increase of $188.3 million from the same prior year period, primarily due to:

•	The receipt of $389.2 million in net proceeds from the sale of Rosebel and $197.6 million from the sale of the Senegal assets in the third quarter of 2023, and

•	An increase in capitalized borrowing costs of $9.5 million,

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	26

Offset by:

•	A decrease in capital expenditures for property, plant and equipment of $348.7 million, mainly due to the completion of the Côté Gold project phase,

•	Proceeds of $35.5 million received from the sale of Karita and related assets, and

•	A decrease in restricted cash of $24.8 million.

Financing Activities

Net cash used in financing activities for the fourth quarter 2024 was $194.9 million, a decrease of $211.8 million from the same prior year period, primarily due to:

•	The payment made to SMM to affect the repurchase of the 9.7% Transferred Interest in Côté Gold totaling $376.9 million,

•	A decrease in proceeds received through the SMM funding arrangement of $27.1 million,

•	The cash option fee payment made to SMM in relation to the repurchase totaling $15.2 million, and

•	An increase in interest paid of $12.7 million,

Offset by:

•	A draw of $220.0 million to the Credit Facility in the fourth quarter 2024.

Net cash from financing activities for the year was $83.3 million, a decrease of $120.4 million from the same prior year period, primarily due to:

•	The payment made to SMM to affect the repurchase of the 9.7% Transferred Interest in Côté Gold of $376.9 million,

•	A decrease in proceeds received through the SMM funding arrangement of $282.7 million,

•	The cash option fee payment made to SMM in relation to the repurchase totaling $32.7 million,

•	$379.0 million of net proceeds received from the Term Loan in 2023, and

•	An increase in interest paid of $13.8 million,

Offset by

•	Net proceeds of issuing common shares of $287.5 million,

•	A repayment of the Credit facility of $455.0 million in 2024 offset by a net draw in the Credit facility of $220.0 million in 2024, and

•	Proceeds of issuing flow-through common shares of $5.9 million.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Currency Exchange Rate Risk

The Company’s functional currency is the U.S. dollar with revenues primarily denominated in U.S. dollars which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and Euros. To manage this risk, the Company uses various hedging strategies, including holding some of its cash and cash equivalents in Canadian dollar or Euro denominated bank accounts creating a natural offset to the exposure and derivative contracts such as forwards or options.

	Q4 2024	Q4 2023	2024	2023	2022
Average market rates
USDCAD	1.3993	1.3624	1.3700	1.3497	1.3019
EURUSD	1.0666	1.0762	1.0820	1.0816	1.0533
Market closing rates
USDCAD	1.4384	1.3205	1.4384	1.3205	1.3533
EURUSD	1.0354	1.1060	1.0354	1.1060	1.0694

Oil Contracts and Fuel Market Price Risk

Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company may use various hedging strategies, such as the use of options to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	27

	Q4 2024	Q4 2023	2024	2023	2022
Average Brent price ($/barrel)	$74	$83	$80	$82	$99
Closing Brent price ($/barrel)	$75	$77	$75	$77	$86
Average WTI price ($/barrel)	$70	$79	$76	$78	$94
Closing WTI price ($/barrel)	$72	$72	$72	$72	$80

Gold Contracts and Market Price Risk

The Company’s primary source of revenue is gold. The Company’s hedging strategy is designed to mitigate gold price risk. To manage such risk, the Company may use various hedging strategies, including the use of put and call option contracts. Option contracts can also include put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices.

	Q4 2024	Q4 2023	2024	2023	2022
Average market gold price ($/oz)	$2,663	$1,973	$2,386	$1,941	$1,801
Average realized gold price[1] ($/oz), inclusive of prepay deliveries:	$2,525	$2,005	$2,330	$1,955	$1,721
Average realized gold price, excluding prepay deliveries ($/oz)	$2,664	$2,005	$2,414	$1,955	$1,802
Average realized gold price of prepay deliveries[2] ($/oz)	$2,031	$—	$1,997	$—	$1,500
Closing market gold price ($/oz)	$2,609	$2,062	$2,609	$2,062	$1,814

1.	This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”.
2.	The Company delivered 37,500 ounces into the 2022 Prepay Arrangements in the fourth quarter (137,500 ounces YTD). See “Gold prepay arrangements” above.

Summary of Foreign Currency, Prepay Arrangements and Commodity Derivative Contracts

At December 31, 2024, the Company’s outstanding foreign currency contracts were as follows:

	2025	2026
Foreign Currency[1]
Canadian dollar contracts (millions of C$)	406	72
Rate range (USDCAD)	1.35 —1.44	1.36 —1.44
Hedge ratio[2]	36%	7%

1.	Canadian dollar hedges exclude Canadian dollars on hand which functions as a natural hedge for the Company’s Canadian dollar expenditures. USDCAD hedges are CAD notional hedges.
2.

The Company calculates hedge ratios based on future estimates of operating and capital expenditures such as its Canadian dollar operating and capital expenditures at Côté Gold and Westwood and its corporate office. Outstanding derivative contracts are allocated based on a specified allocation methodology.

At December 31, 2024, the Company’s outstanding gold bullion contracts, including contracts entered into as part of the gold sale prepayment arrangements (see “Liquidity and Capital Resources”) were as follows:

	Put/Forward	Call	2025
	Weighted average $/ounce		Thousands of ounces
2022 Prepay Arrangements — forward	1,753	—	13
2024 Prepay Arrangements — forward	1,916	—	31
2024 Prepay Arrangements — collar	2,100	2,925	31

Total	—	—	75

Sensitivity Impact

The following table provides estimated cost per ounce sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming guided 2025 production and costs levels:

	Change of	Annualized impact on Cost of Sales $/oz	Annualized impact on Cash Costs[1] $/oz	Annualized impact on AISC[1] $/oz
Gold price[2]	$100/oz	$7	$7	$7
Oil price	$10/barrel	$9	$9	$10
USDCAD	$0.10	$37	$37	$58
EURUSD	$0.10	$17	$17	$21

1.

This is a non-GAAP financial measure. See “Non-GAAP Financial Measures”. Cash costs and AISC per ounce of gold sold consist of Côté Gold, Westwood and Essakane on an attributable basis of 70%, 100% and 90%, respectively.

2.	Gold price sensitivities include royalties and additional costs with a gold price link, which are included in total cost of sales, cash costs and AISC.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	28

Compensation of Key Management Personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	2024	2023	2022
Salaries and other benefits	$5.5	$7.2	$5.8
Retirement benefits	0.7	2.1	2.4
Share-based payments	3.2	4.2	2.6

	$9.4	$13.5	$10.8

Shareholders’ Equity

Number issued and outstanding (millions)	December 31, 2024	February 19, 2025
Common shares	571.4	572.4
Options[1]	3.1	2.9

1.	Refer to note 25 of the consolidated financial statements for all outstanding equity awards.
2.

On February 11, 2025, the Company completed a private placement of 0.8 million flow-through common shares of the Company. The Flow-Through shares were issued at a price of CAD$12.25 per Flow-Through Share for aggregate gross proceeds of approximately CAD$10.0 million.

QUARTERLY FINANCIAL REVIEW

		2024				2023
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q3	Q2
Revenues	$469.9	$438.9	$385.3	$338.9	$297.6	$224.5	$238.8	$226.2
Net earnings (loss) from continuing operations	$91.1	$602.5	$92.5	$61.7	$(7.6)	$(0.8)	$95.2	$10.7
Net earnings (loss) from discontinued operations	$—	$—	$—	$—	$—	$—	$—	$6.3
Net earnings (loss) attributable to equity holders	$86.2	$594.1	$84.5	$54.8	$(9.4)	$(0.8)	$92.6	$6.3
Basic earnings (loss) per share attributable to equity holders	$0.15	$1.04	$0.16	$0.11	$(0.02)	$0.00	$0.19	$0.01
Diluted earnings (loss) per share attributable to equity holders	$0.15	$1.03	$0.16	$0.11	$(0.02)	$0.00	$0.19	$0.01

In the second quarter 2023, net earnings from continuing operations were higher due to a gain on sale of the Boto Gold Project. In the third quarter 2024, net earnings from continuing operations were higher due to the reversal of previous impairments in respect of the Westwood CGU, which includes the Doyon closed mine.

Revenues

Revenues were $469.9 million in the fourth quarter 2024 from sales of 185,000 ounces at an average realized gold price of $2,525 per ounce, higher by $172.3 million or 58% than the prior year period, due to higher sales volumes at Westwood, the commencement of gold sales from the Côté Gold Mine, and a higher realized gold price, partially offset by lower sales volumes at Essakane, the impact of gold deliveries into the 2022 Prepay Arrangement (defined above), including 12,500 ounces delivered at a forward price of $1,753 per ounce, and 25,000 ounces delivered into a collar with gold price participation capped at $2,100 per ounce.

Revenues were $1,633.0 million in the year from sales of 699,000 ounces at an average realized gold price of $2,330 per ounce, higher by $645.9 million or 65% than the prior year period, due to higher sales volumes at Essakane and Westwood, the commencement of gold sales from the Côté Gold Mine, and a higher realized gold price, partially offset by the impact of gold deliveries into the 2022 Prepay Arrangement (defined above), including 37,500 ounces delivered at a forward price of $1,753 per ounce, and 100,000 ounces delivered into a collar with gold price participation capped at $2,100 per ounce.

Cost of sales

Cost of sales excluding depreciation was $242.6 million in the fourth quarter 2024, higher by $65.9 million or 37% than the prior year period, primarily due to the commencement of operations and gold sales at Côté Gold, the ramp-up of underground mining activity at the Westwood mine and increased royalty payments due to higher realized gold prices.

Cost of sales excluding depreciation was $809.3 million in the year, higher by $162.3 million or 25% than the prior year period, due to the increase in mining activity at Essakane when compared to the prior year period which experienced abnormally low operating activity due to fuel shortages in the first and third quarters 2023, the ramp-up of underground mining activity at the Westwood mine, the commencement of operations and gold sales at Côté Gold and increased royalty payments due to higher realized gold prices.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	29

Depreciation expense

Depreciation expense was $96.4 million in the fourth quarter 2024, higher by $25.3 million or 36% than the prior year period primarily due to the commencement of operations and gold sales at the newly operating Côté Gold Mine, and the reversal of previous impairments for the Westwood mine complex in the third quarter, partially offset by lower production volumes and the amortization of deferred stripping assets at Essakane.

Depreciation expense was $273.8 million in the year, higher by $57.8 million or 27% than the prior year period primarily due to higher production volumes and the amortization of deferred stripping assets as the mining activity sequences through Phase 5 at Essakane, the commencement of operations and gold sales at the newly operating Côté Gold Mine, and the reversal of previous impairments for the Westwood mine complex in the third quarter.

Exploration expense

Exploration expense was $5.7 million in the fourth quarter 2024, higher by $2.1 million or 58% than the prior year period due to increased exploration expenditures at Chibougamau District and Côté Gold.

Exploration expense was $21.7 million in the year, lower by $4.6 million or 17% than the prior year period due to the decrease in exploration programs resulting from the sale of certain exploration assets.

General and administrative expense

General and administrative expense was $15.3 million in the fourth quarter 2024, higher by $3.9 million or 34% than the prior year period, primarily due to $4.9 million in restructuring costs incurred in the period, partially offset by lower salaries and accruals.

General and administrative expense was $48.9 million in the year, lower by $1.9 million or 4% than the prior year period, primarily due to reduced personnel costs and related costs in the corporate office of $3.6 million, lower consulting costs of $0.6 million, lower share-based payments of $0.6 million, offset by higher restructuring costs of $2.8 million.

Income tax expense

The Company is subject to tax in various jurisdictions, including Burkina Faso and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate from one period to the next.

Income tax expense was $34.3 million in the fourth quarter 2024, higher by $33.2 million or 3018% than the prior year period. It is comprised of a current income tax expense of $25.1 million and a deferred income tax expense of $9.2 million, higher than the prior year period for current income tax expense by $10.7 million or 74% and higher for deferred income tax expense by $22.5 million or 169%, respectively. The current income tax expense was higher primarily due to higher income in Essakane. The deferred income tax expense was higher primarily due to (i) the weakening of the XOF currency, also referred to as the West African CFA franc for Essakane’s local accounting purposes and (ii) the recognition of deferred taxes related to Côté Gold mining tax.

Income tax expense was $129.4 million in the year, higher by $98.7 million or 321% than the prior year period. It is comprised of a current income tax expense of $116.4 million and a deferred income tax expense of $13.0 million, higher than the prior year period for current income tax expense by $64.5 million or 124% and higher for deferred income tax expense by $34.2 million or 161%, respectively. The current income tax expense was higher primarily due to higher income in Essakane and higher amount of withholding taxes related to intercompany dividends. The deferred income tax expense was higher primarily due to (i) the weakening of the XOF currency for Essakane’s local accounting purposes and (ii) the recognition of deferred taxes related to Côté Gold mining tax.

The combined current and deferred income tax expense of $129.4 million in respect of $977.2 million of earnings before taxes reflects a $133.6 million adjustment to the balance of unrecognized deferred tax assets largely related to the Westwood impairment reversal and the use of prior period non-capital losses.

Westwood Impairment Reversal

During the year, the Company assessed that the increase in the long-term consensus price of gold was an indicator of impairment reversal for the Westwood CGU, which includes the Doyon closed mine. As a result, a $455.5 million reversal of previously recorded impairments was recognized as the recoverable amount of Westwood exceeded the carrying value.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2024, under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2024, providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	30

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2024 by the Company’s management, including the CEO and the CFO. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

There have been no material changes in the Company’s internal control over financial reporting or in other factors that could affect internal controls during the fourth quarter 2024 and their design remains effective.

Limitations of Control and Procedures

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions on, and estimates of effects of, uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments, estimates and assumptions applied in the preparation of the Company’s consolidated financial statements are reflected in note 3 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2024.

Qualified Person and Technical Information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a “qualified person” as defined by NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases) and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company’s producing mines and at accredited regional laboratories for the Company’s exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	31

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These standards are similar to those used by the United States Securities and Exchange Commission (the “SEC”) Industry Guide No. 7, as interpreted by SEC staff (“Industry Guide 7”). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this report may not be comparable to similar information disclosed by United States companies. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC’s disclosure rules (the “SEC Modernization Rules”), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended definitions of “proven mineral reserves” and “probable mineral reserves” in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”) may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC’s MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this report are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and Joint Ore Reserves Committee.

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2024. Guy Bourque, Eng. (Director, Mining, IAMGOLD Corporation), is the QP responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2024.

The technical information has been included herein with the consent and prior review of the above noted QPs, who have verified the data disclosed, and data underlying the information or opinions contained herein.

NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to various business, operational, geopolitical, security, market and financial risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operational and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Statement On Forward-Looking Information”.

Readers of this MD&A should consider the information included or incorporated by reference in this document and the Company’s consolidated financial statements and related notes for the year ended December 31, 2024.

The inherently volatile nature of the Company’s activities, the international geographies and emerging, undeveloped economies in which it operates mean that the Company’s business, operations and financial condition are generally exposed to significant risk factors, known and unknown, stable and unstable, many of which are beyond its control. Managing these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an enterprise risk management (“ERM”) system. The Company’s view of risks is not static. An important component of the ERM approach is to identify evolving or emerging key risks, manage those risks and incorporate them into existing ERM assessment, measurement, monitoring and reporting processes.

These practices are designed to ensure management is forward-looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors levels.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	32

Risks and uncertainties to the Company’s business, operations and financial condition that were identified by management as new or elevated in the fourth quarter 2024 are described above under “Market Risk” and below. Readers are cautioned that no ERM framework or system, including that employed by the Company, can ensure that all risks to the Company, at any point in time, are accurately identified, assessed as to significance or impact, managed or effectively controlled or mitigated. As such, there may be additional new or elevated risks to the Company in the fourth quarter 2024 that are not described above under “Market Risk” or below.

For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure contained in the Company’s latest annual information form dated March 14, 2024 (“AIF”) and supplemented by the consolidated financial statements and the MD&A for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, as filed with Canadian securities regulatory authorities at www.sedarplus.ca and filed under Form 40-F with the United States Securities and Exchange Commission at www.sec.gov, which is hereby incorporated by reference herein.

Political and Security Risk

The political and security environments in Burkina Faso and its neighboring countries is distressed and volatility remains elevated, including in the Sahel region where the Company’s Essakane mine is located. Burkina Faso and other neighboring countries in the region experienced military coups in the past couple of years. Stability in the West African region, generally, has been upended by military coups and led to near-total suspension of military assistance from France and the U.S. and exclusion of military governments in joint military task force with other West African countries formed to prevent militant attacks and threats from further spreading in the rest of the region. In September 2023, a regional alliance between Burkina Faso, Mali and Niger was announced, but the potential impact on militant activity remains uncertain. Militant attacks on and threats to supply chains and transit routes continue to increase economic challenges for the country. The security situation in Burkina Faso and its neighboring countries continues to apply pressures to supply chains, although with a reduced impact and no major business interruption in 2024. The Company continues to adjust its operating activities in response to the continued volatile security situation, as the safety and security of the Company’s personnel and physical assets are of paramount concern. There is an elevated risk to the Company’s operations, assets, financial condition and personnel in Burkina Faso for the foreseeable future. Supply chains and transit routes in the region with neighboring countries remain particularly exposed to elevated risks of militant attacks.

The situation has placed the Government of Burkina Faso under significant financial constraint due to the high cost of funding its initiatives to defend itself against the militant attacks. The Government has not fully paid VAT refunds directly to the Company, and the Company has been selling its VAT receivables to local financial institutions, however, the Company has not been able to sell all of its VAT receivables and the inability of the Company to recover the VAT balances either through receiving VAT refunds or selling the VAT to third parties could place a significant constraint on the free cash flow produced and would limit the amount of dividends that Essakane can pay.

Given Essakane’s significant contribution to the financial condition of the Company, any terrorist attack, change in legislation or ownership, problematic or adverse condition affecting mining, processing, infrastructure, equipment, labour, the supply chain, taxation, legal or reputational status could have a material adverse effect on the Company’s business, operations, liquidity and capital resources. The Company’s operations at Essakane have accounted for a significant portion of the Company’s positive mine site free cash flow year in 2024.

Liquidity and Capital Resources

The expected cash flow generated from operations and undrawn amounts under the Credit Facility are intended to be used to satisfy the Company’s currently estimated or forecasted funding requirements. Any failure to generate the cash expected from its operations, any significant disruptions in the ramp-up of Côté Gold, any unexpected limitation on the ability to access, or unavailability of, funds currently available under the Company’s Credit Facility, any unexpected disruption of cash repatriation initiatives or the ability to transfer cash or other assets between the Company and its subsidiaries, requests by local governments in the jurisdictions of the Company’s activities to sell gold to them at unfavourable terms and not to the Company’s usual counterparties in the ordinary course on commercial terms and delays in receiving VAT refunds or the inability of the Company to sell the VAT receivables to local financial institutions in Burkina Faso, could restrict the Company’s ability to fund its operations effectively, and the Company may be required to use other unanticipated sources of funds, on unattractive terms, if available, for these objectives.

The availability of new additional capital to the Company and the cost of capital are subject to general economic conditions and lender and investor interest in the Company and its projects based on the level of confidence in the Company to meet its strategic objectives. The Credit Facility has net debt to EBITDA and interest coverage financial ratio covenants that govern the amount that can be drawn under the Credit Facility. EBITDA is impacted by the performance of the Company’s operations and market conditions.

The Company, in its various initiatives to increase liquidity and ensure funding to complete construction and ramp-up of Côté Gold, has incurred significant debt. The cost of the Company’s debt is linked to market interest rates and further increases in interest rates or adverse changes in the expected performance of the Company’s operations or market conditions that adversely impacts the generation or amount of cash flow or earnings from its operations could impact the ability of the Company to utilize the Credit Facility due to the impact on the foregoing financial maintenance covenants, which would reduce the available liquidity to the Company and could have materially adverse consequences to the Company. If there were a default or breach under the Credit Facility because of the failure to meet its financial or other covenants, not only could the Credit Facility cease to be available to meet the liquidity needs of the Company, but such default could trigger cross-defaults under the terms of the Company’s other sources of debt and such defaults could have materially adverse consequences to the Company.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	33

Ramp-Up of Côté Gold

Current estimate, forecast or anticipated schedule and costs to ramp-up Côté Gold project to bring it to nameplate production can be impacted by a wide variety of known and unknown, uncontrollable, factors such as unexpected production problems, ore and waste sampling, equipment unavailability, inflationary pressures, supply chain disturbances, extreme weather, contractual, labour or community disputes, the unavailability of required skilled labour and permitting delays. The expenditures and time period required to complete the ramp-up and stabilize the Côté Gold production are considerable and equipment not functioning consistently as designed or expected, changes in costs due to inflation, labour availability and productivity, the availability of equipment and materials, supply chain and logistics challenges, adverse market conditions or other events that negatively impact commissioning schedules can materially negatively affect the estimated timing of nameplate production, results of operations and the liquidity of the Company. Actual costs and economic returns from the Côté Gold Mine may differ materially from the Company’s estimates or projections and variances from expectations could have a material adverse effect on the Company’s business, financial conditions and results of operations, and liquidity.

Changes in Laws and Regulations

The Burkina Faso Government announced in March 2024 a number of upcoming changes to the Mining Code, including: (i) the enforcement of the preferential dividend that has been in the Mining Code since 2015, but never implemented; (ii) an increased interest of the State in the mining companies’ share capital, from 10% to 15%; and (iii) the opening of the mining companies’ share capital to local investors. The new Mining Code was adopted by the Government of Burkina Faso in July 2024. The new Mining Code provides that existing mining permits and the associated mining conventions remain in force for their current term (not to exceed 5 years) and continue to be governed by the laws and regulations (including the then version of the Mining Code) which were in force at the time of their issuance or entry.

Given Essakane’s significant contribution to the financial condition of the Company, any additional changes in laws and regulations or in the interpretation of laws and regulations by the courts or the authorities could have a material adverse impact on the Company’s business, financial condition, and results of operations.

Equipment Malfunctions

The Company’s mines use expensive, large mining and processing equipment that requires a long time to procure, build and install. The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, or lack of qualified or shortage of personnel at the regions where operations are located, which may impede maintenance activities on equipment and availability of equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper storage conditions may become obsolete. These factors could adversely impact the Company’s operations, profitability and financial results.

Fluctuations in the Price of Gold

The Company’s revenues depend in part on the market gold prices for mine production from the Company’s producing properties. Gold prices can fluctuate widely over the course of a year and are affected by numerous factors beyond the Company’s control including: central banks’ lending rates; sales and purchases of gold; expectations of inflation; the level of demand for gold as an investment; speculative trading; the relative exchange rate of the US dollar with other major currencies; political and economic conditions and uncertainties. The aggregate effect of these factors is impossible to predict with accuracy. There can be no assurance that gold prices will remain at current levels or that such prices will improve.

A significant decline in gold prices may materially and adversely affect the Company’s financial performance, its ability to service or repay its debt, or results of operations and may result in adjustments to Mineral Reserve estimates and LOM plans. As a result, the Company may be required to materially write down certain of its investments in mining properties or incur further debt. Any of these factors could result in a material adverse effect on the Company’s results of operations, cash flows and financial position. Further, if revenue from gold sales declines, the Company may experience liquidity difficulties.

Tariffs and imposition of other restrictions on trade

In January 2025, the United States announced a 25% tariff on imports from countries including Canada. In response, the Canadian Government announced retaliatory tariffs on imports from the United States. The imposition of these broad tariffs was delayed for 30 days. In February 2025, the United States subsequently announced a 25% tariff on steel and aluminum currently scheduled to take effect on March 12, 2025. The Company is reviewing its exposure to the potential tariffs and alternatives to inputs sourced from suppliers that may be subject to the tariffs, if implemented. There is uncertainty as to whether additional tariffs or retaliatory tariffs will be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect on the Company’s supply chain and costs. Other countries may also adopt other protectionist measures including tariffs, trade barriers and other protectionist or retaliatory measures that could limit the Company’s ability to procure goods and services either in response to the US Government’s imposition of tariffs or otherwise. Such tariffs or retaliatory actions taken by governments could adversely impact the Company’s business, financial condition and profitability.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	34

NON-GAAP1 FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated financial statements, which are presented in accordance with IFRS, including the following:

•	Average realized gold price per ounce sold

•	Underground mining cost per ore tonne mined, open pit net mining cost per operating tonne mined, milling cost per tonne milled, and G&A cost per tonne milled

•	Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold

•	Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders

•	Net cash from operating activities, before movements in working capital and non-current ore stockpiles

•	Earnings before interest, income taxes, depreciation and amortization (“EBITDA”)

•	Mine-site free cash flow

•	Sustaining and expansion capital expenditures

•	Project expenditures

The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non- GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company’s case, are not significant and to enable investors to understand the Company’s financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q4 2024	Q4 2023	2024	2023	2022
Revenues	$469.9	$297.6	$1,633.0	$987.1	$958.8
By-product credits and other revenues	(1.6)	(1.3)	(4.0)	(2.6)	(2.9)

Gold revenues	$468.3	$296.3	$1,629.0	$984.5	$955.9
Sales (000s oz)	185	147	699	503	555

Average realized gold price per ounce[1,2,3] ($/oz)	$2,525	$2,005	$2,330	$1,955	$1,721

1.	Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.

2.	Average realized gold price per ounce sold is calculated based on sales from the Company’s Côté Gold mine at 60.3% through November 2024 and 70% thereafter, and Westwood and Essakane mines at 100%.

3.

Average realized gold price per ounce sold in the fourth quarter 2024 includes 37,500 ounces at $2,031 per ounce (137,500 ounces at $2,012 per ounce for the year) as delivered into the 2022 Prepay Arrangement (2023—nil, 2022—150,000 ounces at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement).

Underground Mining Cost per Ore Tonne Mined, Open Pit Net Mining Cost per Operating Tonne Mined, Milling Cost per Tonne Milled, and G&A Cost per Tonne Milled

Underground mining cost per ore tonne mined and open pit net mining cost per operating tonne mined are defined as:

•

Mining costs (as included in production costs), that exclude capitalized waste stripping for open pit mines, less changes in stockpile balances and non-production costs as these costs are not directly related to tonnes mined, divided by

•	the sum of the tonnage of ore and operating waste mined.

Milling cost per tonne milled and general and administrative cost per tonne milled are defined as:

•	Mill and general and administrative costs (as included in production costs), excluding selling costs and non-production costs as these costs are not directly related to tonnes milled, divided by

•	the tonnage of ore milled.

IAMGOLD believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. Management is aware, and investors should note, that these per tonne measures of performance can be affected by fluctuations in mining and/or processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

1.	GAAP - Generally accepted accounting principle

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	35

Côté Gold (100% basis)

($ millions, except where noted)	Q4 2024	2024
Production cost	$83.7	$174.0
Adjust for:
Increase/decrease in stockpiles	12.9	61.8

Adj. operating cost	$96.6	$235.8

Included in adjusted operating cost:
Open pit net mining cost [A]	35.2	107.3
Milling cost [B], net of capitalized operating cost	42.8	85.7
G&A cost [C]	17.8	42.0
Open pit ore tonnes mined (000s t)	3,637	10,849
Open pit operating waste tonnes mined (000s t)	4,765	16,666
Open pit ore and operating waste tonnes mined (000s t) [D]	8,402	27,515
Ore milled (000s t) [E]	2,433	4,948
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$4.19	$3.90
Milling cost per tonne milled ($/tonne) [B/E]	$17.59	$17.32
G&A cost per tonne milled ($/tonne) [C/E]	$7.35	$8.49

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Westwood

($ millions, except where noted)	Q4 2024	Q4 2023	2024	2023	2022
Production cost	$39.0	$39.3	$155.3	$148.5	$145.5
Adjust for:
Increase/decrease in stockpiles	1.4	(1.2)	(0.1)	3.6	2.7

Adj. operating cost	$40.4	$38.1	$155.2	$152.1	$148.2

Consisting of:
Underground mining cost [A]	23.0	19.2	88.9	78.9	78.0
Open pit net mining cost [B]	4.6	8.4	19.1	26.9	21.0
Milling cost [C]	7.6	5.6	26.8	24.4	25.5
G&A cost [D]	5.2	4.9	20.4	21.9	23.7
Underground ore tonnes mined (000s t) [E]	98	77	354	280	241
Open pit ore tonnes mined (000s t)	283	162	662	742	836
Open pit waste tonnes mined (000s t)	389	584	1,522	2,291	1,878
Open pit ore and operating waste tonnes mined (000s t) [F]	672	746	2,184	3,033	2,714
Ore milled (000s t) [G]	267	245	1,107	1,034	1,118
Underground mining cost per ore tonne mined ($/ tonne) [A/E]	$233.72	$251.85	$250.86	$281.76	$322.78
Open pit net mining cost per operating tonne mined ($/tonne) [B/F]	$6.88	$11.25	$8.75	$8.86	$7.74
Milling cost per tonne milled ($/tonne) [C/G]	$28.55	$22.66	$24.25	$23.56	$22.81
G&A cost per tonne milled ($/tonne) [D/G]	$19.70	$20.20	$18.44	$21.30	$21.22

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	36

Essakane

($ millions, except where noted)	Q4 2024	Q4 2023	2024	2023	2022
Production cost	$124.4	$112.2	$469.1	$458.6	$382.6
Adjust for:
Increase/decrease in stockpiles	0.4	4.2	0.2	3.7	6.1

Adj. operating cost	$124.8	$116.4	$469.3	$462.3	$388.7

Consisting of:
Open pit net mining cost [A]	33.3	33.5	122.9	146.2	111.5
Milling cost [B]	60.1	57.9	232.9	213.7	191.4
G&A cost [C]	31.4	25.0	113.5	102.4	85.8
Open pit ore tonnes mined (000s t)	2,170	3,217	9,714	9,586	12,585
Open pit operating waste tonnes mined (000s t)	4,036	3,353	13,315	19,530	12,696
Open pit ore and operating waste tonnes mined (000s t) [D]	6,206	6,570	23,029	29,116	25,281
Ore milled (000s t) [E]	2,948	3,116	12,087	11,283	11,632
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$5.37	$5.09	$5.34	$5.02	$4.41
Milling cost per tonne milled ($/tonne) [B/E]	$20.35	$18.58	$19.26	$18.94	$16.46
G&A cost per tonne milled ($/tonne) [C/E]	$10.67	$8.04	$9.39	$9.07	$7.37

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	37

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company’s attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold.

The following tables provide a reconciliation of cash costs, AISC, cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated financial statements.

Three months ended December 31, 2024

($ millions, continuing operations, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total	Total excl. Côté
Cost of sales[1]	$101.6	$64.6	$172.2	$0.6	$339.0	$237.4
Depreciation expense[1]	(41.0)	(22.3)	(32.5)	(0.6)	(96.4)	(55.6)

Cost of sales, excluding depreciation expense	$60.6	$42.3	$139.7	$—	$242.6	$182.0

Adjust for:
Other mining costs	(0.2)	(0.2)	(0.2)	—	(0.6)	(0.6)
Cost attributed to non-controlling interests[2]	—	—	(14.0)	—	(14.0)	(14.0)

Cash costs — attributable	$60.4	$42.1	$125.5	$—	$228.0	$167.6

Adjust for:
Sustaining capital expenditures[3]	32.4	18.8	54.2	0.3	105.7	73.3
Corporate general and administrative costs[4]	—	—	—	9.7	9.7	9.7
Other costs[5]	1.3	1.1	3.1	0.1	5.6	4.3
Cost attributable to non-controlling interests[2]	—	—	(5.7)	—	(5.7)	(5.7)

AISC — attributable	$94.1	$62.0	$177.1	$10.1	$343.3	$249.2

Total gold sales (000 oz) — attributable	56	37	84	—	177	121

Total gold sales (000 oz) — attributable, with Côté
Gold post-commercial production gold sales	56	37	84	—	177	121

Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,083	$1,155	$1,504	$—	$1,298	$1,397
Cash costs[6] ($/oz sold) — attributable	$1,080	$1,148	$1,501	$—	$1,294	$1,393
AISC[6] all operations ($/oz sold) — attributable	$1,685	$1,688	$2,118	$57	$1,949	$2,071

1.	As per note 29 of the consolidated financial statements for cost of sales and depreciation expense.

2.	Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

3.

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.

4.	Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.

5.	Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

6.	Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	38

Three months ended December 31, 2023

($ millions, continuing operations, except where noted)	Westwood	Essakane	Corporate	Total
Cost of sales[1]	$53.2	$194.0	$0.6	$247.8
Depreciation expense[1]	(10.8)	(59.7)	(0.6)	(71.1)

Cost of sales, excluding depreciation expense	$42.4	$134.3	$—	$176.7

Adjust for:
Other mining costs	(0.5)	(0.2)	—	(0.7)
Cost attributed to non-controlling interests[2]	—	(13.4)	—	(13.4)

Cash costs - attributable	$41.9	$120.7	$—	$162.6
Adjust for:
Sustaining capital expenditures[3]	17.1	46.6	0.2	63.9
Corporate general and administrative costs[4]	—	—	10.5	10.5
Other costs[5]	0.9	2.9	0.1	3.9
Cost attributable to non-controlling interests[2]	—	(5.0)	—	(5.0)

AISC - attributable	$59.9	$165.2	$10.8	$235.9

Total gold sales (000 oz) - attributable	29	107	—	136
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,446	$1,134	$—	$1,201
Cash costs[6] ($/oz sold) - attributable	$1,434	$1,132	$—	$1,197
AISC[6] all operations ($/oz sold) - attributable	$2,049	$1,548	$79	$1,735

1.	As per note 29 of the consolidated financial statements for cost of sales and depreciation expense.
2.	Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
3.

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.

4.	Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
5.	Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
6.	Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	39

Twelve months ended December 31, 2024

($ millions, continuing operations, except where noted)	Côté Gold	Westwood	Essakane	Corporate	Total	Total excl. Côté
Cost of sales[1]	$171.7	$211.2	$699.1	$1.1	$1,083.1	$911.4
Depreciation expense[1]	(56.7)	(53.7)	(162.3)	(1.1)	(273.8)	(217.1)

Cost of sales, excluding depreciation expense	$115.0	$157.5	$536.8	$—	$809.3	$694.3

Adjust for:
Other mining costs	(0.3)	(1.3)	(1.2)	—	(2.8)	(2.5)
Cost attributed to non-controlling interests[2]	—	—	(53.6)	—	(53.6)	(53.6)

Cash costs - attributable	$114.7	$156.2	$482.0	$—	$752.9	$638.2

Adjust for:
Exclusion of pre-production costs - Côté Gold	(22.5)	—	—	—	(22.5)	—
Sustaining capital expenditures[3]	46.2	66.7	189.1	1.2	303.2	257.0
Corporate general and administrative costs[4]	—	—	—	42.4	42.4	42.4
Other costs[5]	1.5	5.0	13.0	0.4	19.9	18.4
Cost attributable to non-controlling interests[2]	—	—	(20.2)	—	(20.2)	(20.2)

AISC - attributable	$139.9	$227.9	$663.9	$44.0	$1,075.7	$935.9

Total gold sales (000 oz) - attributable	111	134	409	—	654	543

Total gold sales (000 oz) - attributable, with Côté
Gold post-commercial production gold sales	84	134	409	—	627	543

Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,035	$1,177	$1,182	$—	$1,156	$1,181
Cash costs[6] ($/oz sold) - attributable	$1,032	$1,167	$1,179	$—	$1,152	$1,176
AISC[6] all operations ($/oz sold) - attributable	$1,658	$1,702	$1,625	$67	$1,716	$1,725

1.	As per note 29 of the consolidated financial statements for cost of sales and depreciation expense.
2.	Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
3.

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.

4.	Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
5.	Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
6.	Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	40

Twelve months ended December 31, 2023

($ millions, continuing operations, except where noted)	Westwood	Essakane	Corporate	Total from continuing operations	Rosebel	Total
Cost of sales[1]	$175.9	$686.0	$1.1	$863.0	$23.8	$886.8
Depreciation expense[1]	(31.3)	(183.6)	(1.1)	(216.0)	—	(216.0)

Cost of sales, excluding depreciation expense	$144.6	$502.4	$—	$647.0	$23.8	$670.8

Adjust for:
Other mining costs	(0.9)	(0.9)	—	(1.8)	(0.2)	(2.0)
Abnormal portion of operating costs	—	(13.5)	—	(13.5)	—	(13.5)
Cost attributed to non-controlling interests[2]	—	(48.8)	—	(48.8)	(1.2)	(50.0)

Cash costs - attributable	$143.7	$439.2	$—	$582.9	$22.4	$605.3
Adjust for:
Sustaining capital expenditures[3]	64.7	130.8	0.5	196.0	9.4	205.4
Corporate general and administrative costs[4]	—	—	45.7	45.7	—	45.7
Other costs[5]	3.3	9.8	0.5	13.6	0.1	14.3
Cost attributable to non-controlling interests[2]	—	(14.1)	—	(14.1)	(0.5)	(14.6)

AISC - attributable	$211.7	$565.7	$46.7	$824.1	$32.0	$856.1

Total gold sales (000 oz) - attributable	90	372	—	462	24	486

Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,600	$1,216	$—	$1,291	$949	$1,274
Cash costs[6] ($/oz sold) - attributable	$1,591	$1,181	$—	$1,261	$949	$1,246
AISC[6] all operations ($/oz sold) - attributable	$2,344	$1,521	$101	$1,783	$1,358	$1,762

1.	As per note 29 of the consolidated financial statements for cost of sales and depreciation expense.
2.	Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
3.

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.

4.	Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
5.	Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
6.	Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	41

Twelve months ended December 31, 2022

($ millions, continuing operations, except where noted)	Westwood	Essakane	Corporate	Total from continuing operations	Rosebel	Total
Cost of sales[1]	$159.1	$651.4	$0.4	$810.9	$330.7	$1,141.6
Depreciation expense[1]	(19.9)	(220.2)	(0.4)	(240.5)	(43.9)	(284.4)

Cost of sales, excluding depreciation expense	$139.2	$431.2	$—	$570.4	$286.8	$857.2

Adjust for:
Other mining costs	(1.7)	(1.1)	—	(2.8)	(0.4)	(3.2)
Stockpiles and finished good adjustment	—	9.5	—	9.5	(5.8)	3.7
Cost attributed to non-controlling interests[2]	—	(44.0)	—	(44.0)	(14.0)	(58.0)

Cash costs - attributable	$137.5	$395.6	$—	$533.1	$266.6	$799.7
Adjust for:
Sustaining capital expenditures[3]	30.3	158.8	1.3	190.4	105.2	295.6
Corporate general and administrative costs[4]	—	—	48.3	48.3	—	48.3
Other costs[5]	2.9	4.9	0.5	8.3	10.3	18.6
Cost attributable to non-controlling interests[2]	—	(16.3)	—	(16.3)	(5.8)	(22.1)

AISC - attributable	$170.7	$543.0	$50.1	$763.8	$376.3	$1,140.1

Total gold sales (000 oz) - attributable	66	440	—	506	215	721

Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$2,093	$882	$—	$1,041	$1,269	$1,109
Cash costs[6] ($/oz sold) - attributable	$2,068	$899	$—	$1,052	$1,243	$1,109
AISC[6] all operations ($/oz sold) - attributable	$2,568	$1,234	$99	$1,508	$1,753	$1,581

1.	As per note 29 of the consolidated financial statements for cost of sales and depreciation expense.
2.	Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
3.

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.

4.	Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
5.	Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
6.	Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	42

Sustaining and Expansion Capital Expenditures

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the three months ended December 31, 2024, and December 31, 2023:

($ millions, except where noted)	Sustaining	Expansion	Q4 2024	Sustaining	Expansion	Q4 2023
Capital expenditures for property, plant and equipment	$96.2	$7.7	$103.9	$68.6	$194.0	$262.6
Less: Côté Gold (9.7% share)	(2.6)	(0.3)	(2.9)	—	(27.9)	(27.9)

Subtotal	$93.6	$7.4	$101.0	$68.6	$166.1	$234.7
Côté Gold (IMG basis)	25.6	5.4	31.0	—	165.4	165.4
Westwood	18.5	(0.1)	18.4	16.8	0.4	17.2
Essakane	49.0	2.1	51.1	51.7	0.3	52.0
Corporate	0.5	—	0.5	0.1	—	0.1

Reconciliation of capital expenditure per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the three months ended December 31, 2024, and December 31, 2023:

($ millions, except where noted)	Sustaining	Expansion	Q4 2024	Sustaining	Expansion	Q4 2023
Capital expenditures for property, plant and equipment	$96.2	$7.7	$103.8	$68.6	$194.0	$262.6
Working capital adjustments	13.7	2.8	16.5	(4.7)	(6.6)	(11.3)

Capital expenditures per statement of cash flows	109.9	10.5	120.3	63.9	187.4	251.3
Less: Côté Gold (9.7% share)	(3.3)	(0.7)	(4.0)	—	(27.9)	(27.9)

Subtotal	$106.6	$9.8	$116.4	$63.9	$159.5	$223.4
Côté Gold (IMG basis)	33.3	7.8	41.1		158.8	158.8
Westwood	18.8	(0.1)	18.7	17.1	0.4	17.5
Essakane	54.2	2.1	56.3	46.6	0.3	46.9
Corporate	0.3	—	0.3	0.2	—	0.2

Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the twelve months ended December 31, 2024, and December 31, 2023:

($ millions, except where noted)	Sustaining	Expansion	2024	Sustaining	Expansion	2023
Capital expenditures for property, plant and equipment	$296.2	$225.8	$522.0	$200.3	$733.9	$934.2
Less: Côté Gold (9.7% share up to repurchase date)[1]	(5.4)	(29.7)	(35.1)	—	(77.1)	(77.1)

Subtotal	$290.8	$196.1	$486.9	$200.3	$656.8	$857.1
Côté Gold (IMG basis)	42.7	191.0	233.7	—	654.5	654.5
Westwood	66.1	—	66.1	65.0	0.6	65.6
Essakane	180.4	5.1	185.5	134.9	1.7	136.6
Corporate	1.6	—	1.6	0.4	—	0.4

1.	Comparative values reflect the capital amount corresponding with the proportionate transferred interest during 2023.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	43

Reconciliation of capital expenditure per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the twelve months ended December 31, 2024, and December 31, 2023:

($ millions, except where noted)	Sustaining	Expansion	2024	Sustaining	Expansion	2023
Capital expenditures for property, plant and equipment	$296.2	$225.8	$522.0	$200.3	$733.9	$934.2
Working capital adjustments	13.3	23.3	36.6	(4.3)	(22.6)	(26.9)

Capital expenditures per statement of cash flows	309.5	249.1	558.6	196.0	711.3	907.3
Less: Côté Gold (9.7% share up to repurchase date)[1]	(5.5)	(32.7)	(38.2)	—	(77.1)	(77.1)

Subtotal	$304.0	$216.4	$520.4	$196.0	$634.2	$830.2
Côté Gold (IMG basis)	47.0	211.5	258.5	—	631.6	631.6
Westwood	66.7	—	66.7	64.7	0.6	65.3
Essakane	189.1	4.9	194.0	130.8	2.0	132.8
Corporate	1.2	—	1.2	0.5	—	0.5

1.	Comparative values reflect the capital amount corresponding with the proportionate transferred interest during 2023.

Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the twelve months ended December 31, 2022:

($ millions, except where noted)	Sustaining	Expansion	2022
Capital expenditures for property, plant and equipment	$190.4	$540.3	$730.7
Côté Gold (70% basis)	—	531.7	531.7
Westwood	30.3	4.8	35.1
Essakane	158.8	3.8	162.6
Corporate	1.3	—	1.3

Reconciliation of capital expenditure per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the twelve months ended December 31, 2022:

($ millions, except where noted)	Sustaining	Expansion	2022
Capital expenditures for property, plant and equipment	$190.4	$540.3	$730.7
Capital expenditures per statement of cash flows	190.4	540.3	730.7
Côté Gold (70% basis)	—	531.7	531.7
Westwood	30.3	4.8	35.1
Essakane	158.8	3.8	162.6
Corporate	1.3		1.3

Project Expenditures

Project expenditures at Côté represent all the project construction capital costs incurred during construction and commissioning phase of the project in line with the Côté Gold NI 43-101 technical report and include capital expenditures, right-of-use assets acquired through leases, and initial supplies inventory, less certain cash and non-cash corporate level adjustments included in capital expenditures.

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs) is an indicator of the Company’s ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company’s ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	44

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated financial statements:

($ millions, except where noted)	Q4 2024	Q4 2023	2024	2023	2022
Earnings (loss) before income taxes - continuing operations	$125.4	$(6.5)	$977.2	$128.2	$41.7
Add:
Depreciation	96.7	71.4	275.0	217.4	242.0
Finance costs	37.4	5.3	70.8	21.0	8.6

EBITDA - continuing operations	$259.5	$70.2	$1,323.0	$366.6	$292.3

Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	(3.0)	(8.4)	(23.3)	(8.7)	(1.4)
NRV write-down/(reversal) of stockpiles/ finished goods	—	—	—	3.2	(1.3)
Abnormal portion of operating costs at
Essakane	—	—	—	13.5	—
Write-down of Jubilee property	—	—	—	1.3	—
Impairment charge (reversal)	—	—	(455.5)	—	17.1
Foreign exchange (gain)/loss	4.1	4.3	1.0	12.8	5.0
Gain on sale of Bambouk Assets	(34.1)	—	(34.1)	(109.1)	—
Insurance recoveries	—	—	(27.3)	(0.6)	(1.2)
Write-down of assets	1.2	0.1	1.4	1.3	2.0
Changes in estimates of asset retirement obligations at closed sites	(13.0)	8.0	(13.4)	9.7	1.6
Fair value of deferred consideration from sale of Sadiola	(0.4)	6.0	(1.8)	4.3	(0.7)
Gain on sale of Pitangui and Acurui Projects	—	—	—	(15.5)	—
Forfeiture of carbon fines inventory	—	13.5	—	13.5	—
Settlement of carbon fines matter	—	15.0	—	15.0	—
Severance costs	5.4	0.1	5.6	2.4	—
Other	(4.3)	1.8	5.0	5.4	—

Adjusted EBITDA - continuing operations	$215.4	$110.6	$780.6	$315.1	$313.4

Including discontinued operations:
EBITDA - discontinued operations	$—	$—	$—	$14.4	$8.1
Adjusted items:
Unrealized (gain)/loss on non-hedge derivatives	—	—	—	—	(5.5)
Write-down of stockpile/finished goods	—	—	—	—	5.8
Loss on sale of Rosebel	—	—	—	7.4	—
Severance costs	—	—	—	1.5	—
Foreign exchange (gain)/loss	—	—	—	—	(0.4)
Write-down of assets	—	—	—	0.1	2.5
Impairment charge (reversal)	—	—	—	—	110.1

Adjusted EBITDA from discontinued operations	$—	$—	$—	$23.4	$120.6

EBITDA - all operations	$259.5	$70.2	$1,323.0	$381.0	$300.4

Adjusted EBITDA - all operations	$215.4	$110.6	$780.6	$338.5	$434.0

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	45

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company’s performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company’s underlying performance.

The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

($ millions, except where noted)	Q4 2024	Q4 2023	2024	2023	2022
Earnings (loss) before income taxes and non-controlling interests - continuing operations	$125.4	$(6.5)	$977.2	$128.2	$41.7
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	(3.0)	(8.4)	(23.3)	(8.7)	(1.4)
NRV write-down/(reversal) of stockpiles/ finished goods	—	—	—	3.4	(8.2)
Abnormal portion of operating costs at Essakane	—	—	—	14.5	—
Write-down of Jubilee property	—	—	—	1.3	—
Gain on sale of Pitangui and Acurui Projects	—	—	—	(15.5)	—
Other finance costs	0.6	1.0	4.2	7.9	—
Impairment charge (reversal)	—	—	(455.5)	—	17.1
Foreign exchange (gain)/loss	4.1	4.3	1.0	12.8	5.0
Gain on sale of Bambouk Assets	(34.1)	—	(34.1)	(109.1)	—
Insurance recoveries	—	—	(27.3)	(0.6)	(1.2)
Write-down of assets	1.2	0.1	1.4	1.3	2.0
Changes in estimates of asset retirement obligations at closed sites	(13.0)	8.0	(13.4)	9.7	1.6
Fair value of deferred consideration from sale of Sadiola	(0.4)	6.0	(1.8)	4.3	(0.7)
Forfeiture of carbon fines inventory	—	13.5	—	13.5	—
Settlement of carbon fines matter	—	15.0	—	15.0	—
Severance costs	5.4	0.1	5.6	2.4	—
Other	(4.3)	1.8	5.0	5.4	—

Adjusted earnings before income taxes and non-controlling interests - continuing operations	$81.9	$34.9	$439.0	$85.8	$55.9
Income taxes	(34.3)	(1.1)	(129.4)	(30.7)	(78.1)
Tax on foreign exchange translation of deferred income tax balances	9.9	(5.3)	10.8	(2.2)	9.0
Tax impact of adjusting items	4.6	0.1	3.8	0.6	(3.3)
Non-controlling interests	(4.9)	(1.8)	(28.2)	(8.8)	(19.1)

Adjusted net earnings (loss) attributable to equity holders - continuing operations	$57.2	$26.8	$296.0	$44.7	$(35.6)
Adjusted net earnings (loss) per share attributable to equity holders - continuing operations	$0.10	$0.06	$0.55	$0.09	$(0.07)

Including discontinued operations:
Net earnings (loss) before income tax and non-controlling interest - discontinued operations	$—	$—	$—	$14.3	$(37.0)

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	46

Adjusted items:
Unrealized (gain) on non-hedge derivatives	—	—	—	—	(5.5)
NRV write-down of stockpiles/finished goods	—	—	—	—	8.0
Loss on sale of Rosebel	—	—	—	7.4	—
Impairment charge (reversal)	—	—	—	—	110.1
Severance costs	—	—	—	1.5	—
Foreign exchange (gain) loss	—	—	—	—	(0.4)
Write-down of assets	—	—	—	0.1	2.5

Adjusted earnings before income taxes and non-controlling interests—discontinued operations	$—	$—	$—	$23.3	$77.7
Income taxes	—	—	—	(8.0)	20.6
Tax impact of adjusting items	—	—	—	—	(41.8)
Non-controlling interests	—	—	—	(0.7)	1.8

Adjusted net earnings attributable to equity holders - discontinued operations	$—	$—	$—	$14.6	$58.3
Adjusted net earnings per share attributable to equity holders - discontinued operations	$0.00	$0.00	$0.00	$0.03	$0.12

Adjusted net earnings (loss) attributable to equity holders - all operations	$57.2	$26.8	$296.0	$59.3	$22.7
Adjusted net earnings (loss) per share attributable to equity holders - all operations	$0.10	$0.06	$0.55	$0.12	$0.05
Basic weighted average number of common shares outstanding (millions)	571.3	481.3	539.8	480.6	478.6

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q4 2024	Q4 2023	2024	2023	2022
Net cash from operating activities - continuing operations	$102.6	$69.9	$486.0	$144.0	$257.6
Adjusting items from working capital items and non-current ore stockpiles:
Receivables and other current assets	20.9	19.8	45.6	(18.0)	36.9
Inventories and non-current ore stockpiles	20.3	10.9	51.4	76.6	32.6
Accounts payable and accrued liabilities	(16.6)	(48.5)	17.4	(43.7)	(28.9)

Net cash from operating activities before changes in working capital - continuing operations	$127.2	52.1	$600.4	158.9	298.2

Net cash from operating activities before changes in working capital - discontinued operations	$—	$—	$—	$21.9	$120.3

Net cash from operating activities before changes in working capital	$127.2	$52.1	$600.4	$180.8	$418.5

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	47

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company’s ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

Three months ended December 31, 2024

($ millions, except where noted)	Côté Gold	Westwood	Essakane	Corporate & other	Total
Net cash from operating activities - continuing operations	$61.8	$60.0	$76.3	$(95.5)	$102.6
Add:
Operating cash flow used by non-mine site activities	—	—	—	95.5	95.5

Cash flow from operating mine-sites - continuing operations	61.8	60.0	76.3	—	198.1
Capital expenditures - continuing operations	44.9	18.7	56.3	0.5	120.4
Less:
Capital expenditures from construction and development projects and corporate	—	—	—	(0.5)	(0.5)

Capital expenditures from operating mine-sites -continuing operations	44.9	18.7	56.3	—	119.9

Mine-site cash flow - continuing operations	$16.9	$41.3	$20.0	$—	$78.2

Three months ended December 31, 2023

($ millions, except where noted)	Westwood	Essakane	Corporate & Other	Total
Net cash from operating activities - continuing operations	$21.1	$72.1	$(23.3)	$69.9
Add:
Operating cash flow used by non-mine site activities	—	—	23.3	23.3

Cash flow from operating mine-sites - continuing operations	21.1	$72.1	—	93.2
Capital expenditures - continuing operations	17.4	$46.9	187.0	251.3
Less:
Capital expenditures from construction and development projects and corporate	—	$—	(187.0)	(187.0)

Capital expenditures from operating mine-sites - continuing operations	17.4	$46.9	—	64.3

Mine-site cash flow - continuing operations	$3.7	$25.2	$—	$28.9

Twelve months ended December 31, 2024

($ millions, except where noted)	Côté Gold[1]	Westwood	Essakane	Corporate & other	Total
Net cash from operating activities - continuing operations	$128.3	$161.1	$444.5	$(247.9)	$486.0
Add:
Operating cash flow used by non-mine site activities	—	—	—	247.9	247.9

Cash flow from operating mine-sites - continuing operations	128.3	161.1	444.5	—	733.9
Capital expenditures - continuing operations	88.1	66.7	194.0	209.8	558.6
Less:
Capital expenditures from construction and development projects and corporate	—	—	—	(209.8)	(209.8)

Capital expenditures from operating mine-sites -continuing operations	88.1	66.7	194.0	—	348.8

Mine-site cash flow - continuing operations	$40.2	$94.4	$250.5	$—	$385.1

1.	Represents mine site free cash flow from Côté Gold for the five months since achieving commercial production on August 1, 2024.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	48

Twelve months ended December 31, 2023

($ millions, except where noted)	Westwood	Essakane	Corporate & Other	Total
Net cash from operating activities — continuing operations	$22.5	$223.8	$(102.3)	$144.0
Add:
Operating cash flow used by non-mine site activities	—	—	102.3	102.3

Cash flow from operating mine-sites — continuing operations	22.5	223.8	—	246.3
Capital expenditures — continuing operations	65.3	132.8	709.2	907.3
Less:
Capital expenditures from construction and development projects and corporate	—	—	(709.2)	(709.2)

Capital expenditures from operating mine-sites — continuing operations	65.3	132.8	—	198.1
Mine-site cash flow — continuing operations	(42.8)	91.0	—	48.2
Cash flow from discontinued mine-sites	—	—	15.4	15.4
Capital expenditures from discontinued operations	—	—	(9.5)	(9.5)

Mine-site cash flow — discontinued operations	—	—	5.9	5.9

Total mine-site free cash flow	$(42.8)	$91.0	$5.9	$54.1

Twelve months ended December 31, 2022

($ millions, except where noted)	Westwood	Essakane	Corporate & other	Total
Net cash from operating activities — continuing operations	$(16.8)	$381.7	$(107.3)	$257.6
Add:
Operating cash flow used by non-mine site activities	—	—	107.3	107.3

Cash flow from operating mine-sites — continuing operations	(16.8)	381.7	—	364.9
Capital expenditures — continuing operations	35.1	162.6	546.9	744.6
Less:
Capital expenditures from construction and development projects and corporate	—	—	(546.9)	(546.9)

Capital expenditures from operating mine-sites — continuing operations	35.1	162.6	—	197.7
Mine-site cash flow — continuing operations	(51.9)	219.1	—	167.2
Cash flow from discontinued mine-sites	—	—	—	151.1
Capital expenditures from discontinued operations	—	—	—	(130.7)

Mine-site cash flow — discontinued operations	—	—	—	20.4

Total mine-site free cash flow	$(51.9)	$219.1	$—	$187.6

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	49

($ millions, continuing operations, except where noted)	December 31 2024	December 31 2023	December 31 2022
Cash and cash equivalents	$347.5	$367.1	$407.8
Short-term investments	1.0	—	—
Available Credit Facility	418.5	387.0	26.6

Available Liquidity	$767.0	$754.1	$434.4

($ millions, continuing operations, except where noted)	December 31 2024	December 31 2023	December 31 2022
Cash and cash equivalents	$347.5	$367.1	$407.8
Short-term investments	1.0	—	—
Lease liabilities	(124.2)	(121.3)	(73.8)
Long-term debt[1]	(1,072.1)	(857.3)	(921.2)
Drawn letters of credit issued under Credit Facility	(11.5)	(38.0)	(18.4)

Net cash (debt)	$(859.3)	$(649.5)	$(605.6)

1.

Includes principal amount of the Notes of $450.0 million, Term Loan of $400.0 million, Credit Facility of $220 million and equipment loans of $2.1 million (December 31, 2023 - $450.0 million, $400.0 million, $nil and $7.3 million, respectively, December 31, 2022 - $450.0 million, $nil, $455.0 million, and $16.2 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes and Term Loan.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this MD&A, including any information as to the Company’s vision, strategy, future financial or operating performance and other statements that express management’s expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company’s projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”) and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “would”, “could”, “continue”, “expect”, “budget”, “aim”, “can”, “focus”, “forecast”, “anticipate”, “estimate”, “maintain”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “cover”, “strategy”, “during”, “ongoing”, “subject to”, “future”, “objectives”, “opportunities”, “committed”, “prospective”, “likely”, “progress”, “strive”, “sustain”, “effort”, “extend”, “remain”, “pursue”, “predict”, or “project” or the negative of these words or other variations on these words or comparable terminology.

For example, forward-looking statements in this MD&A include, without limitation, those under the headings “About IAMGOLD”, “Highlights”, “Outlook”, “Environmental, Social and Governance”, “Operations”, “Financial Condition” and “Quarterly Financial Review” and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company’s guidance for and actual results of production, ESG (including environmental) performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected production of the Côté Gold Mine, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company’s capital allocation and liquidity; the composition of the Company’s portfolio of assets including its operating mines, development and exploration projects; the sale of the Malian Assets; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof, including the Company’s “Zero Harm” vision; commitments with respect to greenhouse gas emissions and decarbonization initiatives (eg. interim target of achieving 30% absolute reduction in Scope 1 and 2 emissions by 2030); the development of the Company’s Water Management Standard; commitments with respect to biodiversity; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company’s operational and financial performance and financial condition; and government regulation of mining operations (including the Competition Act (Canada) and the regulations associated with the fight against climate change).

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	50

achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company’s present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company’s projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to sell the Malian Assets; the Company’s business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; the development and execution of implementing strategies to meet the Company’s sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company’s supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company’s Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company’s operations and disruptions in global supply chains; the volatility of the Company’s securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company’s assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company’s operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company’s business (included, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company’s level of indebtedness; the Company’s ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company’s credit rating; the Company’s choices in capital allocation; effectiveness of the Company’s ongoing cost containment efforts; the Company’s ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company’s operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company’s assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada)); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company’s operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company’s AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
Annual Management’s Discussion and Analysis - December 31, 2024	51

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2024

INDEX

Management’s responsibility for financial reporting	53

Management’s report on internal control over financial reporting	54

Report of independent registered public accounting firm	55 to 56

Report of independent registered public accounting firm	57

Consolidated financial statements

Consolidated balance sheets	58

Consolidated statements of earnings (loss)	59

Consolidated statements of comprehensive income (loss)	60

Consolidated statements of cash flows	61

Consolidated statements of changes in equity	62

Notes to consolidated financial statements	63 to 108

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	52

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Board of Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (the “Company”), their presentation and the information contained in Management’s Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial information of the Company presented in Management’s Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit and Finance Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit and Finance Committee as the Board’s financial expert. The Audit and Finance Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit and Finance Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the annual consolidated financial statements on behalf of the shareholders of the Company. The external auditors have full and free access to management and the Audit and Finance Committee.

Renaud Adams	Maarten Theunissen
President and Chief Executive Officer (“CEO”)	Chief Financial Officer (“CFO”)
February 20, 2025	February 20, 2025

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	53

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 57 of the consolidated financial statements.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IAMGOLD Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Finance Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverable amount of the Westwood Cash Generating Unit (CGU)

As discussed in Note 3(g)(ii) to the consolidated financial statements, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. As discussed in Note 28 the Company assessed that the increase in the long-term consensus price of gold to be an indicator of impairment reversal for the Westwood CGU. As a result, an assessment of the recoverable amount of the Westwood CGU was performed. It was determined that the recoverable amount exceeded the net carrying amount of the Westwood CGU and the Company recorded a $462.3 million impairment reversal in the consolidated statement of earnings (loss) for the year ended December 31, 2024. The recoverable amount of the Westwood CGU was determined by calculating the fair value less cost of disposal (“FVLCD”). The FVLCD was determined by calculating the net present value of the estimated future cash flows using the Company’s internal life of mine plan. The significant estimates and assumptions used in determining the FVLCD were the life of mine production profile (including assumptions around conversion of resources into reserves), future operating and capital expenditures, gold prices, future foreign exchange rates and the discount rate.

We identified the assessment of the recoverable amount of the Westwood CGU as a critical audit matter. Significant auditor judgement was required to assess the significant assumptions of gold prices, future foreign exchange rates, the discount rate, the life of mine production profile, and future capital and operating expenditures.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	55

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to determine the recoverable amount of the Westwood CGU. This included controls over the determination of future cash flows in the internal life of mine plan. We assessed the estimates of the life of mine production profile and future capital and operating expenditure assumptions by comparing them to historical results. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the life of mine plan.

We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the gold prices, future foreign exchange rates and the discount rate assumptions by comparing to estimates that were independently developed using publicly available third-party sources and data for comparable entities.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1998.

Toronto, Canada

February 20, 2025

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IAMGOLD Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited IAMGOLD Corporation’s (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 20, 2025

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	57

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents		$ 347.5	$367.1
Receivables and other current assets	10	48.9	85.7
Inventories	11	271.9	266.3
Assets held for sale	7	—	34.6

		668.3	753.7

Non-current assets
Property, plant and equipment	12	4,269.4	3,496.5
Exploration and evaluation assets		79.6	14.4
Restricted cash	9	68.4	90.5
Inventories	11	153.0	106.5
Other assets	13	135.7	76.3

		4,706.1	3,784.2

		$5,374.4	$4,537.9

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$264.8	$317.6
Income taxes payable		62.7	5.8
Current portion of provisions	14	14.5	5.4
Current portion of lease liabilities	15	28.8	21.1
Current portion of long-term debt	18	1.0	5.0
Current portion of deferred revenue	19	151.1	240.7
Liabilities held for sale	7	—	5.6
Other current liabilities	17	27.7	29.6

		550.6	630.8

Non-current liabilities
Deferred income tax liabilities	16	14.0	0.7
Provisions	14	285.1	360.1
Lease liabilities	15	95.4	100.2
Long-term debt	18	1,027.9	825.8
Côté Gold repurchase option	8	—	345.3
Deferred revenue	19	—	10.9
Other liabilities	17	0.7	—

		1,423.1	1,643.0

		1,973.7	2,273.8

Equity
Attributable to equity holders
Common shares		3,070.6	2,732.1
Contributed surplus		57.6	59.2
Retained earnings (accumulated deficit)		259.4	(538.3)
Accumulated other comprehensive income (loss)		(50.9)	(47.0)

		3,336.7	2,206.0
Non-controlling interests		64.0	58.1

		3,400.7	2,264.1
Contingencies and commitments	14(b), 36
Subsequent events	17(a)

		$5,374.4	$4,537.9

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board of Directors,
David Smith, Chair	Murray Suey, Director

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	58

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2024	2023
Continuing Operations:
Revenues		$1,633.0	$987.1
Cost of sales	26	(1,083.1)	(863.0)

Gross profit (loss)		549.9	124.1
General and administrative expenses	27	(48.9)	(50.8)
Exploration expenses		(21.7)	(26.3)
Impairment reversal (charge), net	28	455.5	—
Other income (expenses)	29	9.2	(47.3)

Earnings (loss) from operations		944.0	(0.3)
Finance costs	30	(70.8)	(21.0)
Foreign exchange gain (loss)		(1.0)	(12.8)
Gain on sale of Bambouk assets	7	34.1	109.1
Interest income, derivatives and other investment gains (losses)	31	70.9	53.2

Earnings (loss) before income taxes		977.2	128.2
Income tax expense	16	(129.4)	(30.7)

Net earnings (loss) from continuing operations		847.8	97.5
Net earnings (loss) from discontinued operations, net of income taxes	6	—	6.3

Net earnings (loss)		$847.8	$103.8

Net earnings (loss) from continuing operations attributable to:
Equity holders		$819.6	$88.7
Non-controlling interests		28.2	8.8

Net earnings (loss) from continuing operations		$847.8	$97.5

Net earnings (loss) attributable to:
Equity holders		$819.6	$94.3
Non-controlling interests		28.2	9.5

Net earnings (loss)		$847.8	$103.8

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	33	539.8	480.6
Diluted	33	545.9	484.6
Earnings (loss) per share from continuing operations ($ per share)
Basic	33	$1.52	$0.18
Diluted	33	$1.50	$0.18
Earnings (loss) per share from discontinued operations ($ per share)
Basic	33	$—	$0.01
Diluted	33	$—	$0.01
Basic earnings (loss) per share	33	$1.52	$0.19
Diluted earnings (loss) per share	33	$1.50	$0.19

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	59

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2024	2023
Net earnings (loss)		$847.8	$103.8
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		3.1	(0.7)
Net realized change in fair value of marketable securities		1.2	(1.3)
Tax impact	16	(0.2)	—

		4.1	(2.0)

Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	20(b)(i)	(39.7)	(1.4)
Time value of options contracts excluded from hedge relationship	20(b)(i)	4.8	(6.3)
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	20(b)(ii)	23.8	(12.2)
Unrealized gain reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	20(b)(i)	2.2	(0.2)
Tax impact	16	(0.1)	0.7

		(9.0)	(19.4)

Total other comprehensive income (loss)		(4.9)	(21.4)

Comprehensive income (loss)		$842.9	$82.4

Comprehensive income (loss) attributable to:
Equity holders		$814.7	$72.9
Non-controlling interests		28.2	9.5

Comprehensive income (loss)		$842.9	$82.4

Total comprehensive income (loss) attributable to equity holders arising from:
Continuing operations		$814.7	$67.3
Discontinued operations		—	5.6

Comprehensive income (loss) attributable to equity holders		$814.7	$72.9

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	60

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2024	2023
Operating activities
Net earnings (loss) from continuing operations		$847.8	$97.5
Adjustments for:
Depreciation expense	26, 27	275.0	221.7
Impairment (reversal) charge	28	(455.5)	—
Gain on sale of Bambouk assets	7	(34.1)	(109.1)
Deferred revenue recognized	19	(235.7)	—
Income tax expense	16	129.4	30.7
Finance costs	30	70.8	21.0
Other non-cash items	34(a)	(80.6)	(42.5)
Adjustments for cash items:
Proceeds from gold prepayment	19	119.3	—
Proceeds from insurance claim		27.3	0.6
Settlement of derivatives		(2.9)	23.3
Disbursements related to asset retirement obligations	14(a)	(2.9)	(2.0)
Other		(2.1)	—
Movements in non-cash working capital items and non-current ore stockpiles	34(b)	(114.4)	(14.9)

Cash from operating activities, before income taxes paid		541.4	226.3
Income taxes paid		(55.4)	(82.3)

Net cash from (used in) operating activities related to continuing operations		486.0	144.0
Net cash from (used in) operating activities related to discontinued operations		—	15.4

Net cash from (used in) operating activities		486.0	159.4

Investing activities
Capital expenditures for property, plant and equipment		(558.6)	(907.3)
Capitalized borrowing costs	30	(77.8)	(68.3)
Proceeds from sale of Rosebel	6	—	389.2
Proceeds from sale of Bambouk assets	7	35.5	197.6
Other investing activities	34(c)	18.5	(5.3)

Net from (used in) investing activities related to continuing operations		(582.4)	(394.1)
Net cash from (used in) investing activities related to discontinued operations		—	(8.2)

Net cash from (used in) investing activities		(582.4)	(402.3)

Financing activities
Net proceeds from issuance of shares	23	287.5	—
Proceeds from credit facility	34(e)	280.0	—
Repayment of credit facility	34(e)	(60.0)	(455.0)
Proceeds from second lien term loan	34(e)	—	379.0
Net funding from (payment to) Sumitomo Metal Mining Co. Ltd.		(332.5)	327.1
Payment of repurchase option fee	8	(32.7)	—
Other financing activities	34(d)	(59.0)	(47.4)

Net cash from (used in) financing activities related to continuing operations		83.3	203.7
Net cash from (used in) financing activities related to discontinued operations		—	(2.0)

Net cash from (used in) financing activities		83.3	201.7
Effects of exchange rate fluctuation on cash and cash equivalents		(7.0)	1.3

Increase (decrease) in cash and cash equivalents - all operations		(20.1)	(39.9)
Decrease (increase) in cash and cash equivalents - held for sale		0.5	(0.8)

Increase (decrease) in cash and cash equivalents - continuing operations		(19.6)	(40.7)
Cash and cash equivalents, beginning of the year		367.1	407.8

Cash and cash equivalents, end of the year		$347.5	$367.1

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	61

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
				Accumulated other comprehensive income (loss)
(In millions of U.S. dollars)	Common shares	Contributed surplus	Retained Earnings (Deficit)	Marketable securities fair value reserve	Cash flow hedge fair value reserve	Total	Non- controlling interests	Total equity
Balance, January 1, 2024	$2,732.1	$59.2	$(538.3)	$(45.2)	$(1.8)	$2,206.0	$58.1	$2,264.1

Net earnings (loss)	—	—	819.6	—	—	819.6	28.2	847.8
Other comprehensive income (loss)	—	—	—	4.1	(9.0)	(4.9)	—	(4.9)

Total comprehensive income (loss)	—	—	819.6	4.1	(9.0)	814.7	28.2	842.9

Issuance of common shares	319.6	—	—	—	—	319.6	—	319.6
Issuance of flow-through common shares (note 23(b))	4.7	—	—	—	—	4.7	—	4.7
Issuance of common shares for share-based compensation	14.2	(8.1)	—	—	—	6.1	—	6.1
Share-based compensation	—	6.2	—	—	—	6.2	—	6.2
Net change in fair value and time value in property, plant and equipment	—	—	—	—	1.0	1.0	—	1.0
Acquisition of non-controlling interests (note 5(b))	—	—	(21.9)	—	—	(21.9)	(3.0)	(24.9)
Dividends to non-controlling interests (note 24)	—	—	—	—	—	—	(18.0)	(18.0)
Other	—	0.3	—	—	—	0.3	(1.3)	(1.0)

Balance, December 31, 2024	$3,070.6	$57.6	$259.4	$(41.1)	$(9.8)	$3,336.7	$64.0	$3,400.7

Balance, January 1, 2023	$2,726.3	$58.2	$(632.4)	$(43.2)	$21.9	$2,130.8	$76.0	$2,206.8

Net earnings (loss)	—	—	94.3	—	—	94.3	9.5	103.8

Other comprehensive income (loss)	—	—	—	(2.0)	(19.4)	(21.4)	—	(21.4)

Total comprehensive income (loss)	—	—	94.3	(2.0)	(19.4)	72.9	9.5	82.4
Issuance of common shares for share-based compensation	5.8	(5.4)	—	—	—	0.4	—	0.4
Share-based compensation	—	6.5	—	—	—	6.5	—	6.5
Net change in fair value and time value in property, plant and equipment	—	—	—	—	(4.3)	(4.3)	—	(4.3)
Dividends to non-controlling interests (note 24)	—	—	—	—	—	—	(13.7)	(13.7)
Elimination of non-controlling interests on disposal of Rosebel and Bambouk assets	—	—	—	—	—	—	(13.7)	(13.7)
Other	—	(0.1)	(0.2)	—	—	(0.3)	—	(0.3)

Balance, December 31, 2023	$2,732.1	$59.2	$(538.3)	$(45.2)	$(1.8)	$2,206.0	$58.1	$2,264.1

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2024 and 2023

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

1.	Corporate Information and Nature of Operations

IAMGOLD Corporation (“IAMGOLD” or the “Company”) is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company’s registered office is 150 King Street West, Suite 2200, Toronto, Ontario, Canada, M5H 1J9.

The Company has three operating mines: Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). Côté Gold commenced production on March 31, 2024. The Company has an established portfolio of early stage and advanced exploration projects within highly prospective mining districts in Canada.

2.	Basis of Preparation

(a)	Statement of compliance

These consolidated financial statements of IAMGOLD and all of its subsidiaries and joint venture as at and for the years ended December 31, 2024 and 2023, have been prepared in accordance with IFRS as issued by the IASB.

These consolidated financial statements were prepared on a going concern basis. The material accounting policies applied in these consolidated financial statements are presented in note 3 and have been consistently applied in each of the years presented.

These consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 20, 2025.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 21.

(c)	Basis of consolidation

Subsidiaries and divisions related to significant properties of the Company are accounted for as outlined below.

Name	Property (Location)	December 31, 2024	December 31, 2023	Type of Arrangement	Accounting Method
Côté Gold division[1,2]	Côté Gold mine (Canada)	70%	70%	Division	Proportionate share
IAMGOLD Essakane S.A. (“Essakane S.A.”)	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Westwood division[1]	Westwood complex (Canada)	100%	100%	Division	Consolidation
Vanstar Resources Inc.[3] (“Vanstar”)	Nelligan Gold project (Canada)	100%	%	Subsidiary	Consolidation

1.	Part of IAMGOLD Corporation. The Westwood division includes the closed Doyon mine (“Doyon”).
2.

Prior to the Sumitomo Metal Mining Co. Ltd. (“SMM”) financing arrangement entered into during December 2022 (note 8), the Company held a 70% interest in Côté Gold through an unincorporated joint venture with SMM (the “Côté UJV”). The Company’s interest was diluted to 60.3% as part of the arrangement, however, the Company will continue to account for 70% of the interest. On September 30, 2024, the Company provided SMM with a formal irrevocable notice to repurchase the 9.7% interest of Côté Gold, and the repurchase was effected on November 30, 2024, returning the Company to a 70% interest in Côté Gold (note 8). A third party holds a 7.5% net profits interest in the mineral tenure comprising the project.

3.

On February 13, 2024, the Company acquired all of the issued and outstanding common shares of Vanstar (note 5(a)). Vanstar owned a 25% interest in the Nelligan Gold project, with the remaining 75% interest owned by IAMGOLD Corporation.

(i)	Subsidiaries

Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	63

(ii)	Unincorporated arrangements

The Company participates in unincorporated arrangements and has rights to its share of the undivided assets, liabilities, revenues and expenses of the properties, subject to the arrangements, rather than a right to a net return. All such amounts are measured in accordance with the terms of the arrangements, which is usually in proportion to the Company’s interest in the assets, liabilities, revenues and expenses of the properties. These amounts are recorded in the Company’s consolidated financial statements on the appropriate lines.

(d)	Functional and presentation currency

The functional currency of the Company is the U.S. dollar. The presentation currency of the Company’s consolidated financial statements is the U.S. dollar.

Transactions denominated in foreign currencies are translated into the entity’s functional currency as follows:

•	Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•	Deferred tax assets and liabilities recognized are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and

•

Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.

Exchange gains or losses on translation of transactions are included in the consolidated statements of earnings (loss). When a gain or loss on certain non-monetary items, such as financial assets at fair value through OCI (“FVTOCI”), is recognized in OCI, the translation differences are also recognized in OCI.

3.	Summary of Material Accounting Policies

The accounting policies set out below have been applied consistently by the Company, for its subsidiaries, joint venture and associate in all periods presented in these consolidated financial statements.

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. Certain financial instruments are recorded at fair value in the consolidated balance sheets. Refer to note 21 on fair value measurements.

(i)	Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss (“FVTPL”). Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at FVTPL

Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at FVTPL and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).

Amortized cost

Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at FVTOCI

The Company’s investments in equity marketable securities are designated as financial assets at FVTOCI and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in OCI.

Non-derivative financial liabilities

Accounts payable, accrued liabilities, senior notes, equipment loans, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior notes issue costs and equipment loans transaction costs are calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	64

(ii)	Non-hedge derivatives

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for gold, oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualify for hedge accounting are classified as financial instruments at FVTPL. Derivative financial instruments at FVTPL, including embedded derivatives requiring separation from its host contract, are recorded in the consolidated balance sheets at fair value.

Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the consolidated statements of earnings (loss) as non-hedge derivative gain or loss.

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(iii)	Hedge derivatives

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in OCI, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in OCI are reclassified to the consolidated statements of earnings (loss) when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in OCI are removed and added to the carrying amount of the non-financial asset.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of earnings (loss). The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in OCI and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of earnings (loss) when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.

When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in OCI until the time the contracts do not qualify for hedge accounting remain in OCI. Amounts recognized in OCI are recognized in the consolidated statements of earnings (loss) in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of earnings (loss).

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in OCI are reclassified to the consolidated statements of earnings (loss) immediately.

(b)	Inventories

Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Finished goods includes both gold dore and gold in circuit. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the consolidated balance sheets based on the period of planned usage.

The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving supplies inventory are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	65

(c)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation (“ARO”), and for qualifying assets, borrowing costs.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings (loss) in other expenses.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of earnings (loss) as incurred.

Property, plant and equipment presented in the consolidated balance sheets represents the capitalized expenditures related to: construction in progress, mining properties, stripping costs, and plant and equipment, including corporate assets.

(i)	Construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (note 3(e)) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not depreciated until the project is ready for use as intended by management.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are reclassified from construction in progress assets into the appropriate categories of property, plant and equipment.

Revenue from sales occurring from all production, including production from the commissioning stage, is recorded in the consolidated statements of earnings (loss).

(ii)	Mining properties

Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.

(iii)	Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories or ore stockpiles.

(iv)	Plant and equipment

Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.

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2024 Consolidated Financial Statements - December 31, 2024	66

(d)	Depreciation

Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated using either the straight-line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation is determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body’s mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. When property, plant and equipment are depreciated on a straight-line basis, the useful life of the mining operation is determined based on the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in an asset acquisition or business combination are not depreciated until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not depreciated as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.

Capitalized borrowing costs are depreciated over the useful life of the related asset.

Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, depreciation method or residual values is accounted for prospectively.

(e)	Mineral exploration and evaluation expenditures

Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.

(f)	Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification are regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell (“FVLCS”). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of earnings (loss). Non-current assets are not depreciated or amortized once classified as held for sale. Equity accounting ceases for the investment in associate and incorporated joint venture once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company’s consolidated balance sheets.

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Further, a discontinued operation must be a component of the Company that was a cash generating unit (“CGU”) while being held for use.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statements of earnings (loss).

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	67

(g)	Impairment and reversal of impairment

(i)	Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test.

An impairment test requires the Company to determine the recoverable amount of an asset or group of assets. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the consolidated statements of earnings (loss). Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.

In the absence of market related comparative information, the FVLCD is generally determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The significant assumptions used in determining the FVLCD for the CGUs are typically LOM production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of known reserves and resources not included in the LOM (i.e. un-modeled mineralization), operating and capital expenditures, net asset value (“NAV”) multiples and expected commencement of production for exploration and evaluation and development projects. Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company’s earnings.

(h)	Asset retirement obligations

The Company records legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment, and if the effect of discounting is material, measures it at its present value. For locations where mining activities have ceased, changes to obligations are charged directly to the consolidated statements of earnings (loss). The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which are subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the consolidated statements of earnings (loss). Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and ARO when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed mines, are charged to earnings in the period during which they occur.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	68

(i)	Other provisions

Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures in respect of the obligation for which the provision was originally recognized.

Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible, then the contingent liability is disclosed in the consolidated financial statements.

(j)	Income taxes

(i)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheets and tax bases.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associate and joint venture, where the timing of the reversal of the temporary differences can be controlled by the parent or the joint venture and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:

•

When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associate and joint venture, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity’s functional currency) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in income taxes in the consolidated statements of earnings (loss).

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	69

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that future income tax rates will be consistent with current estimates.

(k)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share are calculated by dividing earnings (loss) attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury method for stock options and warrants, and the if converted method for equity settled share units. The treasury method assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares are assumed to be exercised and the assumed proceeds are used to purchase common shares of the Company from treasury at the average market price of the common shares for the period. The if converted method assumes that all equity settled share units have been converted in determining diluted earnings (loss) per share if they are in-the-money, except where such conversion would be anti-dilutive.

(l)	Share-based compensation

The Company has the following share-based compensation plans with related costs included in general and administrative expenses.

(i)	Share incentive plan

The Company has a number of equity-settled share-based compensation plans in respect to its directors and employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the consolidated statements of earnings (loss) and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.

The grant date fair value is based on the underlying market price of the common shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings. Upon exercise of options and/or issuance of shares, consideration paid by the holder, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Share purchase plan

The Company has adopted a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(m)	Revenue recognition

Revenues include sales of gold and by-products.

The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenue is measured based on the consideration specified in the contract with the customer.

(n)	Deferred revenue

Deferred revenue is recognized in the consolidated balance sheets when a cash prepayment is received from a customer prior to the sale of gold. Revenue is subsequently recognized in the consolidated statements of earnings (loss) when control has been transferred to the customer.

The Company recognizes the time value of money, where there is a significant financing component and the period between the payment by the customer and the transfer of the contracted goods exceeds one year. Interest expense on deferred revenue is recognized in finance costs in the consolidated statements of earnings (loss), unless capitalized to construction in progress in accordance with the Company’s policy on capitalized borrowing costs.

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2024 Consolidated Financial Statements - December 31, 2024	70

The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

(o)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use (“ROU”) asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The Company presents ROU assets within property, plant and equipment.

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(p)	Segmented information

The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker (“CODM”) to make resource allocation decisions and assess their performance. The Company’s CODM is its executive leadership team. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.

In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be exploration and evaluation and development and corporate operating segments, which includes royalty interests and investments in associate and joint venture.

(q)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

(i)	Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimate.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	71

A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates, which form the basis of the Company’s LOM plans:

•	Capitalization and depreciation of stripping costs (note 3(c)(iii));

•	Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 3(d));

•

Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(e)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

•	Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(g)(ii)); and

•	Estimates of timing of cash outlays for AROs (note 3(h)).

(ii)	Impairment and reversal of impairment assessment of non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimates of future cash flows used in the Company’s impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control.

If an indication of impairment or reversal of a previous impairment charge exists, or if an exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU’s recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production (note 28).

In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore, the estimated recovery percentage, cost to complete and long-term commodity prices. There can be no assurance that actual quantities will not differ significantly from estimates used (note 11).

Judgments

Judgement is required in determining whether an indicator of impairment or impairment reversal exists at period end. Both internal and external sources of information are required to be considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mineral properties, plant and equipment are being used or are expected to be used and measures of economic performance of the assets.

The primary external factors considered are changes in forecast metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. The primary internal factors considered are the Company’s current mine performance against expectations, changes in mineral reserves and resources, and life of mine plans.

Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from the successful development or the sale of the project.

(iii)	Derivative financial instruments

Judgments

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as cash flow hedges. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in prices of commodities such as oil and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 20 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

IAMGOLD CORPORATION
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(iv)	Provisions and recognition of a liability for loss contingencies

Judgments

Judgments are required to determine if a present obligation exists at the end of the reporting period by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are contingent losses related to claims and AROs. This includes an assessment of how to account for obligations based on the most recent closure plans and environmental regulations.

Key sources of estimation uncertainty

Provisions related to present obligations, including AROs, are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates if the effect of discounting is material. Refer to note 14(a).

(v)	Deferred revenue

Judgments

In assessing the accounting for the Company’s forward gold sale arrangement (note 19), the Company used judgment to determine that the upfront cash prepayment received was not a financial liability as the sale is expected to be settled through the delivery of gold, which is a non-financial item rather than through cash or other financial assets. It is the Company’s intention to settle these arrangements through its own production. If such settlement is not expected to occur, the forward gold sale arrangement would become a financial liability as a cash settlement may be required.

4.	Adoption of New Accounting Standards and New Accounting Standards Issued but Not Yet Effective

(a)	Adoption of new accounting standards

The following new accounting pronouncements are effective for annual periods beginning on or after January 1, 2024 and have been incorporated into the consolidated financial statements:

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases)

•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7) The adoption of these pronouncements did not have a significant impact.

(b)	New accounting standards issued but not effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2024:

•	Lack of exchangeability (Amendments to IAS 21) which is effective for periods on or after January 1, 2025.

•	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) which is effective for periods on or after January 1, 2026.

•	Presentation and Disclosure in Financial Statements (IFRS 18) which is effective for periods on or after January 1, 2027.

•

Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) amendments were to be applied prospectively for annual periods beginning on or after January 1, 2016, however, on December 17, 2015 the IASB decided to defer the effective date for these amendments indefinitely. Early adoption is still permitted. The Company does not intend to early adopt these standards.

Pronouncements related to IAS 21, IFRS 9, IFRS 7, IFRS 10 and IAS 28 are not expected to have a significant impact on the Company’s consolidated financial statements upon adoption. The impact of IFRS 18 on the Company’s consolidated financial statements is under review.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	73

5.	Acquisitions

(a)	Vanstar - Nelligan Project

On February 13, 2024, the Company acquired all of the issued and outstanding common shares of Vanstar for consideration of approximately 12.0 million common shares of the Company. Vanstar owned a 25% interest in the Nelligan Gold Project (“Nelligan”) in Quebec, Canada. With the acquisition of Vanstar complete, the Company now owns a 100% interest in Nelligan. In addition, the Company acquired a 1% NSR royalty held by Vanstar on select claims of Nelligan that were cancelled, as well as other early stage exploration properties in Northern Quebec. The total purchase price amounted to $29.6 million, which included transaction costs of $1.5 million, and was net of cash and cash equivalents acquired of $0.1 million. The transaction costs included 0.2 million common shares, with a value of $0.4 million, issued for professional services.

The acquisition did not meet the IFRS definition of a business combination as the primary asset (Nelligan Gold Project) is an exploration stage property and has not identified economically recoverable ore reserves. Consequently, the transaction was recorded as an asset acquisition.

The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration transferred at the closing date of the acquisition.

February 13, 2024
Assets acquired and liabilities assumed
Exploration and evaluation assets	$29.3
Current assets	0.3

$29.6
Consideration transferred
Share consideration	$28.2
Less: Cash and cash equivalents acquired	(0.1)

28.1
Transaction costs	1.5

$29.6

(b)	Euro Ressources

EURO Ressources S.A. (“EURO”) is a French mining royalty and streaming company that was listed on the NYSE Euronext of Paris stock exchange under the symbol EUR. EURO’s main assets are a 10% royalty from the Company on the Rosebel Gold Mine production in Suriname, a silver stream from a subsidiary of Orezone Gold Corporation, a royalty on the Paul Isnard concessions in French Guiana and marketable securities. The Company owned 90% of EURO through its wholly owned subsidiary IAMGOLD France S.A.S. (“IAMGOLD France”), until February 27, 2024 when the Company completed the acquisition of all of the outstanding common shares of EURO that IAMGOLD France did not already own through a “squeeze-out” under French law, which was approved by the Autorite des marches financiers on January 23, 2024. The Company paid cash consideration of €3.50 per share for an aggregate consideration of €21.9 million ($23.7 million). Following the acquisition, IAMGOLD France beneficially owns and controls 62.5 million common shares, representing 100% of the outstanding EURO shares.

The change in ownership interest in EURO was recorded as an equity transaction. Prior to the acquisition, the carrying amount of the non-controlling interests was $3.0 million. The difference between the carrying amount of the non-controlling interest of $3.0 million and cash consideration of $23.7 million resulted in a decrease in total equity of $20.7 million. Transaction costs of $1.2 million directly related to the acquisition resulted in a decrease in total equity.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	74

6.	Discontinued Operations

Rosebel mine

On January 31, 2023, the Company completed the sale of its 95% interest in the Rosebel mine to Zijin Mining Group Co. Ltd. (“Zijin”). The Company received net proceeds of $396.0 million during 2023, consisting of sales proceeds of $360.0 million, plus $39.4 million of cash held by Rosebel on January 31, 2023, less final working capital adjustments of $3.4 million. The existing royalty based on production at Rosebel, and held by Euro Ressources S.A. (“EURO”), will remain an obligation of the Company.

On closing, the Company recognized a loss on disposal of $7.4 million, net of income tax, calculated as follows:

January 31, 2023
Proceeds received on closing	$360.0
Cash and cash equivalents transferred since closing	39.4
Working capital	(3.4)
Transaction costs	(8.7)

Net proceeds	$387.3

Cash and cash equivalents	$39.8
Receivables and other current assets	26.7
Inventories	153.7
Property, plant and equipment	446.2
Other non-current assets	10.5
Accounts payable and accrued liabilities	(76.0)
Provisions	(103.8)
Other liabilities	(89.1)

Net carrying amount, January 31, 2023	408.0
Non-controlling interest	(13.3)

Net assets attributable to IAMGOLD	$394.7
Less: net proceeds	387.3

Loss on sale of Rosebel	$7.4

The net earnings (loss) from discontinued operations from the Rosebel Mine, which include the results of operating activities for the year ended December 31, 2023 is as follows:

Year ended December 31, 2023[1]
Revenues	$47.2
Cost of sales	(23.8)
Exploration expenses	(0.1)
Other expenses	(1.3)
Finance costs	(0.1)
Foreign exchange gain (loss)	(0.2)

21.7
Income tax	(8.0)

Net earnings (loss) from discontinued operations before disposal	$13.7
Loss on sale of Rosebel	(7.4)

Net earnings (loss) from discontinued operations	$6.3

1.	Amounts disclosed for 2023 are for the period until January 31, 2023, the date the transaction closed.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	75

7.	Assets and Liabilities Held for Sale

Bambouk assets

On December 20, 2022, the Company announced that it had entered into a definitive agreement with Managem, S.A. to sell the Company’s interest in its exploration and development projects in Senegal, Mali and Guinea (the “Bambouk assets”). Under this agreement, the Company would receive total cash payments of approximately $282.0 million as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company’s 90% interest in the Boto Gold Project (“Boto”) in Senegal and 100% interest in each of: i) the Diakha-Siribaya Gold Project in Mali, Karita Gold Project and associated exploration properties in Guinea, ii) the early stage exploration properties of Boto West, Senala West, Daorala, and iii) the vested interest in the Senala Option Earn-in Joint Venture also in Senegal. The total consideration of $282.0 million is subject to changes in intercompany loans associated with the continued advancement of the projects between December 20, 2022 and the closing of the respective asset sales. The Company received consent of IAMGOLD’s syndicate of lenders for the sale.

On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senegal West, and Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal (“Senegal Assets”) for aggregate gross cash proceeds of $197.6 million. The remaining 10% interest in Boto was held by the Government of Senegal.

The Company recognized a gain on disposal of the Senegal Assets of $109.1 million calculated as follows:

2023
Proceeds	$197.6
Transaction costs	(3.7)

Net proceeds	$193.9

Cash and cash equivalents	$1.4
Property, plant and equipment	83.3
Other non-current assets	1.1
Accounts payable and accrued liabilities	(0.6)

Net carrying amount, April 25, 2023	85.2
Non-controlling interest	(0.4)

Net assets attributable to IAMGOLD	84.8
Less: net proceeds	193.9

Pre-tax gain on sale of Senegal Assets	$109.1

On December 23, 2024, the Company completed the sale of its 100% interest in the Karita Gold Project and associated exploration assets in Guinea (“Guinea Assets”) for aggregate gross cash proceeds of $35.5 million. The gross cash proceeds included a purchase price adjustment of $8.1 million for expenditures the Company incurred during the closing period.

The Company recognized a gain on disposal of the Guinea Assets of $34.1 million calculated as follows:

December 23, 2024
Proceeds on closing	$27.4
Purchase price adjustment	8.1
Transaction costs	(1.4)

Net proceeds and pre-tax gain on sale of Guinea Assets	$34.1

The definitive agreement with Managem, S.A. to sell the Company’s remaining interests in the Bambouk assets expired on December 31, 2024 and was not extended. At December 31, 2024, the remaining Bambouk assets in Mali do not meet the criteria for held-for-sale accounting in line with IFRS 5. All assets and liabilities relating to the remaining Bambouk assets have been reclassified to exploration and evaluation assets and accounts payable and accrued liabilities.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	76

December 31, 2023
Assets classified as held-for-sale
Cash and cash equivalents	$0.5
Exploration and evaluation assets	34.1

$34.6

Liabilities classified as held-for-sale
Accounts payable and accrued liabilities	$5.6

$5.6

8.	Unincorporated Arrangement and SMM Funding Arrangement

The Company is a 70% partner in Côté Gold, an unincorporated joint venture (“UJV”) formed with SMM to construct and operate the Côté Gold mine. The UJV is governed by the Côté Gold Joint Venture Agreement (“UJV agreement”). The UJV agreement gives the Company and SMM interests and obligations in the underlying assets, liabilities, revenues and expenses.

On December 19, 2022, the Company announced it had entered into an amendment of the UJV agreement with SMM. Under the amended UJV agreement, commencing in January 2023, SMM contributed $250.0 million of the Company’s funding obligations to Côté Gold. As a result of SMM funding such amounts, the Company transferred 9.7% of its interest in Côté Gold to SMM (the “Transferred Interests”). SMM did not make any further contributions on behalf of the Company.

On November 30, 2024, the Company exercised its right to repurchase the Transferred Interests (“Repurchase Option”), which returned the Company to its full 70% interest in Côté Gold. The final purchase price for the Repurchase Option was

$377.7 million.

The total payment of the repurchase included the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus incremental contributions made, and less incremental gold production received by SMM based on its increased ownership, from commissioning and up to achieving Commercial Production as defined by the UJV agreement. SMM retained the net proceeds or payments corresponding to its increased ownership from the achievement of Commercial Production up to the repurchase of the Transferred Interest.

The total payment of the repurchase also included the repurchase option fee accrued during 2023 of $23.7 million. Commencing in 2024, the fee was payable in cash on a quarterly basis.

The amendment to the Côté Gold UJV also includes changes to the operator fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD’s rights on the Oversight Committee are maintained and IAMGOLD remains as the operator. These changes reverted after the repurchase.

The repurchase option liability was accounted for under IFRS 15 and control was not deemed to have passed to SMM due to the Company’s right to exercise the Repurchase Option. As a result, the Company continued to account for a 70% interest in the assets and liabilities in the UJV as the Transferred Interest was not recorded as a sale.

Up to the achievement of Commercial Production, 60.3% of revenue and expenses are proportionately consolidated and 9.7% of revenue and expenses are included in interest income, derivatives, and other investment gains (losses) (note 31) in the consolidated statements of earnings (loss), resulting in net income including 70% of the Côté Gold UJV net income. In accordance with the UJV agreement, after the achievement of commercial production (September 1, 2024) and up to the repurchase (November 30, 2024), net income only includes 60.3% of the Côté Gold UJV net income. Subsequent to November 30, 2024, 70% of revenue and expenses are proportionately consolidated. Net cash from (used in) operating activities is included at 60.3% in the consolidated statements of cash flows up to the repurchase (November 30, 2024), and is subsequently included at 70%.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	77

The Côté repurchase option liability as at December 31, 2024 consists of:

	Notes	December 31, 2024	December 31, 2023
Repurchase price:
Balance, beginning of the year		$350.8	$—
Funding obligations contributed by SMM		—	250.0
Incremental funding by SMM due to increased ownership		46.9	77.1
Repurchase option fee included in repurchase price[1]		—	23.7
9.7% pre-Commercial Production gold received by SMM	31	(18.4)	—
Other		(1.6)	—
Repurchase of Transferred Interests		(377.7)	—

Balance, end of the year		—	350.8
Fees and balances not included in repurchase price:
Balance, beginning of the year		(5.5)	—
Repurchase option fee accrued[1]	30	32.7	—
Repurchase option fee paid[1]		(32.7)	—
Deferred cost on waiver of operator fee		(2.0)	(6.5)
Amortization of deferred operator fee		7.5	1.0

Balance, end of the year		$—	$(5.5)

Côté repurchase option liability		$—	$345.3

Current portion		$—	$—
Non-current portion		$—	$345.3

		$—	$345.3

1.

Repurchase option fees of $17.5 million (December 31, 2023 - $23.7 million) were capitalized to Côté Gold construction in progress. Subsequent to August 1, 2024, the repurchase option fees are included in finance costs (note 30). Commencing in 2024, the repurchase option fee was paid quarterly.

9.	Restricted Cash

As at December 31, 2024, the Company had long-term restricted cash of XOF 34.6 billion (December 31, 2024 - $54.6 million; December 31, 2023 - XOF 31.2 billion, $52.6 million) in support of environmental closure costs obligations related to the Essakane mine and $11.0 million (December 31, 2023 - $11.4 million) posted as cash collateral for a surety bond issued for guarantee of certain environmental closure cost obligations related to the Westwood division and the Côté Gold mine. Additionally, the Company has posted CAD$4.1 million (December 31, 2024 - $2.8 million; December 31, 2023 - CAD$3.0 million, $2.3 million) as security for certain environmental closure cost obligations at the Westwood division. The XOF currency, also referred to as the West African CFA franc, is issued by the Central Bank of West African States (BCEAO) and is the denomination of the long-term restricted cash related to the Essakane mine.

As at December 31, 2023, the Company had €21.9 million ($24.2 million) posted as security for the purchase of shares held by the minority interest shareholders of EURO. The Company completed the acquisition of EURO shares and €21.9 million ($23.7 million) was paid to the minority interest shareholders (note 5(b)).

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	78

10.	Receivables and Other Current Assets

	Notes	December 31, 2024	December 31, 2023
Receivables from governments		$26.7	$61.0
Gold receivables		3.1	—
Other receivables		4.9	6.8

Total receivables		34.7	67.8
Short-term investments		1.0	—
Prepaid expenses		13.2	10.6
Hedge derivatives	20(b)(i)	—	7.3

		$48.9	$85.7

Receivables from governments relate primarily to value added taxes in Burkina Faso and Harmonized Sales Taxes in Canada. As a result of delays in the receipt of value added tax from the Government of Burkina Faso, an amount of $66.3 million has been presented in other non-current assets as at December 31, 2024 as the Company does not expect to recover these amounts within 12 months (note 13). As at December 31, 2023, $32.9 million of the receivables from governments related to value added taxes in Burkina Faso which during 2024 were reclassified to other non-current assets.

11.	Inventories

	December 31, 2024	December 31, 2023
Finished goods	$56.5	$33.8
Ore stockpiles	50.8	55.7
Mine supplies	164.6	176.8

	271.9	266.3
Non-current ore stockpiles	153.0	106.5

	$424.9	$372.8

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	79

12.	Property, Plant and Equipment

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Cost
Balance, January 1, 2023	$1,563.9	$2,506.8	$1,498.2	$85.4	$5,654.3
Additions	866.5	138.9	56.2	79.7	1,141.3
Changes in asset retirement obligations	—	36.2	—	—	36.2
UJV lease adjustment	(4.0)	—	—	(25.4)	(29.4)
Disposals	(5.5)	—	(11.6)	(0.5)	(17.6)
Transfers within property, plant and equipment	(11.5)	(0.1)	11.8	(0.2)	—
Transfers from exploration and evaluation assets	—	11.1	—	—	11.1

Balance, December 31, 2023	$2,409.4	$2,692.9	$1,554.6	$139.0	$6,795.9
Additions	320.0	253.4	71.0	34.8	679.2
Changes in asset retirement obligations	—	(21.4)	—	—	(21.4)
Disposals/derecognition	—	—	(41.7)	(8.6)	(50.3)
Transfers of Côté Gold Construction in progress	(2,367.1)	1,098.8	1,268.3	—	—
Transfers within property, plant and equipment	(254.7)	96.1	158.9	(0.3)	—

Balance, December 31, 2024	$107.6	$4,119.8	$3,011.1	$164.9	$7,403.4

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2023	$—	$1,963.1	$1,078.9	$14.3	$3,056.3
Depreciation expense	—	141.4	90.8	22.7	254.9
Disposals	—	—	(11.3)	(0.5)	(11.8)
Transfers within property, plant and equipment	—	(11.5)	11.5	—	—

Balance, December 31, 2023	$—	$2,093.0	$1,169.9	$36.5	$3,299.4
Depreciation expense[2]	—	157.2	116.8	29.0	303.0
Disposals/derecognition	—	—	(40.8)	(7.9)	(48.7)
Net impairment (reversal) charge	—	(371.8)	(46.6)	(1.3)	(419.7)

Balance, December 31, 2024	$—	$1,878.4	$1,199.3	$56.3	$3,134.0

Carrying amount, December 31, 2023	$2,409.4	$599.9	$384.7	$102.5	$3,496.5

Carrying amount, December 31, 2024	$107.6	$2,241.4	$1,811.8	$108.6	$4,269.4

1.	Right-of-use assets (“ROU assets”) consist of property, plant and equipment related to assets leased and accounted for under IFRS 16.
2.

In 2024, the depreciation methodology for the Westwood mine was changed to Units of Production to better represent the Company’s realization of the economic benefit of the underlying assets. The change in estimate resulted in an approximately $10 million reduction of depreciation during 2024.

In accordance with IFRS 16, the Company recorded 100% of the lease liability and ROU assets as at December 31, 2022 as it entered into the agreement as operator for the 70% owned Côté Gold joint venture and the agreement did not allow for several liability. The Company amended the terms of the Caterpillar Financial Services Limited lease agreement and accounted for 70% of the lease liability and right-of-use assets as at December 31, 2023 (note 15).

On August 1, 2024, Côté Gold was assessed to be ready for use as intended and the construction costs reported in construction in progress were reclassified to mining properties and plant and equipment. Depreciation commenced on the transferred amounts on August 1, 2024.

During the third quarter 2024, the Company assessed that the increase in the long-term consensus price of gold to be an indicator of impairment reversal for the Westwood CGU. As a result, a $462.3 million full reversal of the previously recorded impairment was recorded, as the recoverable amount of the Westwood CGU exceeded the current carrying value (note 28).

During the second quarter 2024, the Company ceased mining activity at the Fayolle property and therefore does not expect to realize a future economic benefit from Fayolle. As a result the full mining properties balance was impaired to $nil (note 28).

In 2024, borrowing costs attributable to qualifying assets associated with the Côté Gold, Essakane and Westwood mines totaling $98.5 million (2023 - $113.5 million) were capitalized using a weighted average interest rate of 8.90% (2023 - 7.38%) (note 30). The weighted average interest rate was based on the 5.75% senior notes, credit facility, second lien term loan, equipment loans, gold prepayments, repurchase option fees and leases.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	80

As at December 31, 2024, mining properties included capitalized stripping costs of $319.1 million (December 31, 2023 - $199.2 million). Stripping costs of $181.4 million were capitalized during 2024 (2023 - $87.9 million), and $61.5 million were depreciated during 2024 (2023 - $85.3 million).

13.	Other Non-Current Assets

	Notes	December 31, 2024	December 31, 2023
Receivables from governments[1]		$66.3	$—
Advances for the purchase of capital equipment		16.4	18.5
Deferred consideration from the sale of Sadiola[2]		18.3	15.2
Royalty interests[3]		12.8	13.5
Marketable securities	21(a)	10.3	14.2
Long-term prepayment		2.9	3.3
Income taxes receivable		1.0	3.7
Bond fund investments	21(a)	1.0	2.0
Other		6.7	5.9

		$135.7	$76.3

1.	Receivables from governments relate primarily to value added taxes in Burkina Faso (note 10).
2.	Includes deferred consideration on litigation settlement of $1.2 million and on milestone payments of $17.1 million.
3.	Includes royalty interests in the Pitangui Project and Bombore Project.

14.	Provisions

	Notes	December 31, 2024	December 31, 2023
Asset retirement obligations	(a)	$279.6	$347.4
Other		20.0	18.1

		$299.6	$365.5

Current portion of provisions		$14.5	$5.4
Non-current provisions		285.1	360.1

		$299.6	$365.5

(a)	Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the LOM, changes in discount rates, approved closure plans, estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2024	2023
Balance, beginning of the year		$347.4	$298.5
Revision of estimated cash flows and discount rates:
Capitalized in property, plant and equipment	12	(21.4)	36.2
Changes in asset retirement obligations at closed mines	29	(13.4)	9.7
Impairment reversal	28	(35.8)	—
Accretion expense	30	5.7	5.0
Disbursements		(2.9)	(2.0)

Balance, end of the year		$279.6	$347.4
Less: current portion		(14.5)	(5.4)

Non-current portion		$265.1	$342.0

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	81

As at December 31, 2024, the Company had restricted cash of XOF 34.6 billion (December 31, 2024 - $54.6 million; December 31, 2023 - XOF 31.2 billion; $52.6 million) for the guarantee of environmental closure costs obligations related to the Essakane mine (note 9).

As at December 31, 2024, the Company had CAD$205.3 million ($142.5 million; December 31, 2023 - CAD$167.4 million ($126.7 million)) of surety bonds, issued pursuant to arrangements with insurance companies, for the guarantee of environmental closure costs obligations related to the Westwood division (note 18(e)).

As at December 31, 2024, the Company had CAD$50.4 million ($35.0 million; December 31, 2023 - CAD$34.0 million ($25.8 million)) of surety bonds, issued pursuant to arrangements with insurance companies, for the guarantee of environmental closure costs obligations related to the Côté Gold mine (note 18(e)).

As at December 31, 2024, the Company had posted letters of credit in the amount of CAD$10.6 million ($7.4 million, December 31, 2023 - CAD$29.8 million, $22.6 million) under the Credit Facility and $10.9 million (December 31, 2023 - $10.9 million) in cash deposits as collateral for surety bonds. The balance of $159.2 million remains uncollateralized (note 18(e)).

As at December 31, 2024, the schedule of estimated undiscounted future disbursements for rehabilitation was as follows:

	CAD$ million[1]	$ million[1]
2025	$22.7	$1.4
2026	24.0	2.6
2027	12.3	2.8
2028	5.9	4.2
2029	2.6	6.9
2030 onwards	325.9	82.6

	$393.4	$100.5

1.	Disbursements in US$ relate to the Essakane mine and CAD$ disbursements relate to the Westwood division, including Doyon, Côté Gold and other closed Canadian sites.

As at December 31, 2024, estimated undiscounted amounts of cash flows required to settle the obligations and expected timing of payments assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required (CAD$)	Undiscounted Amounts Required ($)	Expected Timing of Payments
Côté Gold mine	$107.3	$—	2025-2087
Essakane mine	—	100.5	2025-2050
Westwood division, including Doyon	280.6	—	2025-2054
Other Canadian sites	5.5	—	2025-2124

	$393.4	$100.5

(b)	Provisions for litigation claims and regulatory assessments

The Company is from time to time involved in legal proceedings and regulatory inquiries, arising in the ordinary course of business. Typically the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect the Company’s financial position, results of operations or cash flows.

During 2018, the Attorney General of Burkina Faso commenced proceedings against Essakane S.A. and certain of its employees generally relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third party facility in Canada for processing and eventual sale. The required payments with respect to shipments of carbon fines were made to the Burkinabe authorities on behalf of Essakane S.A. (and would have paid in respect of the 2018 shipment that was embargoed) pursuant to the royalty applicable under the Burkina Faso Mining Code to gold and silver produced by Essakane S.A. The Company vigorously defended itself and its employees against such proceedings. On December 26, 2023, Essakane S.A. entered into a settlement agreement with the Government of Burkina Faso and agreed to the forfeiture, directly to the State, of the embargoed carbon fines shipment in 2018 and an additional payment directly to the State of a fine in the approximate amount of $15 million. The forfeited carbon fines had a finished goods inventory carrying value of $13.5 million (note 29).

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	82

15.	Leases

		Years ended December 31,
	Notes	2024	2023
Balance, beginning of year		$121.3	$73.8
Additions		34.1	79.7
Interest expense		8.4	7.5
Foreign exchange impact		(11.0)	1.0
Principal lease payments	34(d)	(20.6)	(6.0)
Interest payments		(8.0)	(5.3)
UJV lease adjustment	12	—	(29.4)

Balance, end of year		$124.2	$121.3

Current portion		$28.8	$21.1
Non-current portion		95.4	100.2

		$124.2	$121.3

Leases are entered into and exist to meet specific business requirements, considering the appropriate term and nature of the leased asset.

Extension options

Some property leases contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Some mobile equipment leases contain extension options which are exercisable by the Company, but require renegotiation or mutual agreement with the lessor. As these extension options are not exercisable only by the Company, the lease terms do not reflect the extension options and this resulted in some of the leases being classified as short-term.

Short-term and low-value leases and variable lease payments

Short-term leases are leases with a lease term of twelve months or less and leases of low-value assets are comprised of miscellaneous equipment. Such items are recognized in cost of sales or general and administrative expenses in the consolidated statements of earnings (loss).

Some lease payments are driven by variable rates which are based on time, usage or a combination of both. Variable lease payments are not included in the lease liability and are recognized in cost of sales or exploration expenses in the consolidated statements of earnings (loss) when incurred.

	Years ended December 31,
	2024	2023
Amounts recognized in statement of earnings (loss):
Short-term and low-value leases	$43.7	$25.6
Variable lease payments	$4.6	$12.0

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	83

16.	Income Taxes

The effective tax rates for the years ended December 31, 2024 and 2023 were 13.2% and 23.9%, respectively. Income tax expenses (recoveries) consisted of the following components:

	Years ended December 31,
	2024	2023
Current income taxes:
Canadian current income taxes	$11.6	$3.6
Foreign current income taxes	104.8	48.3

	116.4	51.9
Deferred income taxes:
Canadian deferred income taxes - origination and reversal of temporary differences	7.3	—
Foreign deferred income taxes - origination and reversal of temporary differences	5.5	(21.2)
Changes in tax rates or imposition of new taxes	0.2	—

	13.0	(21.2)

Total income tax expense (recovery)	$129.4	$30.7

The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.

These factors are illustrated below on all of the consolidated earnings (loss) before income taxes after applying a tax rate of 26.5%, reflecting the combined federal and provincial Canadian statutory corporate income tax rates which apply to the Company as a legal entity for the years ended December 31, 2024 and December 31, 2023:

	Years ended December 31,
	2024	2023
Earnings (loss) before income taxes	$977.2	$128.2

Income tax provision - 26.5%	$259.0	$34.0
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.5%	(36.5)	(31.9)
Permanent items that are not included in income (losses) for tax purposes:
Non-deductible expenses	(4.4)	(0.9)
Income (losses) not recognized for tax purposes	0.6	(3.5)
Tax provisions not based on legal entity income or losses for the year:
Provincial mining duty tax	15.9	3.8
Non-resident withholding tax	14.3	5.5
Under (over) tax provisions	3.0	0.3
Changes in tax rates	0.2	—
Other	0.5	0.3
Other adjustments:
Change in unrecognized deferred tax assets	(133.6)	21.4
Foreign exchange related to deferred income taxes	10.7	(2.2)
Taxes paid relating to sale of assets	—	4.1
Other	(0.3)	(0.2)

Total income tax expense (recovery)	$129.4	$30.7

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	84

The components that give rise to deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2024	2023
Deferred income tax assets:
Exploration and evaluation assets	$283.3	$442.4
Asset retirement obligations	52.6	—
Côté Gold repurchase option	—	91.5
Other assets	61.3	43.8

	397.2	577.7
Deferred income tax liabilities:
Property, plant and equipment	(383.1)	(572.8)
Mining duties	(7.4)	—
Other liabilities	(20.7)	(5.6)

	(411.2)	(578.4)

Net deferred income tax liabilities	$(14.0)	$(0.7)

Classification:
Non-current assets	$—	$—
Non-current liabilities	(14.0)	(0.7)

	$(14.0)	$(0.7)

Income tax expense (recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2024	2023
Unrealized change in fair value of marketable securities	$0.2	$—
Hedges	0.1	(0.7)

Total income taxes related to OCI	$0.3	$(0.7)

Unrecognized Deferred Income Tax Assets

As at December 31, 2024, the Company did not recognize the benefit related to the following deferred income tax assets for the above related items in its consolidated financial statements, as management did not consider it probable that the Company would be able to realize these deferred income tax assets in the future.

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	Years ended December 31,
	2024	2023
Non-capital losses	$778.7	$1,099.1
Net capital losses	93.8	104.4
Exploration and evaluation assets	155.4	338.6
Deduction for future mining duty taxes	18.9	18.9
Asset retirement obligations	—	265.3
Other deductible temporary differences	10.8	0.1
Excessive interest and financing expenses	60.7	—

	$1,118.3	$1,826.4

The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. At December 31, 2024, the non-capital loss carry forwards expire as follows:

Expiry Date	2025	2026	2027	2028	2029+	No Expiry	Total
Total unrecognized losses	$44.4	$21.2	$11.3	$9.1	$664.4	$28.3	$778.7

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	85

The Company has not recognized a deferred income tax liability on temporary differences of $590.6 million (December 31, 2023 - $527.0 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

The 2024 movement for net deferred income tax liabilities is summarized as follows:

	December 31, 2023	Statements of earnings (loss)	OCI	December 31, 2024
Deferred income tax assets:
Exploration and evaluation assets	$442.4	$(159.1)	$—	$283.3
Asset retirement obligations	—	52.6	—	52.6
Côté Gold repurchase option	91.5	(91.5)	—	—
Other assets	43.8	17.6	(0.1)	61.3
Deferred income tax liabilities:
Property, plant and equipment	(572.8)	189.7	—	(383.1)
Mining duties	—	(7.4)	—	(7.4)
Other liabilities	(5.6)	(14.9)	(0.2)	(20.7)

	$(0.7)	$(13.0)	$(0.3)	$(14.0)

The 2023 movement for net deferred income tax liabilities is summarized as follows:

	December 31, 2022	Statements of earnings (loss)	OCI	December 31, 2023
Deferred income tax assets:
Exploration and evaluation assets	$307.7	$134.7	$—	$442.4
Asset retirement obligations	2.5	(2.5)	—	—
Côté Gold repurchase option	—	91.5	—	91.5
Other assets	34.3	8.8	0.7	43.8
Deferred income tax liabilities:
Property, plant and equipment	(355.3)	(217.5)	—	(572.8)
Other liabilities	(11.8)	6.2	—	(5.6)

	$(22.6)	$21.2	$0.7	$(0.7)

Global minimum top-up tax

A number of countries in which the Company operates have enacted legislation to implement the global minimum top-up tax with effect January 1, 2024. Those relevant countries being Canada, France and Barbados.

More than 140 countries have enacted or are in the process of enacting such top-up tax legislation. In all cases, the related legislation is complex and often requires subsequent clarifying amendments.

The Company does not expect to be subject to any material amounts of top-up tax for any of its entities for the foreseeable future.

The Company has applied a temporary mandatory relief from deferred tax accounting for any impacts of a top-up tax and will account for any such top-up tax as a current tax when incurred.

Excessive interest and financing expenses

With effect in 2024, Canada imposed restrictions on the deductibility for income tax purposes of excessive interest and financing expenses (“EIFEL”). For the 2024 fiscal year, the Company recognized $60.7 million of restricted EIFEL expenses. In light of (a) the significant tax pool balances available to the Company and (b) the carryforward deductibility of any such EIFEL limitations in a given year, the EIFEL proposals are not expected to represent a tax cash exposure for the foreseeable future.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	86

17.	Other Liabilities

	Notes	December 31, 2024	December 31, 2023
Hedge derivatives	20(b)(i)	$9.8	$9.2
Non-hedge derivatives		—	1.9
Yatela liability	(a)	18.5	18.5
Other liabilities		0.1	—

		$28.4	$29.6

Current portion of other liabilities		$27.7	$29.6
Non-current portion of other liabilities		0.7	—

		$28.4	$29.6

(a)	Yatela liability

On February 14, 2019, Sadiola Exploration Limited (“SADEX”), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Societe d’Exploitation des Mines d’Or de Yatela (“Yatela”), for a consideration of $1. On November 8, 2024, the government issued a decree approving the transaction and, in accordance with the share purchase agreement, on February 5, 2025, SADEX made a one-time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies have been released of all obligations relating to the Yatela mine. The Company funded its portion of the payment of approximately $18.5 million on closing.

During the year, a settlement agreement related to Yatela’s tax liabilities has been signed with the Government of Mali for an amount of XOF 2.5 billion (approximately $4.2 million) and the Company paid approximately $2.1 million of that amount for its 40% interest in Yatela.

18.	Long-term Debt and Credit Facility

	Notes	December 31, 2024	December 31, 2023
Credit facility	(a)	$220.0	$—
5.75% senior notes	(b)	448.4	448.0
Second lien term loan	(c)	358.4	375.6
Equipment loans	(d)	2.1	7.2

		$1,028.9	$830.8

Current portion of long-term debt		$1.0	$5.0
Non-current portion of long-term debt		1,027.9	825.8

		$1,028.9	$830.8

The following are the contractual maturities related to the long-term debts, including interest payments:

	Payments due by period
December 31, 2024	Notes	Carrying amount	Contractual cash flows	1 yr	2-3 yrs	4-5 yrs
Notes[1]	(b)	$450.0	$553.5	$25.9	$51.8	$475.8
Term Loan[2]	(c)	$400.0	$565.2	$49.2	$97.7	$418.3
Equipment loans	(d)	$2.1	$2.1	$1.0	$1.1	$—

1.	The carrying amount excludes unamortized deferred transaction costs of $3.6 million and the embedded derivative.
2.	The carrying amount excludes unamortized deferred transaction costs of $3.7 million, the 3% original discount and the embedded derivative.
3.	Excludes the amounts drawn on the credit facility, which can be repaid at any time prior to maturity in 2028.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	87

(a)	Credit facility

On December 20, 2024, the Company executed an amendment to its existing secured revolving credit facility (“Credit Facility”), extending its maturity to December 20, 2028 and increasing the amount available under the Credit Facility from $425 million to $650 million.

		Years ended December 31,
	Notes	2024	2023
Available amount under Credit Facility, beginning of year		$387.0	$26.6
Increase (decrease) in available amount under Credit Facility[1]		225.0	(75.0)
Draws[2]	34(e)	(280.0)	—
Repayments	34(e)	60.0	455.0
Increase (decrease) in letters of credit[3]		26.5	(19.6)

Available amount under Credit Facility, end of year		$418.5	$387.0

1.	The amendment was determined to be a substantial modification to the Credit Facility, and therefore was accounted for as a debt extinguishment.
2.	On November 20, 2024, the Company drew $220.0 million on the Credit Facility
3.

The letters of credit were issued under the Credit Facility as security for surety bonds and asset retirement obligations (notes 18(e) and 14(a)), as well as providing guarantee for utility services in Ontario.

The Credit Facility provides for an interest rate margin above Secured Overnight Financing Rate (“SOFR”) prime rate, base rate advances and CORRA advances which vary, together with fees related thereto, according to the total Net Debt to Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) ratio of the Company. The Credit Facility is secured by certain of the Company’s real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company’s subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage and a minimum liquidity requirement of $150 million. The Company was in compliance with its credit facility covenants as at December 31, 2024.

(b)	5.75% senior notes (“Notes”)

On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company’s subsidiaries.

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

The Company has the right to redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) plus accrued and unpaid interest, if any, up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2024 - 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.

Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at FVTPL. The fair value of the embedded derivative as at December 31, 2024 was $nil (December 31, 2023 - $nil) (note 21(a)).

(c)	Second lien term loan (“Term Loan”)

On May 16, 2023, the Company entered into a five year secured Term Loan of $400 million from three institutional lenders. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three month SOFR + 8.25% per annum and matures on May 16, 2028. The loan is denominated in U.S. dollars, and interest is payable upon each SOFR maturity date.

The Company incurred transaction costs of $11.0 million, in addition to a 3% original discount, which have been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

The obligations under the Term Loan are secured by certain of the Company’s tangible assets, guarantees by certain of the Company’s subsidiaries, and pledges of shares of certain of the Company’s subsidiaries. The liens securing the Term Loan rank behind the liens securing the Credit Facility and are subject to an intercreditor agreement.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	88

The Term Loan can be repaid at any time and has a make-whole premium, that is comprised of the discounted value of lost interest and a 104% premium on the principal if repaid in the first two years. The make-whole premium expires after two years and the loan can be repaid at any time at a 104% premium if repaid between June 2025 and May 2026, and a 101% premium if repaid between June 2026 and May 2027 and 100% thereafter. The prepayment terms constitute an embedded derivative which was separately recognized at its fair value of $1.0 million on initial recognition of the Term Loan and presented as an offset to the Term Loan on the consolidated balance sheets. The embedded derivative is classified as FVTPL. The fair value of the embedded derivative as at December 31, 2024 was an asset of $26.7 million (December 31, 2023 - $5.1 million) (note 21(a)).

The Term Loan has a minimum liquidity and interest coverage ratio covenant. The Company was in compliance with its Term Loan covenants as at December 31, 2024.

(d)	Equipment loans

The Company has equipment loans with a carrying value of $2.1 million as at December 31, 2024 (December 31, 2023 - $7.2 million), secured by certain mobile equipment, with interest rates at 5.30% and which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.

(e)	Surety bonds

As at December 31, 2024, the Company had CAD$255.7 million (December 31, 2024 - $177.5 million; December 31, 2023 - CAD$201.4 million, $152.5 million) of surety bonds, issued pursuant to arrangements with insurance companies, for guarantee of environmental closure costs obligations related to Doyon, the Westwood mine and the Côté Gold mine. The Company posted letters of credit in the amount of CAD$10.6 million ($7.4 million, December 31, 2023 - CAD$29.8 million, $22.6 million) under the Credit Facility and $10.9 million (December 31, 2023 - $10.9 million) in cash deposits as collateral for surety bonds. The balance of $159.2 million remains uncollateralized.

(f)	Performance bonds

As at December 31, 2024, performance bonds of CAD$32.0 million (December 31, 2024 - $22.2 million; December 31, 2023 - CAD$37.3 million, $28.2 million) were outstanding in support of certain obligations related to the construction of the Côté Gold mine.

19.	Deferred Revenue

During 2021, the Company entered into gold sale prepayment arrangements (the “2022 Prepay Arrangements”) at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million over the course of 2022 under the 2022 Prepay Arrangements and the requirement on the part of the Company is to physically deliver the agreed upon ounces to the counterparties over the course of 2024. 137,500 ounces were physically delivered during the year ended December 31, 2024 in relation to the 2022 Prepay Arrangements and the Company received $38.9 million in cash in relation to the collar, as the spot price exceeded the $1,700 per ounce floor price during 2024.

During December 2023, the Company amended one of the 2022 Prepay Arrangements to defer the delivery of 6,250 ounces from Q1 2024 to Q1 2025. The ounces that are deferred were previously funded at a price of $1,753 per ounce. The Company also entered into further gold sale prepayment arrangements (the “2024 Q1 Prepay Arrangements”) at a weighted average cost of 11.3% per annum in respect of 31,250 gold ounces. These arrangements have an average funding price, after financing charges, of $1,916 per ounce. The Company received $59.9 million over the course of the first quarter 2024 under the 2024 Q1 Prepay Arrangements and is required to physically deliver the agreed upon ounces to the counterparties over the course of the first quarter of 2025.

During April 2024, the Company amended one of the 2022 Prepay Arrangements to defer the delivery of 6,250 ounces from Q2 2024 to Q2 2025. The ounces that are deferred were previously funded at a price of $1,753 per ounce. The Company also entered into further gold sale prepayment arrangements (the “2024 Q2 Prepay Arrangements”) at a weighted average cost of 10% per annum in respect of 31,250 gold ounces. These arrangements have an average funding price, after financing charges, of $1,900 per ounce. These arrangements have a gold collar of $2,100 to $2,925 whereby the Company will receive a cash payment at the time of delivery of the ounces if the spot price of gold exceeds $2,100 per ounce, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at an average price of $2,925 per ounce. The Company received $59.4 million over the course of the second quarter 2024 under the 2024 Q2 Prepay Arrangements and is required to physically deliver the agreed upon ounces to the counterparties over the course of the second quarter of 2025.

These arrangements have been accounted for as contracts in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayments are recorded as deferred revenue in the consolidated balance sheets when received and revenue is recognized as deliveries are made. The cash payments received on gold collars at the time of delivery will also be recognized as revenue when the gold is delivered.

An interest cost, representing the financing component of the cash prepayment, was recognized as part of finance costs.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	89

The following table summarizes the change in deferred revenue:

	Notes	2022 Prepay Arrangements	2024 Q1 Prepay Arrangements	2024 Q2 Prepay Arrangements	Total
Balance, January 1, 2023		$240.8	$—	$—	$240.8
Finance costs	30	10.8	—	—	10.8

Balance, December 31, 2023		$251.6	$—	$—	$251.6
Proceeds from gold prepayment		—	59.9	59.4	119.3
Deferred revenue recognized		(235.7)	—	—	(235.7)
Finance costs	30	6.7	5.6	3.6	15.9

Balance, December 31, 2024		$22.6	$65.5	$63.0	$151.1

Current portion of deferred revenue		$22.6	$65.5	$63.0	$151.1
Non-current deferred revenue		—	—	—	—

		$22.6	$65.5	$63.0	$151.1

20.	Financial Instruments

(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial and other liabilities that are settled by delivering cash, another financial asset or physical production. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its anticipated business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents. The Company ensures that it has sufficient cash and cash equivalents and loan facilities available to meet its anticipated short-term obligations.

The following table summarizes the maturity date and principal amount of the Company’s obligations as at December 31, 2024:

	Notes	2025	2026	2027	2028 onwards	Total
Accounts payable and accrued liabilities		$264.8	$—	$—	$—	$264.8
Lease liabilities	15	38.1	33.0	29.4	23.7	124.2
Equipment loans	18(d)	1.0	1.1	—	—	2.1
Credit Facility	18(a)	—	—	—	220.0	220.0
Notes	18(b)	—	—	—	450.0	450.0
Term Loan	18(c)	—	—	—	400.0	400.0
Gold sale prepayment arrangements[1]	19	151.1	—	—	—	151.1

		$455.0	$34.1	$29.4	$1,093.7	$1,612.2

1.

The gold sale prepay arrangements are an obligation of the Company to deliver ounces from its production and reduces future cash flows of the Company as the arrangements have already been funded. The value in the table represents the carrying value of the deferred revenue (note 19).

Included in the cash and cash equivalents balance of $347.5 million as at December 31, 2024 is $46.0 million held by the Côté UJV and $130.2 million held by Essakane. The Côté UJV requires its joint venture partners to fund, in advance, two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the liquidity position of the Company.

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;

•	Monitor cash balances within each operating entity;

•	Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	90

•	Determine market risks inherent in the business, including currency, fuel and gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, short-term investments, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents, short-term investments and restricted cash in creditworthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within two days of completing the sale.

Credit risk is also related to receivables from governments. The receivables from governments primarily relate to value added and sales taxes. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts, however the timing of receiving the amounts could be prolonged.

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirements to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.

Currency exchange rate risk

Movements in the Canadian dollar (CAD) and Euro (EUR) against the U.S. dollar (USD) have a direct impact on the Company’s consolidated financial statements.

The Company manages its exposure to the Canadian dollar and Euro by executing option and forward contracts. The Company’s objective is to hedge its exposure to the Canadian dollar and Euro resulting from operating and capital expenditure requirements at some of its mine sites, corporate offices and development projects.

The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar and Euro expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging (note 20(b)).

As at December 31, 2024, the Company’s outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings (loss) and property, plant and equipment balance on the consolidated balance sheets are as follows:

	2025	2026	Total
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (CADM)	406	72	478
Rate range (USDCAD)[1]	1.35 - 1.44	1.36 - 1.44

1.

The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	91

The table below sets out the fair value of the Company’s outstanding derivative contracts which qualified for hedge accounting as at December 31, 2024, and what the fair value would have been based on an increase or decrease of 10% in the U.S. dollar exchange rate. The entire change in fair value would be recorded in the consolidated statements of comprehensive income (loss) as OCI.

	December 31, 2024	Increase of 10%	Decrease of 10%
Canadian dollar (CAD$)	$(9.8)	$(37.8)	$20.5

Oil and fuel market price risk

Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations, construction and development activities. Brent crude oil and West Texas Intermediate (“WTI”) crude oil prices are components of diesel and fuel oil costs, respectively, such that changes in the price of crude oil directly impact diesel and fuel oil costs. The Company established a hedging strategy that allows it to hedge future consumption of diesel and fuel oil at its operations. The Company designates option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.

As at December 31, 2024, the Company has no outstanding crude oil derivative contracts.

Gold bullion market price risk

Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements as gold bullion is sold at prevailing market prices which fluctuate in line with market forces. The Company’s hedging strategy is designed to mitigate gold price risk should a decline in the gold price impact a contemplated transaction or scheduled debt payment.

The Company has designated option contracts as cash flow hedges for its highly probable forecasted gold bullion sales. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The changes in fair value of the time value component of options is recorded in OCI as a cost of hedging and reclassified to earnings (loss) when revenue for the underlying gold sale is recognized.

The 2022 Prepay Arrangement (note 19) includes a collar instrument as part of the broader arrangement. The collar introduced a gold floor price of $1,700 per ounce and a cap price of $2,100 per ounce allowing the Company to participate in price increases to $2,100 per ounce. The Company has designated this collar as a cash flow hedge in relation to the highly probable gold sale commitments during 2024.

The 2024 Q2 Prepay Arrangement (note 19) includes a collar instrument as part of the broader arrangement. The collar introduced a gold floor price of $2,100 per ounce and a cap price of $2,925 per ounce allowing the Company to participate in price increases to $2,925 per ounce. The Company has designated this collar as a cash flow hedge in relation to the highly probable gold sale commitments during 2024.

As at December 31, 2024, the Company has no outstanding gold bullion derivative contracts which qualify for hedge accounting.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	92

(b)	Cash flow hedge fair value reserve

(i)	Reconciliation of cash flow hedge assets (liabilities)

	Canadian dollar contracts	Oil contracts	Gold price contracts	Total
Balance, January 1, 2023	$3.2	$20.4	$(0.1)	$23.5
Unrealized gain (loss) recognized in cash flow hedge reserve	2.9	(1.4)	(2.9)	(1.4)
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(4.4)	(12.2)	0.2	(16.4)
Unrealized (gain) loss reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	—	(0.2)	—	(0.2)
Time value excluded from hedge relationship	(0.1)	(0.9)	(6.4)	(7.4)

Balance, December 31, 2023	$1.6	$5.7	$(9.2)	$(1.9)
Unrealized gain (loss) recognized in cash flow hedge reserve	(13.1)	1.6	(28.2)	(39.7)
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	1.7	(7.2)	30.3	24.8
Realized time value related to premiums paid	—	—	2.2	2.2
Time value excluded from hedge relationship	—	(0.1)	4.9	4.8

Balance, December 31, 2024	$(9.8)	$—	$—	$(9.8)

Consisting of:
Current portion of hedge asset	$—	$—	$—	$—
Non-current portion of hedge asset	—	—	—	—

Current portion of hedge liability	$(9.1)	$—	$—	$(9.1)
Non-current portion of hedge liability	(0.7)	—	—	(0.7)

	$(9.8)	$—	$—	$(9.8)

(ii)	Allocation of realized hedge (gain) loss reclassified from cash flow hedge reserve

	Years ended December 31,
	2024	2023
Consolidated balance sheets
Property, plant and equipment	$1.0	$(4.3)

Consolidated statements of earnings (loss)
Revenues	32.5	1.1
Cost of sales	(6.5)	(11.4)
General and administrative expenses	—	(0.2)

	26.0	(10.5)
Discontinued operations	—	(0.6)

	$27.0	$(15.4)

Revenues for the year ended December 31, 2024 include $2.2 million (December 31, 2023 - $1.1 million) of losses related to premiums previously paid and realized during the year.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	93

21.	Fair Value Measurements

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.

•	Level 3 inputs are unobservable inputs for the asset or liability.

There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2023.

(a)	The Company’s fair values of financial assets and liabilities

		December 31, 2024
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$347.5	$347.5	$—	$—	$347.5
Short-term investments	1.0	1.0	—	—	1.0
Restricted cash	68.4	68.4	—	—	68.4
Marketable securities	10.3	10.3	—	—	10.3
Bond fund investments	1.0	1.0	—	—	1.0
Deferred consideration from the sale of Sadiola	17.1	—	—	17.1	17.1
Derivatives
Embedded derivative - prepayment options on Term Loan	26.7	—	26.7	—	26.7

	$472.0	$428.2	$26.7	$17.1	$472.0
Liabilities
Derivatives
Currency contracts	$(9.8)	$—	$(9.8)	$—	$(9.8)
Long-term debt - Notes[1]	(452.0)	(435.8)	—	—	(435.8)
Long-term debt - Term Loan[2]	(400.8)	—	(449.2)	—	(449.2)
Long-term debt - equipment loans	(2.1)	—	(2.3)	—	(2.3)
Long-term debt - Credit Facility	(220.0)	—	(220.0)	—	(220.0)

	$(1,084.7)	$(435.8)	$(681.3)	$—	$(1,117.1)

1.	The carrying amount excludes unamortized deferred transaction costs of $3.6 million and the embedded derivative.
2.	The carrying amount excludes unamortized deferred transaction costs of $3.7 million, the 3% original discount and the embedded derivative.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	94

		December 31, 2023
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$367.1	$367.1	$—	$—	$367.1
Restricted cash	90.5	90.5	—	—	90.5
Marketable securities and warrants	14.2	14.2	—	—	14.2
Bond fund investments	2.0	2.0	—	—	2.0
Deferred consideration from the sale of Sadiola	15.2	—	—	15.2	15.2
Derivatives
Currency contracts	1.6	—	1.6	—	1.6
Crude oil contracts[1]	5.7	—	5.7	—	5.7
Embedded derivative - prepayment options on Term Loan	5.1	—	5.1	—	5.1

	$501.4	$473.8	$12.4	$15.2	$501.4
Liabilities
Derivatives
Gold bullion contracts	$(9.2)	$—	$(9.2)	$—	$(9.2)
TARF	(1.4)	—	(1.4)	—	(1.4)
Extendible Forwards	(0.5)	—	(0.5)	—	(0.5)
Long-term debt - Notes[2]	(452.5)	(388.3)	—	—	(388.3)
Long-term debt - Term Loan[3]	(400.9)	—	(411.0)	—	(411.0)
Long-term debt - equipment loan[4]	(7.3)	—	(7.3)	—	(7.3)

	$(871.8)	$(388.3)	$(429.4)	$—	$(817.7)

1.	Includes hedge and non-hedge derivatives.
2.	The carrying amount excludes unamortized deferred transaction costs of $4.5 million and the embedded derivative.
3.	The carrying amount excludes unamortized deferred transaction costs of $8.2 million, the 3% original discount and the embedded derivative
4.	The carrying amount excludes unamortized deferred transaction costs of $0.1 million.

(b)	Valuation techniques

Cash, cash equivalents, short-term investments and restricted cash

Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.

Marketable securities and warrants

The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security.

Bond fund investments

The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.

Deferred consideration from the sale of Sadiola

The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate and therefore classified within Level 3 of the fair value hierarchy.

Derivatives - options and forwards

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Derivative - TARF

The TARF matured during the second quarter 2024. The fair value was $1.4 million on December 31, 2023. The TARF was accounted for at FVTPL.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	95

Derivative - Extendible forward arrangement

The extendable forward arrangement was completed in 2024. The fair value as at December 31, 2023 was a liability of $0.5 million and was accounted for at FVTPL. For the forward contracts, the Company obtains a valuation of the contracts from the counterparty. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company calculates a credit valuation adjustment to reflect the default risk of the counterparty. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Embedded derivatives - Prepayment options on the Notes and Term Loan

The fair value of the embedded derivatives related to the Notes and the Term Loan as at December 31, 2024 was $nil and an asset of $26.7 million, respectively (December 31, 2023 - $nil and $5.1 million asset, respectively) and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.

Unsecured High Yield Notes

The fair value of the Notes as at December 31, 2024 was $435.8 million (December 31, 2023 - $388.3 million). The fair value of the Notes is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

Credit Facility

The fair value of the Credit Facility as at December 31, 2024 was $220.0 million (December 31, 2023 - $nil) which approximates its carrying amount and drawn amount, and is therefore classified within Level 2 of the fair value hierarchy.

Term Loan

The fair value of the Term Loan as at December 31, 2024 was $449.2 million (December 31, 2023 - $411.0 million). Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the Term Loan is therefore classified within Level 2 of the fair value hierarchy.

Equipment loans

The fair value of the equipment loans as at December 31, 2024 was $2.3 million (December 31, 2023 - $7.3 million). The fair value of the equipment loans is determined by applying a discount rate, reflecting the credit spread based on the Company’s credit ratings to future cash flows and is therefore classified within Level 2 of the fair value hierarchy.

Other financial assets and liabilities

The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	96

22.	Capital Management

IAMGOLD’s objectives when managing capital are to:

•	Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, construction projects, and long-term growth strategy;

•	Ensure the Company complies with its long-term debt covenants; and

•	Protect the Company’s value with respect to market and risk fluctuations.

	Notes	December 31, 2024	December 31, 2023
Cash and cash equivalents		$347.5	$367.1

Capital items:
Long-term debt - Notes[1]	18(b)	$450.0	$450.0
Long-term debt - Term Loan[2]	18(c)	400.0	400.0
Credit facility available for use	18(a)	418.5	387.0
Common shares		3,070.6	2,732.1

		$4,339.1	$3,969.1

1.	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $3.6 million as at December 31, 2024 (December 31, 2023 - $4.5 million) and the embedded derivative.
2.	The carrying amount excludes unamortized deferred transaction costs of $3.7 million (December 31, 2023 - $8.2 million), the 3% original discount and the embedded derivative as at December 31, 2024.

The Company operates in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, the capital requirements of the Company’s operations and projects, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, sell all or a portion of one or more of its assets, purchase or sell gold bullion or enter into forward gold sale arrangements.

The Notes indenture contains a restriction on the use of proceeds from the sale of certain assets.

The credit facility agreement contains certain restrictions on the assumption of certain additional debt and the sale of certain assets.

23.	Share Capital

The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Years ended December 31,
Number of common shares (in millions)	Notes	2024	2023
Outstanding, beginning of the year		481.3	479.0
Equity issuance		85.2	—
Issuance of flow-through common shares		1.9	—
Issuance of shares for share-based compensation	25	3.0	2.3

Outstanding, end of the year		571.4	481.3

(a)	Equity issuance

On May 21, 2024, the Company entered into a public equity offering of 72.0 million common shares at a price of $4.17 per common share for gross proceeds of $300.2 million. The issuance was completed on May 24, 2024. The Company received net proceeds of $287.5 million from the equity offering, after transaction costs of $12.7 million.

(b)	Flow-through common shares

In February 2024, the Company issued 1.9 million flow-through common shares at CAD$4.20 per share for net proceeds of $5.9 million (CAD$8.0 million), which included a $1.2 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $4.7 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund exploration expenditures for the Company’s exploration properties in Quebec, Canada. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed expenditures in accordance with the applicable tax legislation. As at December 31, 2024, the remaining unspent amount was $0.6 million.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	97

For the year ended December 31, 2024, $1.1 million was recognized as amortization of the gains related to the issuances of flow-through common shares and was included in interest income and derivatives and other investment gains in the consolidated statements of earnings (note 31).

24.	Non-Controlling Interests

Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2024 Essakane	Essakane	December 31, 2023 Rosebel[1]	Boto[2]
Percentage of voting rights held by non-controlling interests	10%	10%	5%	10%
Accumulated non-controlling interest	$64.0	$54.2	$—	$—
Net earnings (loss) attributable to non-controlling interests	$27.7	$6.2	$0.7	$(0.2)
Dividends paid to non-controlling interests[3]	$18.0	$12.0	$—	$—

1.

Amounts disclosed for 2023 are for the period until January 31, 2023. The sale of the Rosebel mine, which includes the Saramacca Project, was completed on January 31, 2023 (note 6). The Rosebel mine met the criteria to be reclassified as held for sale and discontinued operations as at December 31, 2022.

2.

Amounts disclosed for 2023 are for the period until April 25, 2023. The sale of the Boto Gold project was completed on April 25, 2023 (note 7). The Boto Gold project met the criteria to be classified as held for sale as at December 31, 2022.

3.	For the year ended December 31, 2024, dividends paid to other non-controlling interests amounted to $nil (December 31, 2023 - $1.7 million).

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2024		December 31, 2023
	Essakane	Essakane	Rosebel[1]	Boto[2]
Current assets	$324.0	$330.3	$—	$—
Non-current assets	882.2	764.3	—	—
Current liabilities	(175.0)	(157.5)	—	—
Non-current liabilities	(234.1)	(237.4)	—	—

Net assets	$797.1	$699.7	$—	$—

	Year ended		Year ended
	December 31, 2024		December 31, 2023
Revenues	$1,084.3	$810.6	$47.2	$—
Net earnings (loss) and OCI	$277.5	$61.9	$14.4	$(1.9)

Net cash from (used in) operating activities	$444.6	$223.8	$15.4	$(3.5)
Net cash from (used in) investing activities	(196.9)	(137.0)	(8.2)	(3.2)
Net cash from (used in) financing activities	(185.2)	(145.8)	(2.0)	5.2

Net increase (decrease) in cash and cash equivalents	$62.5	$(59.0)	$5.2	$(1.5)

1.

Amounts disclosed for 2023 are for the period until January 31, 2023. The sale of the Rosebel mine, which includes the Saramacca Project, was completed on January 31, 2023 (note 6). The Rosebel mine met the criteria to be reclassified as held for sale and discontinued operations as at December 31, 2022.

2.

Amounts disclosed for 2023 are for the period until April 25, 2023. The sale of the Boto Gold project was completed on April 25, 2023 (note 7). The Boto Gold project met the criteria to be classified as held for sale as at December 31, 2022.

The Company’s ability to access or use the assets of Essakane to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Essakane must be approved by the Supervisory Boards, which includes representation from the non-controlling interest.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	98

25.	Share-Based Compensation

	Years ended December 31,
	2024	2023
Options	$0.8	$0.9
Share units	5.4	5.6

	$6.2	$6.5

(a)	Options

(i)	Share option plan

The Company has a comprehensive share option plan for its full-time employees and directors. The options vest over three or five years and expire no later than seven years from the grant date.

A maximum of 25,905,624 common shares have been reserved for issuance pursuant to the share option plan of which, as of December 31, 2024, 18,211,059 have been issued and 7,694,565 remain issuable. As of December 31, 2024, options to purchase 3,125,071 common shares were outstanding and options to purchase 4,569,494 common shares remained available for further grants under the plan.

	Year ended		Year ended
	December 31, 2024		December 31, 2023
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
	(in millions)	(CAD/share)[1]	(in millions)	(CAD/share)
Outstanding, beginning of the year	5.2	$4.77	4.7	$4.86
Granted	0.8	3.67	1.0	3.70
Exercised[2]	(1.6)	5.36	(0.2)	3.26
Forfeited	(0.3)	3.93	(0.1)	3.94
Expired	(1.0)	5.24	(0.2)	3.26

Outstanding, end of the year	3.1	$4.13	5.2	$4.77

Exercisable, end of the year	1.4	$4.57	3.0	$5.38

1.	Exercise prices are denominated in Canadian dollars. The USDCAD exchange rate at December 31, 2024 was $1.4404/CAD.
2.	The weighted average share price on date of options exercised was CAD$6.56.

The following table summarizes information related to options outstanding at December 31, 2024:

		Weighted Average
	Number	Remaining	Weighted Average
Range of Prices	Outstanding	Contractual Life	Exercise Price
CAD$/share	(millions)	(years)	(CAD$/share)
1.01 - 5.00	2.9	4.4	$3.94
5.01 - 10.00	0.2	0.2	$6.84

	3.1	4.1	$4.13

(ii)	Fair value of options granted

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted during the year. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2024	2023
Weighted average risk-free interest rate	3.7%	3.5%
Weighted average expected volatility[1]	58.3%	57.7%
Weighted average dividend yield	—%	—%
Weighted average expected life of options issued (years)	4.5	5.0
Weighted average grant-date fair value (CAD per share)	$1.73	$1.88
Weighted average share price at grant date (CAD per share)	$3.50	$3.63
Weighted average exercise price (CAD per share)	$3.67	$3.70

1.	Expected volatility is estimated by considering historical average share price volatility based on the average expected life of the options.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	99

(b)	Other share-based compensation

(i)	Share incentive plans

A maximum of 32,256,762 common shares have been reserved for issuance under the share purchase plan, the share bonus plan and the share unit plan of which, as of December 31, 2024, 12,434,328 have been issued and 19,822,434 remain issuable. As of December 31, 2024, 6,758,139 common shares were subject to outstanding restricted share units, performance share units and deferred share units grants and 13,064,295 common shares remained available for further grants under these plans.

A summary of the status of the Company’s outstanding share units issued to directors and employees under the Company’s share incentive plan and changes during the year is presented below.

	Years ended December 31,
(in millions)	2024	2023
Outstanding, beginning of the year	6.1	6.3
Granted	2.7	3.4
Issued	(1.4)	(2.1)
Forfeited and withheld for tax	(0.7)	(1.5)

Outstanding, end of the year	6.7	6.1

(ii)	Summary of share units granted

Deferred share units

Directors can elect to receive the equity portion of their annual retainer in the form of deferred share units. Upon a director leaving the Board, the Company will issue that number of common shares equivalent to that number of deferred share units granted. As the deferred share units are equity settled, the cost to the Company is based on the grant date fair value.

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2024	2023
Granted during the year (in millions)	0.2	0.5
Grant-date fair value (CAD per share)[1]	$5.71	$3.55

1.	The grant-date fair value is equal to the share price on grant date.

Restricted share units

Executive officers and certain employees are granted restricted share units on an annual basis.

Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on a fixed percentage which is reviewed on an annual basis by the Human Resources and Compensation Committee of the Board of Directors. The number of restricted share units granted is determined as part of the employees’ overall compensation.

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2024	2023
Granted during the year (in millions)	1.8	2.1
Grant-date fair value (CAD per share)[1]	$3.69	$3.69

1.	The grant-date fair value is equal to the share price on grant date.

Performance share units

Executive officers and certain employees are granted performance share units on an annual basis.

The performance share unit grants vest over thirty-six months and are equity settled. There are no cash settlement alternatives for these grants.

Performance share units are granted based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The number of performance share units granted is determined as part of the employees’ overall compensation.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	100

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2024	2023
Granted during the year (in millions)	0.7	0.8
Grant-date fair value (CAD per share)[1]	$3.50	$3.65

1.	The grant-date fair value was determined using a Monte Carlo model.

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the share purchase plan. The Company’s contribution is expensed and is considered vested on December 31 of each calendar year.

26.	Cost of Sales

		Years ended December 31,
	Notes	2024	2023
Operating costs[1]		$715.1	$602.2
Royalties	36(b)	94.2	44.8
Depreciation expense[2]		273.8	216.0

		$1,083.1	$863.0

1.	Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2.	Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.

For the year ended December 31, 2024, the Company recognized $nil in cost of sales related to operating below normal capacity at Essakane (December 31, 2023 - $14.5 million).

27.	General and Administrative Expenses

		Years ended December 31,
	Notes	2024	2023
Salaries		$24.8	$28.4
Restructuring costs		5.4	2.7
Directors’ fees and expenses		1.0	1.4
Professional and consulting fees		8.6	9.2
Other administration costs		2.9	2.3
Share-based compensation		5.0	5.6
(Gain) loss on cash flow hedges		—	(0.2)
Depreciation expense		1.2	1.4

		$48.9	$50.8

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	101

28.	Impairment Reversal (Charge)

	Years ended December 31,
	2024	2023
Fayolle
Mining properties	$(6.8)	$—
Westwood CGU
Mining properties, Plant and equipment and ROU assets	426.5	—
Asset retirement obligations	35.8	—

	$455.5	$—

The Company performs impairment testing for its property, plant and equipment when indicators of potential impairment or reversal of previously recognized impairment are identified.

During the second quarter 2024, the Company ceased mining activity at the Fayolle property and therefore does not expect to realize a future economic benefit from Fayolle. As a result the full mining properties balance was impaired to $nil.

During the third quarter 2024, the Company assessed that the increase in the long-term consensus price of gold to be an indicator of impairment reversal for the Westwood CGU. As a result, an assessment of the recoverable amount of the Westwood CGU was performed. It was determined that the recoverable amount exceeded the carrying amount plus the prior impairments recorded on the Westwood CGU and the Company recorded a $462.3 million reversal in the consolidated statements of earnings (loss).

The recoverable amount of the Westwood CGU was determined by calculating the fair value less cost of disposal (“FVLCD”). The FVLCD was determined by calculating the net present value of the estimated future cash flows using the Company’s internal life of mine plan (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD were the life of mine production profile (including assumptions around conversion of resources into reserves), future operating and capital expenditures, gold prices, future foreign exchange rates and the discount rate.

The future cash flows used to calculate the FVLCD were discounted using a real discount rate of 5.5%, which reflects specific market risk factors and risks inherent to the Westwood CGU.

29.	Other (Income) Expenses

		Years ended December 31,
	Notes	2024	2023
Changes in asset retirement obligations at closed mines	14(a)	$(13.4)	$9.7
Write-down of assets		0.9	1.3
Forfeiture of carbon fines	14(b)	—	13.5
Settlement of carbon fines	14(b)	—	15.0
Other		3.3	7.8

		$(9.2)	$47.3

30.	Finance Costs

		Years ended December 31,
	Notes	2024	2023
Interest expense		$95.9	$79.0
Accretion expense - gold prepayment	19	15.9	10.8
Repurchase option fee	8	32.7	23.7
Credit Facility fees		6.2	4.1
Accretion expense - asset retirement obligations	14(a)	5.7	5.0
Other finance costs		12.9	11.9

		$169.3	$134.5
Borrowing costs attributable to qualifying assets		$(98.5)	$(113.5)

		$70.8	$21.0

Interest paid[1]		$91.6	$68.3

1.	Interest paid relates to interest charges on the Company’s 5.75% senior notes, Term Loan, Credit Facility, equipment loans and leases.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	102

31.	Interest Income, Derivatives and Other Investment Gains (Losses)

		Years ended December 31,
	Notes	2024	2023
Interest income		$16.1	$27.8
Insurance recoveries		27.3	0.6
Gains (losses) on non-hedge derivatives and warrants		16.1	12.6
Amortization of gain related to flow-through common shares		1.1	—
9.7% of Côté Gold pre-Commercial Production gold received by SMM	8	18.4	—
9.7% of Côté Gold expenses funded by SMM		(6.6)	—
Gain on sale of Pitangui and Acurui Projects		—	15.5
Fair value of deferred consideration from the sale of Sadiola		1.8	(4.3)
Other gains (losses)		(3.3)	1.0

		$70.9	$53.2

During the third quarter 2024, the Company received proceeds of $27.3 million upon finalizing an insurance settlement agreement relating to the property and business interruption loss arising from the October 30, 2020 seismic event at the Westwood mine.

Gains (losses) on non-hedge derivatives and warrants include $21.6 million of unrealized gains that relate to fair value movements of the embedded derivative related to prepayment options for the Term Loan (note 18(c)).

32.	Expenses by Nature

The following employee benefits expenses are included in cost of sales, general and administrative expenses, exploration expenses and other expenses.

	Years ended December 31,
	2024	2023
Salaries, short-term incentives, and other benefits	$213.7	$177.8
Share-based compensation	5.7	4.8
Other	6.4	4.1

	$225.8	$186.7

33.	Earnings Per Share

(a)	Basic earnings (loss) per share computation

	Years ended December 31,
	2024		2023
Numerator
Net earnings (loss) from continuing operations attributable to equity holders		$819.6	$88.7
Net earnings (loss) from discontinued operations attributable to equity holders		$—	$5.6

Net earnings (loss) attributable to equity holders		$819.6	$94.3

Denominator (in millions)
Weighted average number of common shares (basic)		539.8	480.6

Basic earnings (loss) from continuing operations per share attributable to equity holders		$1.52	$0.18
Basic earnings (loss) from discontinued operations per share attributable to equity holders	$		$0.01
Basic earnings (loss) per share attributable to equity holders		$1.52	$0.19

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	103

(b)	Diluted earnings (loss) per share computation

	Years ended December 31,
	2024	2023
Denominator (in millions)
Weighted average number of common shares (basic)	539.8	480.6
Dilutive effect of options	0.7	—
Dilutive effect of share units	5.4	4.0

Weighted average number of common shares (diluted)	545.9	484.6

Diluted earnings (loss) from continuing operations per share attributable to equity holders	$1.50	$0.18
Diluted earnings (loss) from discontinued operations per share attributable to equity holders	$—	$0.01
Diluted earnings (loss) per share attributable to equity holders	$1.50	$0.19

Equity instruments excluded from the computation of diluted earnings (loss) per share which could be dilutive in the future were as follows:

	Years ended December 31,
(in millions)	2024	2023
Options	0.2	5.2

34.	Cash Flow Items

(a)	Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2024	2023
Share-based compensation		$5.7	$6.2
9.7% of Côté Gold pre-Commercial Production gold received by SMM	31	(18.4)	—
9.7% of Côté Gold expenses funded by SMM	31	6.6	—
Write-down (reversal) of inventories		3.6	5.9
Changes in estimates of asset retirement obligations at closed sites	29	(13.4)	9.7
Derivative (gain) loss		(20.4)	(22.9)
Interest income	31	(16.1)	(27.8)
Gain on sale of Pitangui and Acurui Projects	31	—	(15.5)
Effects of exchange rate fluctuation on cash and cash equivalents		7.0	(1.3)
Effects of exchange rate fluctuation on restricted cash		4.1	(2.8)
Insurance recoveries	31	(27.3)	(0.6)
Other		(12.0)	6.6

		$(80.6)	$(42.5)

(b)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2024		2023
Receivables and other current assets	$(45.6	)$	18.0
Inventories and non-current ore stockpiles	(51.4)		(76.6)
Accounts payable and accrued liabilities	(17.4)		43.7

	$(114.4	)$	(14.9)

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	104

(c)	Other investing activities

		Years ended December 31,
	Notes	2024	2023
Interest received		$18.1	$26.3
Fayolle royalty payment		—	(1.1)
(Increase) decrease in restricted cash		(6.2)	(31.0)
Capital expenditures for exploration and evaluation assets		(1.0)	—
Disposal of marketable securities		8.2	(0.4)
Other		(0.6)	0.9

		$18.5	$(5.3)

(d)	Other financing activities

			Years ended December 31,
	Notes		2024	2023
Interest paid	30		$(13.8)	$—
Dividends paid to non-controlling interests			(18.0)	(13.7)
Proceeds from issuance of flow-through common shares	23	(b)	5.9	—
Repayment of equipment loans	18	(d)	(5.1)	(9.2)
Payment of lease obligations	15		(20.6)	(6.0)
Common shares issued for cash on exercise of stock options			6.1	0.4
Other			(13.5)	(18.9)

			$(59.0)	$(47.4)

(e)	Reconciliation of long-term debt arising from financing activities

	Equipment loans	5.75% senior notes	Credit facility	Term Loan	Total
Balance, January 1, 2023	$16.1	$447.6	$455.0	$—	$918.7
Cash changes:
Proceeds	—	—	—	400.0	400.0
Deferred transaction costs	—	—	—	(23.0)	(23.0)
Repayments	(9.2)	—	(455.0)	—	(464.2)
Non-cash changes:
Amortization of deferred financing charges	0.1	0.9	—	2.8	3.8
Foreign currency translation	0.2	—	—	—	0.2
Change in fair value of embedded derivative	—	—	—	(4.1)	(4.1)
Other	—	(0.5)	—	(0.1)	(0.6)

Balance, December 31, 2023	$7.2	$448.0	$—	$375.6	$830.8
Cash changes:
Draws	—	—	280.0	—	280.0
Repayments	(5.1)	—	(60.0)	—	(65.1)
Non-cash changes:
Amortization of deferred financing charges	—	0.9	—	4.4	5.3
Change in fair value of embedded derivative	—	—	—	(21.6)	(21.6)
Other	—	(0.5)	—	—	(0.5)

Balance, December 31, 2024	$2.1	$448.4	$220.0	$358.4	$1,028.9

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	105

35.	Segmented Information

The Company’s gold mines are divided into geographic segments as follows:

•	Côté Gold mine[1] - Ontario, Canada;

•	Essakane mine - Burkina Faso; and

•	Westwood complex - Quebec, Canada.

The Company’s non-gold mine segments are divided as follows:

•	Exploration and evaluation and development; and

•	Corporate - includes royalty interests.

	December 31, 2024			December 31, 2023
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Côté Gold	$2,887.0	$3,016.0	$227.3	$2,521.5	$2,638.0	$243.2
Essakane	882.2	1,206.2	281.9	764.4	1,100.4	274.2
Westwood complex	788.0	822.2	199.7	357.9	389.5	249.7

Total gold mines	4,557.2	5,044.4	708.9	3,643.8	4,127.9	767.1
Exploration and evaluation and development	74.4	77.7	9.3	37.7	47.4	1.3
Corporate	74.5	252.3	1,255.5	102.7	328.0	1,499.8
Assets held for sale[1]	—	—	—	—	34.6	5.6

Total	$4,706.1	$5,374.4	$1,973.7	$3,784.2	$4,537.9	$2,273.8

1.	Includes assets and liabilities held for sale relating to the remaining Bambouk assets (note 7).

Year ended December 31, 2024

	Consolidated statements of earnings (loss) information
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations	Capital expenditures[4]
Gold mines
Côté Gold[5]	$284.3	$115.0	$56.7	$—	$6.5	$—	$0.5	$105.6	$268.8
Essakane	1,083.2	536.8	162.3	—	—	—	(0.3)	384.4	185.5
Westwood complex	323.0	157.5	53.7	—	—	(455.5)	(11.6)	578.9	66.1

Total gold mines	1,690.5	809.3	272.7	—	6.5	(455.5)	(11.4)	1,068.9	520.4
Exploration and evaluation and development	—	—	—	—	15.2	—	0.7	(15.9)	—
Corporate[6]	(57.5)	—	1.1	48.9	—	—	1.5	(109.0)	1.6

Total	$1,633.0	$809.3	$273.8	$48.9	$21.7	$(455.5)$	(9.2)	$944.0	$522.0

1.	Excludes depreciation expense.
2.	Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.	Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.	Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets. Côté Gold is presented at 70%.
5.

Up to the achievement of Commercial Production, revenue and expenses include 60.3% of the Côté Gold UJV balances. 9.7% of the revenue and expenses from the Côté Gold UJV, $18.4 million and $6.6 million respectively, are included in interest income, derivatives and other investment gains (losses) as this was funded by SMM (note 8). Subsequent to November 30, 2024, revenue and expenses include 70% of the Côté Gold UJV balances.

6.	Includes impact on revenues of delivering ounces into gold sale prepayment arrangements (note 19) and earnings from royalty interests.

1.	The Côté Gold mine segment includes the financial information of the Côté UJV as well as other financial information for the Côté Gold mine outside of the Côté UJV.

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	106

Year ended December 31, 2023

	Consolidated statements of earnings (loss) information
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations	Capital expenditures[4]
Gold mines
Côté Gold	$—	$—	$—	$0.4	$4.2	$—	$1.0	$(5.6)	$731.6
Essakane	809.6	502.4	183.6	—	—	—	31.6	92.0	136.6
Westwood complex	176.6	144.6	31.3	—	—	—	10.4	(9.7)	65.6

Total operating gold mines	986.2	647.0	214.9	0.4	4.2	—	43.0	76.7	933.8
Exploration and evaluation and development	—	—	—	—	22.1	—	0.2	(22.3)	—
Corporate[5]	0.9	—	1.1	50.4	—	—	4.1	(54.7)	0.4

Total continuing operations	$987.1	$647.0	$216.0	$50.8	$26.3	$—	$47.3	$(0.3)	$934.2
Discontinued operations[6]	47.2	23.8	—	—	0.1	—	1.3	22.0	10.8

Total	$1,034.3	$670.8	$216.0	$50.8	$26.4	$—	$48.6	$21.7	$945.0

1.	Excludes depreciation expense.
2.	Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.	Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.	Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets.
5.	Includes earnings from royalty interests.
6.	Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 6).

36.	Commitments

	December 31, 2024	December 31, 2023
Purchase obligations	$155.0	$209.9
Capital expenditure obligations	117.2	158.8
Lease obligations	142.8	130.4

	$415.0	$499.1

(a)	Commitments - payments due by period

As at December 31, 2024	Total	1 yr1	2-3 yrs[2]	4-5 yrs[3]	>5 yrs[4]
Purchase obligations	$155.0	$141.6	$6.9	$2.0	$4.5
Capital expenditure obligations	117.2	102.3	14.9	—	—
Lease obligations	142.8	39.8	70.1	23.4	9.5

	$415.0	$283.7	$91.9	$25.4	$14.0

1.	Due over the period from January 1, 2025 to December 31, 2025.
2.	Due over the period from January 1, 2026 to December 31, 2027.
3.	Due over the period from January 1, 2028 to December 31, 2029.
4.	Due from January 1, 2030 and beyond.

(b)	Royalties included in Cost of sales

Production from certain mining operations is subject to third party royalties (included in cost of sales) based on various methods of calculation summarized as follows:

	December 31, 2024	December 31, 2023
Côté Gold	$19.4	$—
Essakane	74.5	44.6
Westwood	0.3	0.2

	$94.2	$44.8

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	107

37.	Related Party Transactions

(a)	Receivables from related parties

The Company had no receivables from related parties during the year ended December 31, 2024.

(b)	Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2024	2023
Salaries and other benefits	$5.5	$7.2
Retirement benefits	0.7	2.1
Share-based payments	3.2	4.2

	$9.4	$13.5

IAMGOLD CORPORATION
2024 Consolidated Financial Statements - December 31, 2024	108

2024 MINERAL RESERVES AND RESOURCES

Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserves and Mineral Resources Estimates

The mineral Resources and Reserves estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These standards are similar to those found in subpart 1300 of Regulation S-K, used by the United States Securities and Exchange Commission (the “SEC”). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under subpart 1300 of Regulation S-K . Accordingly, mineral Resources and Reserves information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of subpart 1300 of Regulation S-K (the “SEC Modernization Rules”), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended definitions of “proven mineral reserves” and “probable mineral reserves” in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2022, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”) may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC’s MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this news release are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral Resources will ever be upgraded to a higher category.

The mineral Reserves and mineral Resources data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

Gold Technical Information and Qualified Person/Quality Control Notes

The Company’s Mineral reserves are comprised of in-place material, i.e. material containing ounces of gold for which an assessment of key modifying factors such as mining, processing, metallurgical recovery, infrastructure, economic, legal, environmental, social and governmental factors are used to determine their economic viability.

There are numerous parameters inherent in estimating Proven Mineral Reserves and Probable Mineral Reserves, including many factors beyond the Company’s control. The estimation of Mineral Reserves is a subjective process, and the accuracy of any Mineral Reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Lisa Ragsdale, Director, Mining Geology, IAMGOLD Corporation is the “qualified person” for the purposes of NI 43-101 (“QP”) with respect to the mineralization being reported on and is responsible for the review and approval of all Mineral Resources estimates for IAMGOLD. Guy Bourque, Director, Mining, IAMGOLD Corporation is the QP for the purposes of NI 43-101 with respect to the mineralization being reported on and is responsible for the review and approval of all Mineral Reserves estimates for IAMGOLD.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of its Mineral Reserves and resources. For each mine and project, the relevant QPs verified the data incorporated, including sampling, analytical and test data underlying the information contained in this news release. Quality control falls under the responsibility of Ms. Ragsdale and Mr. Bourque.

In estimating Mineral Reserves, cut-off grades are established using the Company’s long-term metal price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. As part of the annual Mineral Reserves estimation process, the cost models used for cut-off grade calculations are compared to prior studies or estimates and are updated appropriately based on actual operating performance and price projections for inputs. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces Mineral Reserves. In order to renew Mineral Reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

IAMGOLD CORPORATION
Mineral Reserves and Resources – December 31, 2024	109

MINERAL RESERVES AND MINERAL RESOURCES OF GOLD OPERATIONS

as at December 31, 20241,2,3

(Measured and Indicated Resources are inclusive of Proven and Probable Reserves)

	Tonnes	Grade	Ounces	Attributable Ounces
OPERATIONS	(000s)	(g/t Au)	(000s)	(000s)
Essakane, Burkina Faso				[90	%]
Proven Mineral Reserves	18,876	0.65	396	356
Probable Mineral Reserves	44,017	1.36	1,920	1,728
Subtotal P&P4	62,893	1.15	2,316	2,084
Measured Mineral Resources	21,157	0.64	433	390
Indicated Mineral Resources	78,722	1.40	3,534	3,180
Subtotal M&I6 (incl. of Reserves)	99,879	1.24	3,967	3,570
Inferred Mineral Resources[6]	12,623	1.76	713	642
Westwood, Canada				[100	%]
Proven Mineral Reserves	1,080	8.64	300	300
Probable Mineral Reserves	2,976	7.35	704	704
Subtotal P&P5	4,056	7.70	1,004	1,004
Measured Mineral Resources	1,061	9.18	313	313
Indicated Mineral Resources	5,627	7.75	1,402	1,402
Subtotal M&I8 (incl. of Reserves)	6,688	7.98	1,715	1,715
Inferred Mineral Resources[8]	4,369	12.83	1,802	1,802
Côté Gold, Canada				[70	%]
Proven Mineral Reserves	127,747	1.07	4,376	3,063
Probable Mineral Reserves	101,427	0.91	2,965	2,076
Subtotal P&P4	229,175	1.00	7,341	5,139
Measured Mineral Resources	162,140	0.94	4,907	3,435
Indicated Mineral Resources	276,404	0.77	6,878	4,815
Subtotal M&I7 (incl. of Reserves)	438,544	0.84	11,785	8,249
Inferred Mineral Resources[7]	60,362	0.61	1,177	824
Gosselin, Canada[7]				[70	%]
Indicated Mineral Resources	161,300	0.85	4,420	3,094
Inferred Mineral Resources	123,900	0.75	2,980	2,086
Nelligan, Canada[6]				[100	%]
Indicated Mineral Resources	102,845	0.95	3,125	3,125
Inferred Mineral Resources	166,395	0.96	5,161	5,161
Monster Lake, Canada[6]				[100	%]
Indicated Mineral Resources	239	10.96	84	84
Inferred Mineral Resources	1,053	14.43	489	489
Gossey, Burkina Faso[6]				[90	%]
Indicated Mineral Resources	8,383	0.87	235	212
Inferred Mineral Resources	1,611	1.00	52	47
Diakha-Siribaya, Mali[9]				[90	%]
Indicated Mineral Resources	27,937	1.48	1,325	1,193
Inferred Mineral Resources	8,468	1.53	417	376
TOTAL	Tonnes (000s)	Grade (g/t Au)	Ounces (000s)	Attributable Ounces (000s)
Proven & Probable Mineral Reserves[1]	296,124	1.12	10,661	8,227
Measured & Indicated Mineral Resources[1]	845,816	0.98	26,656	21,242
Inferred Mineral Resources[1]	378,781	1.05	12,791	11,425

IAMGOLD CORPORATION
Mineral Reserves and Resources – December 31, 2024	110

Notes to Gold Mineral Reserves and Resources

1.	Figures may not add due to rounding.

2.

In mining operations, Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserves estimations but are deemed to have a reasonable prospect of economic extraction.

3.	See “Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserves and Mineral Resources Estimates”.

4.	2024 Mineral Reserves estimated as of December 31, 2024, using a gold price of $1,500 per ounce for Essakane and $1,400 per ounce for Côté Gold.

5.

Westwood (underground) Mineral Reserves have been estimated as of December 31, 2024 using a $1,500/oz gold price and a 6.82g/t Au cut-off grade, the Grand Duc Mineral Reserves estimate is included in the Westwood Reserves estimate and has been estimated as of December 31, 2024 using a gold price of $1,800/oz.

6.	2024 Mineral Resources estimated as of December 31, 2024, using a gold price of $1,800 per ounce for Essakane, Nelligan, Monster Lake and Gossey; and have been estimated in accordance with NI 43-101.

7.

2024 Mineral Resources for Côté Gold and Gosselin are using a gold price of $1,700 per ounce, unchanged from the prior year. The block models were not updated as drill programs and whittle pit analysis are ongoing.

8.

Westwood Mineral Resources have been estimated as of December 31, 2024 using a 5.68 g/t Au cut-off grade over a minimum width of 2.4 metres, using a $1,800 per ounce gold price and have been estimated in accordance with NI 43-101. The Grand Duc Mineral Resources and Reserves estimate is included in the Westwood Mineral Resources and Reserves estimates. The Grand Duc Mineral Resources have been estimated as of December 31, 2024 using a gold price of $1,800 per ounce and have been estimated in accordance with NI 43-101

9.

Diakha-Siribaya Mineral Resources have been estimated as of December 31, 2024 using a $1,500 per ounce gold price and have been estimated in accordance with NI 43-101. The definitive agreement to sell the Diakha-Siribaya Gold Project in Mali to Managem S.A. expired on December 31, 2024, and was not extended. The Company is pursuing alternative options for the sale of this asset.

IAMGOLD CORPORATION
Mineral Reserves and Resources – December 31, 2024	111

IAMGOLD 2024 Fighting Against Forced Labour and Child Labour in Supply Chains Act Report

Message from our CEO

At IAMGOLD, we are committed to fostering a culture of responsibility and accountability across our operations. This commitment is reflected in our environmental, social, and governance (ESG) practices, our active participation in the Mining Association of Canada’s Towards Sustainable Mining Initiative and adherence to the World Gold Council’s Responsible Gold Mining Principles and Conflict-Free Gold Standard®.

With a presence across two continents, we understand that our influence extends beyond the physical boundaries of our mines. As such, we recognize the importance of preventing, mitigating and managing risks across our global supply chain. The risk of forced labour and child labour is real in today’s world, and we are committed to doing our part.

We believe in and follow internationally recognized human rights principles and expect the same from our employees, contractors, and suppliers. To mitigate and manage the risks of forced labour and child labour within our activities and throughout our supply chain, we have implemented key policies and processes at both the corporate and site levels to guide our approach.

For 2024, we continued to work on improving our human rights due diligence and controls. Key actions we took included:

•	Continuing to map our business activities and tier 1 suppliers

•	Conducting an inherent risk assessment of over 500 of our tier 1 suppliers

•	Reviewing and updating our Human Rights Policy

•	Updating our Supply Agreement Templates to include forced labour and child labour due diligence clauses

Addressing the risks of forced labour and child labour within our supply chain is a responsibility we take seriously. In 2025, we plan to conduct a residual risk assessment focusing on suppliers with the highest potential inherent risk of child and forced labour. Based on the findings, we plan to implement a targeted set of controls to further mitigate these risks. This step is important to help us address potential issues and safeguard the integrity of our supply chain. We remain committed to strengthening our human rights due diligence and controls, working with our suppliers to improve our practices, and being transparent about our progress.

Sincerely,

Renaud Adams

President and CEO

Fighting Against Forced Labour and Child Labour in Supply Chains Act Report	112

About this report

This Report constitutes IAMGOLD Corporation’s (“IAMGOLD” or the “Company” or “we” or “our”) second annual Report prepared under section 6(2) of the Fighting Against Forced Labour and Child Labour in Supply Chains Act (“Act”).1 It covers the Company’s most recently completed financial year ending on December 31, 2024 (“Reporting Period”). The Report outlines the steps IAMGOLD has taken during the Reporting Period to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods in Canada or elsewhere by the entity or of goods imported into Canada by the Company.2 This Fighting Against Forced Labour and Child Labour in Supply Chains Act Report (“Report”) is part of our annual reporting suite. Additional reports, including our Sustainability-related Reports can be found on our website.

FY24 KEY HIGHLIGHTS

[1]	Financial Information: All financial information is reported in US dollars (USD) unless otherwise stated.
[2]

IAMGOLD has prepared this Report based on information available to it at the time of preparation. This Report contains information or statements that express expectations or estimates of future performance, and all information or statements, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include, but are not limited to, statements relating to IAMGOLD’s policies and practices with respect to forced labour and child labour risk management, including statements of current intention and expectation and statements of opinion. Forward-looking statements are generally identifiable by the use of words such as “may”, “will”, “should”, “would”, “could”, “continue”, “expect”, “aim”, “anticipate”, “estimate”, “strive”, or “plan”, or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate, as IAMGOLD’s actual results and future events could differ materially from those anticipated in this forward-looking information because of the factors discussed in the “Risk Factors” section in IAMGOLD’s Annual Information Form, which is available at www.iamgold.com or on SEDAR+. Except as required by applicable laws or regulations, IAMGOLD does not undertake to publicly update or review any forward-looking statements.

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1.	Steps taken during our previous financial year

We are committed to maintaining our culture of accountable mining through high standards of environmental, social and governance practices. This Report specifically reflects our commitment to respecting internationally recognized human rights. We are guided by the United Nations Guiding Principles on Business and Human Rights and are committed to establishing an organizational culture that respects internationally recognized human rights as set forth in the Universal Declaration of Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work. We expect all our employees and business partners, including contractors and suppliers, to respect internationally recognized human rights.

During the Reporting Period, we built upon our initial efforts to prevent and reduce the risk of forced labour or child labour within our business activities and supply chains.

Our key achievements for this financial year are illustrated above.

1.1 Structure

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in Canada and West Africa, including Côté Gold (Canada), Westwood (Canada), and Essakane (Burkina Faso). In 2024, the Company commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts.

IAMGOLD is listed on the New York Stock Exchange (NYSE: IAG) and the Toronto Stock Exchange (TSX: IMG). Our registered and principal office is located at 150 King Street West, Suite 2200 in Toronto, Ontario. In 2024, IAMGOLD’s global workforce was comprised of approximately 5,300 employees and contractors. IAMGOLD has over 1,200 employees in Canada, 2,300 employees in Burkina Faso and 92 employees involved in exploration projects worldwide.

The following graphic illustrates IAMGOLD’s subsidiaries and divisions, together with the jurisdiction of incorporation of each such subsidiary, the projects held through each subsidiary or division and the percentage of ownership interest that the relevant subsidiary or division of IAMGOLD maintains.

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IAMGOLD is an active member of the World Gold Council (WGC) and the Mining Association of Canada (MAC).

The WGC champions the role gold plays as a strategic asset, shaping the future of a responsible and accessible gold supply chain. The WGC’s Responsible Gold Mining Principles (RGMPs) establish a set of required practices for its members across all ESG aspects of gold mining. Additionally, the WGC’s Conflict-Free Gold (CFG) Standard® helps companies to provide assurance that their gold is not contributing to conflict. IAMGOLD’s RGMP and CFG reports are both externally assured.

MAC promotes a strong, sustainable mining industry that benefits all Canadians and supports continued prosperity across the country. MAC’s Towards Sustainable Mining (TSM) initiative is a globally recognized sustainability program that supports mining companies in the management of key environmental and social risks. As a MAC member, IAMGOLD is required to implement the TSM Protocols at all our Canadian operations. While it is not required, IAMGOLD also implements TSM at our international operations. In 2024, Essakane and Westwood received Level A and above on all TSM Protocols, with results reviewed through third-party verification.

1.2 Governance

Sustainability governance is overseen by the Board of Directors and integrated throughout our organization. The Board considers ESG central to IAMGOLD’s strategy and performance. The Board oversees and monitors the Company’s strategy, policies and standards, and practices through its five committees: Audit and Finance Committee, Human Resources and Compensation Committee, Nominating and Corporate Governance Committee, Sustainability Committee, and Technical Committee. The Sustainability Committee assists the Board in fulfilling its responsibilities under its mandate and applicable laws and regulations in respect of health, safety and security (“HSS”) and environmental, social and governance matters (including human rights and modern slavery) (“ESG”) at all of the Corporation’s operations, projects and properties. The Board of Directors and its Committees receive regular updates on the Company’s activities and risks, including those related to ESG, on a monthly, quarterly, and yearly basis or as needed. The Board meets at least quarterly and holds additional ad hoc meetings for other matters when necessary.

In order to support our employees and contractors endorse and implement human rights principles, we have established key roles and responsibilities within the organization. The Executive Leadership Team has overall accountability for our approach to human rights and security, and is responsible for ensuring that policies, processes and tools are in place.

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1.3 Activities

IAMGOLD has three active operating mines: Côté Gold and Westwood in Canada, and Essakane in Burkina Faso. This year, the Company commenced production at the large-scale long-life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be one of the largest gold mines in the country. Across our three mine sites, the 2024 global operation production saw 667,000 attributable ounces of gold produced.

Operating Mines

Mine	Côté Gold	Westwood	Essakane
Location	Ontario, Canada	Quebec, Canada	Burkina Faso, West Africa

Commodity	Gold	Gold	Gold

Ownership	70%	100%	90%

Type of mine	Open pit	Underground and satellite open pit	Open pit

Mineral processing	Crushing; grinding; gravity concentration; ore leaching; carbon-in-pulp recovery; electrowinning; and smelting to doré	Crushing; grinding; carbon-in-pulp recovery; stripping; electrowinning; and smelting to doré	Crushing, grinding, gravity concentration, carbon-in-leach recovery, electrowinning, and smelting to doré

Life of mine	Approximately 2041+	Approximately 2033	Approximately 2028

Infrastructure	Open pit mine, mine rock area, ore stockpile, processing plant, tailings management facility, overburden stockpile, emulsion facility, accommodations complex, internal access roads and gate houses	Underground mine, Grand Duc open pit satellite deposit, waste rock storage facilities, tailings storage facilities, paste backfill plant, water management facility, office complex, and gate house	Three open pits, waste rock storage facilities, ore stockpiles, ore processing facilities, tailings storage facility, power generating plants, including a solar plant, maintenance workshops, airstrip and camp

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The Company also has an established portfolio of early stage and advanced exploration projects within highly prospective mining districts. Exploration plays a vital role in mining by enabling the identification and evaluation of mineral deposits. It requires significant time, resources and expertise to allow companies to make informed decisions on the mineral deposits, assess their quality and quantity and determine economic viability. In 2024, IAMGOLD continued to pursue exploration activities that ranged from greenfield early-stage exploration in Ontario, Quebec and Peru to more advanced deposit delineating drilling at our Côté Gold and Essakane mine sites.

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1.4 Supply chain

IAMGOLD’s supply chain is global, diverse and dynamic. It spans continents and encompasses goods used for exploration and processing to transportation and refining. It includes a diversity of suppliers, subcontractors, intermediaries and stakeholders involved in each stage of the supply chain.

With the support of a third-party consultant, we mapped our supply chain using the Global Industry Classification Standard (GICS).3 This included aligning 92% of IAMGOLD’s procurement spend to GICS sub-industry codes for a sample of our tier 1 suppliers with a net spend threshold of approximately $290,000 or more. Additionally, it encompassed tier 1 suppliers operating in high-risk industries (outlined in Section 3) and accounted for expenditures related to government entities. Amongst this segment of our supply chain, we procured the goods from suppliers operating across 6 continents – North America, South America, Europe, Asia, Africa, Oceania.

Top categories of our procurement spend

The majority of our procurement spend can be categorized into the following sub-industries as defined by the Global Industry Classification Standard (GICS):

IAMGOLD’s supply chain is managed at two levels within the organization.

•

Global Supply Chain team: Is responsible for developing supply chain related policies, standards and strategies; providing guidance to sites; managing global contracts; and conducting market intelligence.

•

Site-level Supply Chain team: Each operating site has a local Supply Chain team that is responsible for supporting the procurement needs of the site. The local Supply Chain teams align their approach and strategies with the respective operational plans, as well as IAMGOLD’s policies on anti-bribery and corruption, human rights, local sourcing, sustainable development, and health and safety. All procurement commitments must adhere to the Global Supply Chain teams processes, use standard contract templates, and follow corporate policies.

Suppliers must complete the Supplier Code self-certification and are expected to have their sub-suppliers follow it. IAMGOLD has internal policies related to the purchase of goods and services that provide additional guidance and standards to help us manage the risks present in our global supply chain. This includes providing rules and guidelines to support cost efficiency, accountability and ethical business practices. It also sets out the hierarchy of responsibilities with senior management responsible for overseeing its review, approval and communicating key requirements.

Our Essakane operation utilizes a custom-built in-house tool to streamline its supplier engagement process. Potential suppliers undergo a pre-qualification process, which includes answering specific questions, confirming adherence to the Supplier Code of Conduct, and submitting mandatory documentation. Once approved, suppliers gain full access to the platform to view Requests for Proposals (RFP) and participate in inquiries, thereby fostering competition and collaboration. This approach aims to meet in-country obligations and reinforces IAMGOLD’s commitment to sustainable development and community engagement.

[3]

The Global Industry Classification Standard (GICS) is a system used to categorize companies by sector, industry group, industry, and sub- industry. It was developed in 1999 by MSCI and Standard & Poor’s (S&P) for use by the global financial community. The GICS structure consists of 11 sectors, 25 industry groups, 74 industries, and 163 sub-industries. In order to map our supply chain and conduct the risk assessments, we used the 2018 GICS codes.

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2. Policies and due diligence processes

IAMGOLD’s Zero Harm® vision is our commitment to continually strive to reach high standards in human health and safety, minimize our environmental impact, and build collaborative relationships with our host communities. To support our vision, we have global policies and a management framework with specific guidance on community relations, environmental stewardship, risk management, health and safety, and human resources. We encourage collaboration between our sites and corporate teams to develop and exchange best practices.

All employees, contractors, officers and directors are expected to uphold IAMGOLD’s commitment to health, safety and sustainability, and adhere to our suite of corporate policies. To prevent, mitigate and manage forced labour and child labour risks within our activities and throughout our supply chain, we have established several key policies and processes at the corporate and site levels that guide our approach.

Document	Relevance to forced labour and child labour	Policies and processes in action
Human Rights Policy (Link)

Establishes our core commitment to respect human rights, both in Canada and internationally.

Prohibits child labour, forced labour and modern slavery in our operations and supply chains and establishes our commitment to perform due diligence to identify risks.

The policy applies to all our operations and activities and at all project development stages.

Integrates our commitment to respect human rights into operational policies and procedures across the company and our business relationships, with the support and engagement of our stakeholders.

Code of Business Conduct and Ethics (Link)

Sets the expectations by which we conduct our business activities, reflects our values and serves as a reference to guide our decisions.

Requires our people to conduct business in accordance with all applicable laws and regulations, and high ethical standards.

Applies to everyone who works for IAMGOLD, including officers, members of our Board of Directors, employees, consultants and representatives worldwide.

Each new director, officer, employee, consultant, and representative is required to certify their awareness and compliance with the Code of Business Conduct and then are required annually to attest to their awareness and compliance by successfully completing our training and certification process.

Supplier Code of Conduct and Ethics (Link)	IAMGOLD requires at a minimum that our suppliers maintain policies that mandate adherence to applicable laws, standards, and regulations, and prohibit the employment and use of forced labour and child labour.

The Supplier Code of Conduct and Ethics (“Supplier Code”) applies to all of suppliers working with us or on our behalf including contractors, consultants, vendors, their subcontractors, and any other contracted third-party individuals.

The Supplier Code defines the minimum requirements suppliers are expected to incorporate into their own operations and take appropriate actions to confirm that their own suppliers also comply with the standards of our Supplier Code.

Each new supplier is required to certify their awareness and compliance with the Supplier Code.

Audits and verification of adherence to the Supplier Code may be conducted at the site level.

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Document	Relevance to forced labour and child labour	Policies and processes in action
Whistleblower Policy (Link)	Defines the steps employees, contractors, and representatives, or members of the public worldwide should follow when reporting complaints or concerns.

Included in the annual Code of Business Conduct training provided to employees.

Includes various mechanisms for submitting a complaint: by internet; by phone; by mail; by Skype; and complaint boxes at Essakane.

Monitored and overseen by the Audit and Finance Committee of the Board.

Supply Agreements (External)

Require suppliers to conduct regular due diligence on their operations and supply chains to confirm there are no instances of forced labour or child labour and requires corrective actions to be taken if discovered. Corrective actions may include remediation for affected workers and their families, termination of contracts with non-compliant sub-contractors and implementation of preventative measures to avoid future occurrences, including through the provision of annual training to employees and sub-contractors.

Suppliers are required to notify IAMGOLD if forced labour or child labour is detected.

Require all new suppliers to sign agreements incorporating these requirements, providing IAMGOLD with the right to terminate an agreement without prior notice if forced labour or child labour is used, including within their supply chain.

Request for Proposal Process (RFP) (Internal)	Once implemented, it will require all bidders to submit a forced labour and child labour declaration along with their certification that child labour and forced labour is not used in their organisation and supply chain.

Human rights criteria form a component of the RFP evaluation criteria.

Bidders are asked to provide information on the origin of the goods proposed in the RFP including the countries of origin, the conditions of production, as well as any associated certification.

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2.1 Policy spotlight: Our Supplier Code of Business Conduct and Ethics

Our Supplier Code was adopted in 2021, and defines minimum requirements that suppliers are expected to incorporate into their own operations and includes those working for the supplier through a third-party contract. We expect suppliers to take appropriate measures to have their own suppliers comply with our minimum standards.

Each new supplier is required to certify their awareness and compliance with the Supplier Code when signing a contract with IAMGOLD. To support adherence, we may seek to conduct due diligence verification on any supplier by requesting evidence of a recent audit or a direct audit of the primary facility where goods are manufactured. In the case of non-compliance with our minimum standards, we will work with the supplier to put in place mutually agreed upon corrective actions and a schedule for implementing them. If the supplier is unwilling or omits to correct gaps identified, or is materially misaligned with our values, we may terminate our business relationship and procurement agreement.

Supplier requirements within IAMGOLD’s

Supplier Code of Business Conduct and Ethics

• Conduct operations in a manner consistent with the United Nations Universal Declaration of Human Rights and the International Labour Organization’s core labour rights

• Maintain a whistleblower channel and provide clear communication to employees that there is no retribution for speaking up

• Have all employees, including contract workers, work at their own will

• Not be involved in human trafficking, or use any form of slave, forced, bonded, indentured, or prisoned labour

• No employees or contract workers should be required to pay any fees to obtain or retain their employment

• Fees and costs associated with recruitment and employment should be paid by the Supplier

• Not withhold employee’s original government issued identification and travel documents

• Make employee contracts clear, in a language understood by workers

• Not impose unreasonable restrictions on movement within the workplace

• Respect the rights in the Convention on the Rights of Child

• Not engage in, or allow child labour within their facilities or those of their suppliers

• Follow the International Labour Organization’s definition of the minimum age for admission to employment or work

• Not employ individuals under the age of 15, except in some countries where this age is varied by local legislation

• Comply with local law if it sets an older age to define child labour

• Comply with local laws and regulations with respect to working hours, overtime and days of rest

• In the absence of local laws or collective agreements, a workweek should be restricted to 60 hours, including overtime

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2.2 Multiple channels have been established for internal and external stakeholders to report grievances

We have set up multiple reporting channels to enable employees, contractors, representatives or members of the public to report perceived incidents of misconduct openly, confidentially, or anonymously. Reports can be made to the Chair of the Audit and Finance Committee, or to the Chair of the Nominating and Corporate Governance Committee, through the confidential reporting service, or directly to any member of the Company’s management. Complaint boxes have also been established at select sites.

Internet	www.clearviewconnects.com

1 (866) 506-6954
Phone	Or by calling collect
+1 (416) 385-6016

Mail	Confidential post office box at: P.O. Box 11017, Toronto, Ontario M1E 1N0

Email	The Chair of the Audit and Finance Committee or the Chair of the Nominating and Corporate Governance Committee service as follows: Chair_Audit@iamgold.com or Chair_NCGC@iamgold.com.

Skype	Skype call to ClearView Connects to the following username: clearview-iamgold

Complaint boxes	Complaint boxes are opened monthly at Essakane through the independent oversight of the internal audit function and reported to the Audit and Finance Committee.

Grievances received in 2024

None of the whistleblower complaints received by IAMGOLD in 2024 were related to human rights violations. All other complaints were investigated and reported to the Audit and Finance Committee of the Board.

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2.3 Whistleblower investigation process

When an allegation of misconduct is reported either directly or anonymously through the above channels, the Audit and Finance Committee is informed by management. Depending on the allegation’s severity, the Audit and Finance Committee, management, or another committee of the Board will investigate. Counsel, and internal or external auditors, may be involved.

IAMGOLD strictly prohibits retaliation against anyone who makes a report in good faith. Unless required by judicial or other legal processes, we will keep the identity of any individual who makes a report confidential. All records of reports, investigation results, and any actions taken during the investigation are retained for seven years.

3. Forced labour and child labour risks

Inherent risk refers to the likelihood of forced labour or child labour practices arising within a particular country, industry, or business operation, influenced by factors such as the intensity of labour, dependence on migrant workers, insufficient regulations, or economic instability. An inherent risk assessment helps businesses identify areas with a potential increased risk of forced or child labour. This allows organizations to pinpoint risk hotspots and then prioritize time and financial investment into those sites and suppliers of highest inherent risk. However, it is important to note that identifying inherent risk does not imply that forced or child labour practices are currently occurring.

We engaged an independent third-party consultant to conduct two inherent risk assessments to understand the potential inherent risks within our operations as well as in our supply chain. In February 2024, we conducted our first assessment on a sample of tier 1 suppliers from our 2023 procurement spend. We followed a risk-based approach to identify suppliers providing higher risk products and services and operating within higher risk countries. The supplier sample selected included a total of 196 tier 1 suppliers representing $937 million, operating across 22 countries.4

In January 2025, we conducted a further assessment over a sample of tier 1 suppliers from our 2024 procurement spend. We assessed a total of 509 tier 1 suppliers, operating across 17 countries worldwide.5 Across the two assessments, we assessed the inherent risk associated with 639 of our suppliers, 196 in the first assessment and an additional 443 in the second assessment.

To enable us to perform the inherent risk assessments, we collaborated with the third-party consultant to map our operational activities and suppliers to the GICS sub-industries and identified the country of origin for each supplier based on available procurement data. The third-party utilized their forced labour and child labour risk assessment methodology to identify an inherent risk rating for each supplier and operational activity. These assessments combined geographic risk, industry risk and an industry controversy score to produce an inherent risk rating of low, low-medium, medium, medium-high, or high.

Based on the risk assessment results, in 2025, we plan to conduct a residual risk assessment with vendors identified as carrying a potential high risk.

3.1 Risks in our activities

IAMGOLD conducts business operations in Canada and Burkina Faso. Each country has a distinct potential inherent risk profile for forced labour and child labour. We directly employ a diverse workforce to carry out operational activities at our corporate and mining sites. Our operational sites are supported by an indirect workforce employed by suppliers to whom we outsource certain tasks. The supply chain risks associated with these outsourced services, along with other goods and services we procure, are detailed in the following section.

Our Canadian employees located at our head office in Toronto manage our daily corporate operations. This segment of our operations has been assessed to have a low potential inherent risk of forced labour and child labour, primarily due to factors such as the employee’s location in Canada and the predominantly high-skilled, low-labour intensity nature of their work.

[4]	The first assessment covered suppliers from which IAMGOLD procured goods and services from between January 1, 2023 to December 31, 2023.
[5]

The second assessment covered suppliers from which IAMGOLD procured goods and services from between January 1, 2024 to December 31, 2024. 66 of the suppliers assessed were also included in the 2024 risk assessment supplier sample.

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At our Canadian mine sites located in Northern Ontario and Northern Quebec, our direct workforce was engaged in exploration, mine construction, open pit and underground mining operations, and ore processing activities. These activities have been identified as having a medium potential inherent risk of forced labour and child labour, mainly driven by characteristics typical of the gold mining and construction industries rather than specific country-related risk factors. These characteristics include high labour intensity and potential worker exposure to remote worksite conditions.

Mining operations in Burkina Faso have been recognized as the area of our activities with the highest potential inherent risk of forced labour and child labour. Given the heightened geographic risks associated with these issues in Burkina Faso, the Essakane site has been evaluated as having a potential high inherent risk of child labour and a medium-high risk of forced labour. Generally, instances of child labour in Burkina Faso’s mining sector are linked to informal and artisanal mining activities, rather than large-scale operations like our Essakane mine. Identified areas of heightened inherent risk do not account for IAMGOLD’s existing controls, systems, and processes to mitigate the risk of child labour and forced labour occurring in our operations.

We also have a small office in Lima, Peru, where we are undertaking basic exploration including seeking governmental, landowner permits and cultivating our social license to operate. This activity is currently in its infancy and is being performed primarily by highly skilled geologists. If our exploration activities advance into extraction, we will consider it in future risk evaluations.

Site	Inherent risk of child labour	Inherent risk of forced labour
Corporate Office (Ontario and Quebec)	Low	Low

Côté Gold Mine (Ontario)	Medium	Medium

Westwood Complex (Quebec)	Medium	Medium

Essakane Gold Mine (Burkina Faso)	High	Medium-High

3.2 Risks in our supply chain

Among the initial 196 suppliers assessed in our first assessment, the main focus was our operation at Essakane in Burkina Faso. We found that this segment of our supply chain exhibited relatively high levels of potential inherent risk. This was due to the nature of the goods and services we procure as a gold mining company, as well as our sourcing activities in regions with inherently higher risks, such as West Africa.

•	Potential high-risk suppliers: Burkina Faso was identified as the only country with suppliers that have inherently high potential risk.

•	Potential medium-high risk suppliers: These suppliers were found to be operating in Burkina Faso, Côte d’Ivoire, Ghana, Spain, the United States, and Turkey (Türkiye).

The suppliers with the greatest potential inherent risk of forced labour and child labour were identified across various industries, including Construction & Engineering, Construction Materials, Diversified Metals & Mining, Diversified Support Services, Human Resources & Employment Services, and Trucking.

In the second assessment that was conducted in January 2025, we evaluated 509 tier 1 suppliers, covering the majority of our 2024 procurement spend. This inherent risk assessment of our supply chain encompassed a diverse range of suppliers across multiple regions and industries, providing a broader perspective on our global supply chain spend.

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Below is a summary of suppliers with the highest potential inherent risk ratings, across forced labour and child labour risk factors:

5% of suppliers assessed were identified to have a potential medium-high inherent risk of forced labour, with:

•   Suppliers in Burkina Faso, operating in the Construction & Engineering, Trading Companies & Distributors, Construction & Engineering, Gold, Human Resource & Employment Services, Diversified Metals & Mining, Diversified Support Services, Hotels, Resorts & Cruise Lines, Packaged Foods & Meat, Steel.

•   Suppliers in South Africa, operating in the Trading Companies & Distributors sub-industry.

2% of suppliers assessed were identified to have a potential high inherent risk for child labour.

•   Suppliers in Burkina Faso, operating in the Construction & Engineering, Gold, Diversified Metals & Mining, Human Resource & Employment Services, and Diversified Support Services.

By conducting a broader analysis of these risks in the second assessment, we gained a better understanding of the potential inherent risks of forced labour and child labour within our tier 1 supplier base. The outcome of this assessment reinforces our strategy to prioritize our Essakane site at Burkina Faso in our future initiatives and activities aimed at addressing the potential risks in our supply chain.

To advance our business activities, we also engage several outsourced service providers that offer catering, cleaning personnel, shipping, camp services, and security services. Of our activities that are outsourced, Gold Extraction Services and Security and Alarm Services in Burkina Faso have been identified as carrying the highest inherent risk of forced labour and child labour, with a high and medium-high inherent risk rating, respectively.

We understand that these inherent risk ratings are based on industry and geographic data about the supplier or activity, without considering the specific due diligence or governance measures that IAMGOLD or individual suppliers have implemented to mitigate potential risks of forced labour and child labour. To determine whether these risk factors are mitigated or absent from IAMGOLD’s operations and supply chains, a further residual risk assessment is necessary.

In 2025, we plan to undertake a residual risk assessment on the suppliers identified as having the highest potential inherent risk of child and forced labour and based on these results, look to implement a targeted set of controls. We have started to develop a methodology for the residual risk assessment that will enable us to assess the actual risks associated with these suppliers. We plan to update our stakeholders on the progress of the residual risk assessment in our next report.

3.3 Steps taken to manage risk at our sites

All of our operations follow local labour codes and national legislation, as well as the International Labour Organization’s core labour standard.

3.3.1 Essakane

At our Essakane operations, we have implemented controls to help verify that workers meet legal working age requirements. Before commencing employment with IAMGOLD, prospective workers must provide official government documentation on proof of age, and a photocopy of this documentation is kept in their human resources file. The minimum age for employment at Essakane is 18 years old. Additionally, 98% of our Essakane employees are covered by collective bargaining agreements that outline working conditions, minimum working age, minimum wage, and maximum working hours based on local legislation.

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3.3.2 Westwood

Westwood has established controls to confirm that workers meet the legal age requirements at our operations. As part of the hiring process, employees must provide their date of birth in hiring documentation and are required to present government-issued identification to verify their legal age. A photocopy of this identification is kept in their human resources file.

At Westwood, the minimum age for individuals to work underground is 18 years old. For those working on the surface of the mining site, the minimum working age is set at 16 years, in accordance with legal requirements in Québec. At Westwood, 64% of our employees are covered by collective bargaining agreements that mandate minimum working age, minimum wage, maximum working hours. A normal work week is defined as being between 30-48 hours, with a mandatory minimum of 9 hours rest time between work shifts.

3.3.3 Côté Gold

Côté Gold has established controls to confirm that workers meet the legal age requirements at our operations. As part of the hiring documentation, employees must complete a personal information form with their date of birth to verify their age. This form is kept in the human resources file.

At Côté Gold, the minimum age for individuals to work on site is 18 years, which is higher than the legal requirement in Ontario, which is set at 16 years. Our policy mandates a minimum of 11 hours of rest between shifts. To manage workloads effectively, we average schedules over a four-week period. For employees working a 14 on-14 off rotation, this results in an average of 42 hours per week.

4.	Remediation measures

Currently, IAMGOLD has not identified any instances of forced labour or child labour within our activities or supply chains. We have an established grievance mechanism for reporting and investigating adverse impacts as previously discussed. IAMGOLD does not currently have a remediation plan in place but, we plan to develop a remediation plan that will outline a process for addressing any identified grievances in the next reporting year.

5.	Remediation of loss of income

IAMGOLD acknowledges that efforts to prevent and reduce the risks of forced labour and child labour can unintentionally lead to a loss of income for the most vulnerable families. However, IAMGOLD is not aware of any instances to date where our efforts to mitigate the risk of forced or child labour have contributed to a loss of income for vulnerable families.

6.	Training provided to employees on forced labour and child labour

All employees are required to complete the Code of Business Conduct and Ethics training upon joining IAMGOLD and recertify their awareness and compliance Code annually. In 2024, we achieved a 100% recertification rate for our active employees. As part of the Code of Business Conduct and Ethics Training, there is a module on respect in the workplace that outlines our requirements on respect for individuals and their integrity. It underscores the importance of a workplace that is respectful of individuals, their integrity and their dignity, although it does not specifically call out forced labour and child labour at this time. This module emphasizes the requirement to conduct business in accordance with all applicable laws, rules, and regulations. It also provides information on how to report a Code violation through Clear View Connects and the subsequent investigation process.

7.	Assessing effectiveness

We have not yet established a framework for measuring the effectiveness of our forced labour and child labour risk mitigation efforts. As our program matures overtime, we plan to develop a process to measure our progress.

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Approval and attestation

In accordance with the requirements of the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Act), and in particular section 11 thereof, I, Renaud Adams, in the capacity of President and CEO, attest that I have reviewed the information contained in the report on behalf of the governing body of the entity listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed within this report.

/s/ “Renaud Adams”

I have the authority to bind IAMGOLD Corporation

Renaud Adams

President and CEO

April 9, 2025

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SHAREHOLDER INFORMATION		DIRECTORS AND OFFICERS

TRANSFER AGENT	INVESTOR	DIRECTORS	OFFICERS
AND REGISTRAR	INQUIRIES	David Smith	Renaud Adams

Computershare Trust Company of Canada

100 University Avenue 8th

Floor, North Tower

Toronto, Ontario M5J 2Y1

T: 416 263 9200

TF: 1 800 564 6253 www.computershare.com service@computershare.com

AUDITORS

KPMG LLP

SHARES LISTED

Toronto Stock Exchange:

Symbol: IMG

New York Stock Exchange:

Symbol: IAG

COMPANY FILINGS

www.sedarplus.ca

www.sec.gov

SHARES ISSUED

At December 31, 2024

Total outstanding: 571.4 million

Graeme Jennings VP, Investor Relations T: 416 360 4745 E: info@iamgold.com WEBSITE www.iamgold.com

Chair of the Board,

North Vancouver, British

Columbia

Renaud Adams

Director, President & Chief

Executive Officer

Toronto, Ontario

Christiane Bergevin[1,2,3]

Independent Director

Montreal, Quebec

Ann K. Masse[1,3,5]

Independent Director

Wilmington, Delaware

Peter O’Hagan[1,2,3]

Independent Director

New York City, New York

Kevin O’Kane[4,5]

Independent Director

Vancouver, British Columbia

Murray Suey[1,5]

Independent Director

Calgary, Alberta

Anne Marie Toutant[2,4]

Independent Director

Calgary, Alberta

Audra Walsh[2,4,5]

Independent Director

Crystal River, Florida

President & Chief

Executive Officer

Bruno Lemelin

Chief Operating Officer

Maarten Theunissen

Chief Financial Officer

Annie Torkia Lagacé

Chief Legal and Strategy Officer

Dorena Quinn

Chief People Officer

[1] Member of the Audit and Finance Committee

[2] Member of the Human Resources and Compensation Committee

[3] Member of the Nominating and Corporate Governance Committee

[4] Member of the Technical Committee

[5] Member of the Sustainability Committee

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference herein including, but not limited to, any statements or information with respect to the Company’s mineral resources or mineral reserves, constitute “forward-looking information” or “forward-looking statements” and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements contained herein, include, but are not limited to, those with respect to the Company’s mineral resources or mineral reserves. Forward-looking statements are generally identifiable by, but not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “budget”, “forecast”, “anticipate”, “estimate”, “believe”, “prospective”, “significant”, “potential”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, the failure to accurately estimate mineral resources or mineral reserves, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities, which are incorporated by reference herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

HEAD OFFICE IAMGOLD Corporation 150 King Street West, Suite 2200 Toronto, ON M5H 1J9 Canada T: 416 360 4710 TF: 1 888 464 9999 E: info@iamgold.com TSX: IMG | NYSE: IAG IAMGOLD.COM